ADB

ASIAN DEVELOPMENT BANK

FINANCIAL REPORT 2024

HALO

Management's Discussion and Analysis and Annual Financial Statements

INTERNAL

March 2025

Management’s Discussion and Analysis
and Annual Financial Statements: 31 December 2024
Distribution of this document is limited until it has been approved by the Board of Directors. Following such approval, this document will be reclassified as public and disclosed in accordance with ADB's Access to Information Policy.

CONTENTS

Management’s Discussion and Analysis

Executive Summary

Appendix:	Ordinary Capital Resources Condensed Management Reporting (Non-GAAP measure) Balance Sheets	49

MANAGEMENT’S DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

Under Strategy 2030, which sets the direction for the Asian Development Bank (ADB) to respond effectively to the changing needs of Asia and the Pacific, ADB continues to sustain its efforts to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific. In its Strategy 2030 Midterm Review1, ADB approved an ambitious new road map to guide its evolution and scale up its support on key challenges facing Asia and the Pacific.

In 2024, ADB delivered total commitments of $24.3 billion ($23.6 billion – 2023) and disbursements of $18.6 billion ($17.8 billion – 2023).2
Financial Results: Ordinary capital resources (OCR) reported net income of $1,629 million ($938 million – 2023) and allocable net income of $1,539 million ($1,423 million – 2023) in 2024. The net income increased mainly due to the unrealized gains from fair value changes of financial instruments. The allocable net income (non-GAAP measure) increased mainly due to higher income from equity-funded liquidity investments and sovereign lending operations, and realized revenue from equity method investments, partially offset by the higher administrative expenses.

The OCR balance sheet continued to grow in line with its growing lending operations. Loans outstanding balance as of 31 December 2024 was $153.9 billion, a $2.9 billion increase from $151.0 billion at the end of 2023. Liquidity investments after swaps increased by $0.3 billion to $49.7 billion as of 31 December 2024 from $49.4 billion at the end of 2023. Borrowings after swaps increased by $3.9 billion to $156.3 billion as of 31 December 2024 from $152.4 billion at the end of 2023. In 2024, ADB issued $33.1 billion bonds ($28.9 billion – 2023).
Exposure Exchange Agreements (EEA): In October 2024, ADB signed a $1.0 billion sovereign EEA with the African Development Bank and a $1.5 billion sovereign EEA with the Inter-American Development Bank. The EEAs aim to strengthen capital adequacy levels and boost lending capacity. As of 31 December 2024, ADB’s total amount of guarantee provided and received under its EEAs with peer multilateral development banks amounted to $6.0 billion ($3.5 billion – 2023).
Corporate Results Framework (CRF) 2025-20303: In October 2024, ADB approved its new CRF that aligns the final implementation of Strategy 2030 and its midterm review. CRF 2025-2030 simplifies and emphasizes outcome-oriented metrics directly linked to the sustainable development goals to better assess its performance in achieving a more prosperous, inclusive, resilient, and sustainable Asia and the Pacific. The new CRF places well-being and empowerment of people, the health of the planet, and the prosperity of ADB’s member economies at its core. It features 35 results indicators, down from 60 in the previous framework.

New member country: In September 2024, Israel became ADB’s 69th overall member and 20th nonregional member. Shareholding percentage and voting power of all members were updated accordingly.

[1]	ADB. 2024. Strategy 2030 Midterm Review: An Evolution Approach for the Asian Development Bank.
[2]
The figures are for ordinary capital resources (OCR) and Special Funds. Special Funds include the Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Regional Cooperation and Integration Fund (RCIF), Asia Pacific Disaster Response Fund (APDRF), Climate Change Fund (CCF) and Financial Sector Development Partnership Special Fund (FSDPSF).

[3]	ADB. 2024. Steering ADB’s Corporate Strategy to Success: Corporate Results Framework, 2025–2030.

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I.         OVERVIEW

The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 under the Agreement Establishing the Asian Development Bank (the Charter).1 ADB is owned by 69 members, 49 of which are regional members providing 63.4% of its capital and 20 nonregional members providing 36.6% of its capital.
ADB provides various forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance (TA), grants, guarantees, and equity investments. These instruments are funded through ordinary capital resources (OCR), Special Funds, and trust funds. The Charter requires that funds from each resource be kept and used separately. Trust funds are generally funded by contributions and administered by ADB as the trustee.
ADB also offers debt management products to its sovereign and sovereign-guaranteed borrowers and entities fully guaranteed by members such as interest rate swaps and cross currency swaps (including local currency swaps) for their third-party liabilities. In addition, ADB provides policy dialogue and transaction advisory services to its DMCs and private sector clients to promote public–private partnerships in the region, and mobilizes financial resources through its cofinancing operations, which access official and other concessional, commercial, and export credit sources to maximize the development impact of its assistance. Cofinancing for ADB projects can be in the form of external loans, grants for TA and components of loans, equity investments, and credit enhancement products such as guarantees and syndications.
ADB continued to focus on implementing Strategy 2030, its long-term corporate strategy, to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific. In 2024, the midterm review of Strategy 2030 examines progress, identifies areas for change, and proposes a path for ADB’s evolution. ADB delivered total commitments of $24.3 billion ($23.6 billion – 2023) and total disbursements of $18.6 billion ($17.8 billion – 2023).2

In February 2025, ADB approved a plan to scale up its operations by 50% over the next decade, leveraging its existing capital base to enhance its development impact across Asia and the Pacific. Under the Capital Utilization Plan, ADB will increase its annual financing commitments from $24 billion in 2024 to more than $36 billion by 2034.

[1]	ADB. 1966. Agreement Establishing the Asian Development Bank.
[2]
The figures are for ordinary capital resources (OCR) and Special Funds. Special Funds include the Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Regional Cooperation and Integration Fund (RCIF), Asia Pacific Disaster Response Fund (APDRF), Climate Change Fund (CCF) and Financial Sector Development Partnership Special Fund (FSDPSF).

II.         ORDINARY CAPITAL RESOURCES

OCR provides financial assistance to sovereign and nonsovereign borrowers in DMCs in the form of loans, equity investments, and other debt securities. In addition to direct lending, OCR also provides guarantees to assist DMC governments and nonsovereign borrowers in securing commercial funds for ADB-assisted projects and provides transaction advisory services to sovereign and nonsovereign clients.
Funding of OCR lending, investment and other ordinary operations comes from three distinct sources: borrowings from the capital markets and private placements; paid-in capital provided by shareholders; and accumulated retained income (reserves). To fund its OCR operations, ADB issues debt securities in the international and domestic capital markets. ADB’s debt securities carry the highest possible investment ratings from three major international credit rating agencies. The funding strategy is aimed at ensuring availability of funds for operations at the most stable and lowest possible cost. Such strategy has enabled OCR to achieve cost-efficient funding levels for its borrowing members.

A.	Basis of Financial Reporting

ADB’s basis of financial reporting are (i) statutory reporting, which is in accordance with accounting principles generally accepted in the United States (US GAAP) reporting requirements, and (ii) management reporting, which is used as the primary measure to make financial management decisions and to monitor key financial ratios. The key financial performance indicator under these two bases is net income for statutory reporting and allocable net income for management reporting.
Statutory reporting. ADB prepares OCR financial statements in accordance with US GAAP. ADB manages its balance sheet by selectively using derivatives to minimize interest rate and currency risks associated with its financial instruments. Derivatives are used to enhance asset and liability management of individual positions and overall portfolios. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of hedging criteria under the accounting standards does not make fully evident ADB’s risk management strategies.

ADB reports all derivative instruments on the balance sheet at fair value and recognizes the changes in fair value for the year as part of net income. To apply a consistent accounting treatment between the borrowings and their related swaps, ADB elects to measure all borrowings that are swapped or are intended to be swapped in the future at fair value. All investments for liquidity purpose, other debt securities classified as available for sale, and equity investments (except for those accounted for under the equity method) are reported at fair value. ADB continues to report its loans, other debt securities classified as held-to-maturity, and the remaining borrowings at amortized cost.
Management reporting (non-GAAP measure). ADB also reports OCR financial results based on internal management reporting basis which is used as the primary measure to make financial management decisions and to monitor key financial ratios.

ADB reports allocable net income, which is defined as net income after appropriation of guarantee fees to special reserve and certain adjustments reported in the cumulative revaluation adjustments account.3 The cumulative revaluation adjustments account sets aside the impact of unrealized gains or losses from fair value changes associated with certain financial instruments and from translation adjustments of non-functional currencies, and unrealized gains or losses from equity investments accounted for under the equity method.

[3]	ADB’s Charter stipulates that the Board of Governors shall determine the allocation of net income annually.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

ADB intends to hold most borrowings and swaps until maturity or call, hence interim net unrealized gains and losses reported under the statutory reporting basis will generally converge with the net realized income and expenses that ADB recognizes over the life of these financial instruments.

For equity investments, ADB generally holds its investments until ADB’s development role has been fulfilled. Any gains or losses from equity investments recorded at fair value are realized and are deemed available for allocation when ADB exits the investments. Therefore, the periodic net unrealized gains or losses are excluded from the allocable net income until the exit date.
The management reporting basis balance sheet reconciled from the statutory reporting basis balance sheet as of 31 December 2024 is provided in the Appendix.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

B.	Overall Financial Results

OCR reported net income of $1,629 million ($938 million – 2023) and allocable net income of $1,539 million ($1,423 million – 2023) for the year ended 31 December 2024. Table 1 presents the overall financial results for 2024 and 2023.
Table 1: Overall Financial Results for the Years Ended 31 December
($ million)

Item	2024	2023	Change
Revenue from loans—operations[a]	8,038	7,525	513
Sovereign regular	6,841	6,358	483
Sovereign concessional	717	673	44
Nonsovereign	480	494	(14)
Revenue from investments for liquidity purpose	2,713	2,273	440
Interest	2,731	2,312	419
Realized losses on sale of investments	(18)	(39)	21
Revenue from equity investments—operations	115	86	29
Net realized gains[b]	13	24	(11)
Dividends and others	4	13	(9)
Realized gains on equity method investments[c]	71	27	44
Unrealized gains on equity method investments[c]	27	22	5
Revenue from guarantees—operations	27	28	(1)
Revenue from other debt securities—operations	47	48	(1)
Revenue from other sources	84	64	20
Borrowings and related expenses	(8,717)	(7,913)	(804)
Release of provision for credit losses	45	66	(21)
Administrative expenses—OCR	(729)	(680)	(49)
Other expenses	(30)	(24)	(6)
Net unrealized gains (losses)	36	(535)	571
Fair value changes	41	(539)	580
Reclassification of unrealized gains on divested equity investments[b]	(2)	(9)	7
Translation adjustments of nonfunctional currencies	(3)	13	(16)
Net income	1,629	938	691
Appropriation of guarantee fees to special reserve	(27)	(28)	1
Net income after appropriation of guarantee fees to special reserve	1,602	910	692
Adjustments	(63)	513	(576)
Net unrealized (gains) losses	(36)	535	(571)
Unrealized gains on equity method investments[c]	(27)	(22)	(5)
Allocable net income (non-GAAP measure)	1,539	1,423	116
( ) = negative, ADB = Asian Development Bank, OCR = ordinary capital resources
[a]	Includes interest revenue, commitment charges, amortization of front-end fees and loan origination cost and interest on asset swaps. Excludes funding costs.
[b]
Sale of equity investments in 2024 resulted in reclassification of the unrealized gains up to 31 December 2023 of $2 million ($9 million – up to 31 December 2022) to realized gains. The net realized gains up to the date of sale in 2024 amounted to $13 million ($24 million – 2023).

[c]	Pertains to ADB’s proportionate share of gains or losses from equity method investments.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

Net income. Net income for 2024 increased to $1,629 million, from $938 million reported in 2023, mainly because of the unrealized gains from fair value change of financial instruments.
Allocable net income.4 OCR allocable net income for 2024 increased to $1,539 million from $1,423 million in 2023, mainly due to the higher income from equity-funded liquidity investments and sovereign lending operations, and realized revenue from equity method investments, partially offset by the higher administrative expenses.

The change in net income and allocable net income were driven by the following factors.

-
Revenue from loans, excluding funding costs, increased by $513 million primarily because of the higher average interest rates (Figure 1) applied to regular OCR loans and increase in average loans outstanding in 2024 (Figure 2),

-
Revenue from investments for liquidity purpose increased by $440 million mainly because of the $419 million increase in interest revenue driven by the yield improvement and increase in average balances (Figure 2),

-
Revenue from equity investments, excluding unrealized gains on equity method investments, increased by $24 million ($88 million – 2024, $64 million – 2023) mainly due to the higher realized gains from equity method investments, partially offset by the lower net realized gains from divestments,

-
Borrowings and related expenses increased by $804 million mainly because of the higher level of short-term interest rates (Figure 1), and increase in average outstanding borrowings (Figure 2). Consistent with the market movements, average cost of borrowings under management reporting basis increased to 5.5% in 2024 from 5.2% in 2023,

-
Release of provision for credit losses amounted to $45 million for the year ended 31 December 2024. The release of provision in 2024 was mainly due to the improved credit outlook and payments from the previously impaired nonsovereign transactions,

-	Administrative expenses of OCR increased by $49 million primarily because of the higher salaries and benefits expenses, and

[4]	Allocable net income is defined as net income after appropriation of guarantee fees to special reserve and certain adjustments set aside in the cumulative revaluation adjustments account.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

-
$36 million net unrealized gains for the year ended 31 December 2024 ($535 million net unrealized losses – 2023) was largely due to the fair value gains of derivatives driven mainly by the change in medium- and long-term interest rates from end of 2023 levels (Table 2).

Table 2: Details of Net Unrealized Gains (Losses) for the Years Ended 31 December
($ million)
Item	2024	2023	Change
Fair value changes from:	41	(539)	580
Borrowings and related derivatives	485	49	436
Loans related derivatives	(401)	(401)	0
Investments related derivatives	(25)	(250)	225
Equity investments	(18)	63	(81)
Reclassification of unrealized gains on divested equity investment	(2)	(9)	7
Translation adjustments of nonfunctional currencies	(3)	13	(16)
Total	36	(535)	571
( ) = negative.
Note: 0 = amount less than $0.5 million.

Selected Financial data. Selected financial data are presented in Table 3. For the year ended 31 December 2024, under statutory reporting, return on earning assets and return on equity increased because of the higher net income compared to 2023. Under management reporting basis, the return on earning assets remained stable while return on equity increased because of the higher allocable net income. Return on loans and return on investments for liquidity purposes, under both reporting bases, and cost of borrowings under management reporting basis increased because of the higher levels of short-term interest rates in 2024 compared to 2023. Cost of borrowings under statutory reporting basis remained stable because of higher short-term interest rates which were offset by the unrealized gains from borrowings and related derivatives.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

Table 3: Selected Financial Data
(%, unless otherwise stated)
Item	2024	2023	2022
Operational Highlights ($ million)
Loans, Guarantees, EI, and ODS Committed[a]	22,920	22,518	19,271
Loans, EI, and ODS Disbursements	17,911	17,077	18,834
Loans and ODS Principal Repayments and Prepayments	12,956	10,585	9,237
Loans, EI, and ODS Outstanding	156,112	153,088	146,385
Statutory Reporting Basis
Net Income ($ million)	1,629	938	2,169
Return on Earning Assets[b]	0.8	0.5	1.1
Return on Equity[c]	2.9	1.7	4.2
Return on Loans[d]	4.9	4.7	2.6
Return on Investments for Liquidity Purpose[e]	4.8	3.9	2.6
Cost of Borrowings[f]	5.2	5.2	1.6
Management Reporting Basis (non-GAAP measure)[g]
Allocable Net Income[h] ($ million)	1,539	1,423	1,099
Return on Earning Assets[b]	0.7	0.7	0.6
Return on Equity[c]	2.8	2.7	2.1
Return on Loans[d]	5.2	5.0	2.3
Return on Investments for Liquidity Purpose[e]	4.8	4.5	2.2
Cost of Borrowings[f]	5.5	5.2	1.9
Capital Utilization Ratio[i]	71.5	70.0	83.9
EI = equity investments, ODS = other debt securities.
Note: All ratios are based on average monthly balances. Amounts and ratios are for the year ended 31 December except for outstanding balances and capital utilization ratio, which are as of year-end.
[a]	Includes commitments under the private sector programs namely, the Trade and Supply Chain Finance and the Microfinance Program.
[b]
Net income (for statutory reporting basis) or allocable net income (for management reporting basis) divided by average earning assets. Earning assets comprise investments for liquidity purpose, loans outstanding, equity investments, and other debt securities (all after swaps, if applicable).

[c]	Net income (for statutory reporting basis) or allocable net income (for management reporting basis) divided by average equity balances.
[d]
Interest revenue on loans, commitment fees, other revenue or expenses on loans and related swaps, and gains or losses on related swaps divided by average outstanding loans after swaps. For the year ended 31 December 2024, under statutory basis reporting, the return on regular and concessional OCR loans was 5.8% and 1.6%, respectively, while under management basis reporting, the return on regular and concessional OCR loans was 6.0% and 2.1%, respectively.

[e]	Interest revenue and gains or losses on investments and related swaps divided by average balances of investments after swaps.
[f]	Financial expenses and gains or losses on borrowings and related swaps divided by average outstanding borrowings after swaps.
[g]
Management reporting basis ratios exclude impact of unrealized gains or losses from fair value changes associated with certain financial instruments, unrealized gains or losses on equity method investments, and nonnegotiable and noninterest-bearing demand obligations on account of subscribed capital.

[h]	Allocable net income is defined as net income after appropriation of guarantee fees to special reserve and certain adjustments set aside in the cumulative revaluation adjustments account.
[i]
Capital utilization ratio is the ratio of the total economic capital used to usable equity. The capital utilization ratio as of 31 December 2024 and 2023 are computed based on the 2023 capital adequacy framework. Capital utilization ratio as of 31 December 2022 was based on the 2020 capital adequacy framework.

C.	Operating Activities

ADB provides financial assistance under its ordinary operations to its DMCs through loans, guarantees, equity investments and other debt securities to help DMCs meet their development needs. ADB also provides policy dialogue and transaction advisory services to its DMCs and private sector clients to promote public–private partnerships in the region. ADB promotes cofinancing of its projects and programs to complement its assistance with funds from official and commercial sources, including export credit agencies. ADB uses commitments as the basis for corporate targets to measure operational performance for both sovereign and nonsovereign operations. Table 3 shows the 3-year trend in operational highlights.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

1.	Loans

ADB is authorized under the Charter to make, participate in or guarantee loans to its DMCs, to any of their agencies, instrumentalities or political subdivisions, and to any entities or enterprises operating within such countries, as well as to international or regional agencies or entities concerned with the economic development of the region. Such loans are made only for projects or programs of high developmental priority.
ADB’s projects undergo an evaluation and approval process that considers factors such as economic, social, environmental, technical, institutional and financial feasibility, integrity, governance, effect on the general development activity of the country, contribution to economic development, capacity of the borrowing country to service additional external debt, effect on domestic savings and balance of payments, impact of new technologies on productivity, and expansion of employment opportunities.

ADB generally requires that the proceeds of its loans and the proceeds of the loans it guarantees be used only for procurement of goods and services produced in and supplied from member countries. Loan disbursements must comply with the requirements specified in the loan agreements. ADB’s staff review progress and monitor compliance with ADB policies. ADB’s Independent Evaluation Department, reporting directly to ADB’s Board of Directors, evaluates the development effectiveness of ADB’s operations.
Lending Headroom. ADB’s lending limitation policy limits the total amount of disbursed loans, disbursed equity investments and related prudential buffer, and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB’s unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. In October 2023, ADB’s Board of Directors approved the report on the proposal to remove the Charter lending limitation (CLL) for submission to ADB’s Board of Governors (BOG), which will require an amendment of the Charter by resolution adopted by a supermajority of ADB’s BOG. A formal resolution will be submitted to the BOG in early 2025. As of 31 December 2024, the total of such loans (including other debt securities), equity investments and related prudential buffer, and guarantees was $156,199 million ($153,054 million – 2023), compared to the maximum lending ceiling of $188,306 million ($190,780 million – 2023), which resulted in a headroom of $32,107 million ($37,726 million – 2023).
Loans—operations. ADB’s OCR lending falls into two categories: sovereign and nonsovereign. Sovereign loans consist of sovereign regular OCR loans and sovereign concessional OCR loans. Sovereign regular OCR loans are available to sovereign and sovereign-guaranteed borrowers in ADB DMCs that have attained higher economic development. Sovereign concessional OCR loans are available for the poorest and most vulnerable members of ADB. ADB also provides lending without sovereign guarantee to privately-held or state-owned or subsovereign entities. In its nonsovereign operations, ADB provides financial assistance based on market-based terms and conditions. ADB, as needed, will help mobilize additional debt from diverse institutions, such as private and public financial institutions and development partners.
OCR offers lending products broadly in three modalities:

-
Project – Also known as investment lending, it finances expenditures incurred for discrete investment projects and focuses on project implementation. Disbursements in this modality are linked to expenditures for inputs. Nonsovereign loans fall under this modality.

-
Policy-based – This modality provides sovereign budget support for structural reforms and development expenditure programs in DMCs. In certain circumstances, it may also be used to provide balance of payments or counter-cyclical fiscal support. It is linked to the implementation of policy reforms, disbursed quickly, and targeted to sector-wide and economy-wide impact.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

-	Results-based – It supports government-owned sector programs and disburses ADB funds based on the achievement of program results.
Table 4 shows OCR’s loans outstanding by modality.

Table 4: OCR Loans Outstanding by Modality
as of 31 December 2024 and 2023
($ million)
	Sovereign
	Regular	Concessional	NSO	Total
2024
Project Loan	72,968	21,441	5,754	100,163
Policy-based Loan	36,537	11,133	–	47,670
Results-based Loan	5,872	866	–	6,738
Total Outstanding	115,377	33,439	5,754	154,570
Accounting adjustments[a]	(25)	(107)	(34)	(166)
	115,352	33,332	5,720	154,404
Allowance for credit losses on loans	(91)	(163)	(286)	(540)
Loans Outstanding	115,261	33,169	5,434	153,864

2023
Project Loan	71,747	21,685	6,096	99,528
Policy-based Loan	35,862	10,291	–	46,153
Results-based Loan	5,198	700	–	5,898
Total Outstanding	112,807	32,676	6,096	151,579
Accounting adjustments[a]	227	(130)	(38)	59
	113,034	32,546	6,058	151,638
Allowance for credit losses on loans	(96)	(175)	(381)	(652)
Loans Outstanding	112,938	32,371	5,677	150,986

( ) = negative, – = nil, NSO = nonsovereign, OCR = ordinary capital resources.
Note: Numbers may not sum precisely because of rounding.
a Includes fair value adjustment on loans, unamortized loan origination cost, and unamortized front-end fee.

A summary of the total OCR loan portfolio by member country as of 31 December 2024 is shown in OCR-6 of the Financial Statements. A breakdown by sector of total OCR loans as of 31 December 2024 and 2023 is shown in Figure 3.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

Figure 3: Sectoral Breakdown of OCR Loans Outstanding as of 31 December 2024 and 2023 ($ billion)
2024: $154.6 billion	2023: $151.6 billion

OCR = ordinary capital resources.
Notes: Number may not sum precisely because of rounding. OCR loans include sovereign and nonsovereign loans outstanding and exclude $540 million ($652 million – 2023) allowance for credit losses, and –$166 million ($59 million – 2023) accounting adjustments for fair value adjustment on loans, unamortized loan origination cost, and unamortized front-end fee.

Expected credit loss. ADB measures expected credit losses for loans, guarantees, and held-to- maturity debt securities. Expected credit losses are calculated using three components: exposure at default, probability of default, and loss given default. Credit losses are measured over the contractual term (lifetime) of the asset or commitment based on all available information: historical experience, current conditions, and macroeconomic forecasts. ADB is also exposed to credit risks on off-balance sheet exposures and records a liability for credit losses on undisbursed loan and held-to-maturity other debt securities commitments, and guarantees.
As of 31 December 2024, total allowance for credit losses and liability for credit losses on off-balance sheet exposures decreased to $675 million ($795 million – 2023), driven by the improved credit outlook and payments from the previously impaired nonsovereign transactions. Allowance for credit losses and liability for credit losses on off-balance sheet exposures are summarized in Table 5. Refer to Credit risk under Risk Management section for more information.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

Table 5: Summary of Allowance for Credit Losses and
Liability for Credit Losses on Off-Balance Sheet Exposures
as of 31 December 2024 and 2023
($ million)
Item	2024	2023
Allowance for credit losses on loans	540	652
Sovereign regular OCR loans	91	96
Sovereign concessional OCR loans[a]	163	175
Nonsovereign loans	286	381
Allowance for credit losses on other debt securities	14	4
Liability for credit losses on off-balance sheet exposures	121	139
Total[b]	675	795
OCR = ordinary capital resources.
Note: Numbers may not sum precisely because of rounding.
a Include allowance for heavily indebted poor countries debt relief ($33 million – 2024, $43 million – 2023).
b Excludes recoveries from risk transfer arrangements.

Status of loans. ADB places loans in non-accrual status when the principal, interest or other charges are overdue by more than 180 days or in case of loans that are not yet overdue by more than 180 days, when there is expectation that loan service payment will not be collected when they become due at the point when such information is known. Once a loan to a borrower is placed in non-accrual status, all other overdue loans to the same borrower will be placed in non- accrual status. On the date a borrower’s loan is placed into non-accrual status, unpaid interest and other charges accrued are deducted from the revenue of the current period. As of 31 December 2024, there was one sovereign concessional loan borrower with 11 loans in non- accrual status with outstanding amount of $486 million (one sovereign concessional loan borrower with 11 loans with outstanding amount of $528 million – 2023) and there were seven nonsovereign borrowers with seven loans in non-accrual status with outstanding amount of $98 million (four nonsovereign borrowers with four loans with outstanding amount of $134 million – 2023).
Summary of loan activities. Table 6 shows the summary of loan commitments and Table 7 shows the disbursements and repayments for sovereign regular OCR, sovereign concessional OCR, and nonsovereign loans. For the year ended 31 December 2024, the total OCR loan commitments was $20,111 million, lower by $92 million or 0.5% compared to 2023, mainly due to the decrease in sovereign regular loan commitments, offset by the increase in sovereign concessional and nonsovereign project loan commitments. The total loan disbursements in 2024 increased to $17,610 million from $16,854 million in 2023 due to higher sovereign concessional and nonsovereign loan disbursements.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

Table 6: OCR Loan Commitments
for the Years Ended 31 December
($ million)
	2024		2023
	Number[a]	Amount	Number[a]	Amount	Change
Sovereign Regular	60	13,473	56	14,602	(1,129)
Project	36	6,390	36	8,595	(2,205)
Policy-based	20	5,651	18	5,573	78
Results-based	4	1,431	2	434	997
Sovereign Concessional	56	4,610	38	4,159	451
Project	37	2,773	28	2,694	79
Policy-based	17	1,480	8	865	615
Results-based	2	357	2	600	(243)
Nonsovereign—Project	39	2,029	34	1,442	587
Total	155	20,111	128	20,203	(92)
( ) = negative, OCR = ordinary capital resources
Note: Amounts are based on exchange rates at loan signing date. Numbers may not sum precisely because of rounding.
a Commitments for sovereign loans and nonsovereign project loans are counted based on the number of loans committed.

Table 7: OCR Loan Disbursements and Repayments
for the Years Ended 31 December
($ million)
	2024		2023
	Disbursements	Repayments[a]	Disbursements	Repayments[a]
Sovereign Regular	12,898	9,319	12,974	6,853
Project	6,278	4,831	6,854	3,835
Policy-based	5,611	4,294	5,512	2,826
Results-based	1,009	194	607	192
Sovereign Concessional	3,367	1,982	2,651	1,921
Project	1,697	1,457	1,560	1,433
Policy-based	1,459	486	989	474
Results-based	212	39	102	13
Nonsovereign[b]	1,346	1,590	1,230	1,626
Total	17,610	12,891	16,854	10,400
OCR = ordinary capital resources
Note: Numbers may not sum precisely because of rounding.
[a]
Includes prepayment of $606 million for six sovereign regular OCR loans and $210 million for 18 nonsovereign loans for the year ended 31 December 2024 ($70 million for one sovereign regular OCR loan and $251 million for 20 nonsovereign loans – 2023). Amounts are based on the United States dollar equivalent as of receipt of payment.

[b]	Includes loan disbursement and repayments under the private sector programs.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

Table 8: OCR Loans Outstanding by Product
as of 31 December 2024 and 2023
($ million)
	Sovereign
Product	Regular		Concessional		Nonsovereign
	2024	2023	2024	2023	2024	2023
Flexible loan product[a]	114,212	112,391	n/a	n/a	4,172	4,570
Local currency loans	1,013	194	n/a	n/a	1,582	1,526
Concessional loans	n/a	n/a	33,439	32,676	n/a	n/a
Pool-based single currency loans[b]	152	222	n/a	n/a	n/a	n/a
Total Outstanding	115,377	112,807	33,439	32,676	5,754	6,096
Accounting adjustments[c]	(25)	227	(107)	(130)	(34)	(38)
Allowance for credit losses	(91)	(96)	(163)	(175)	(286)	(381)
Loans Outstanding	115,261	112,938	33,169	32,371	5,434	5,677
– = nil, n/a = not applicable, ( ) = negative, OCR = ordinary capital resources, PSCL = Pool-based single currency loan
Note: Numbers may not sum precisely because of rounding.
[a]
Includes fixed rate loans amounting to $7,474 million for sovereign regular OCR loans and $500 million for nonsovereign loans as of 31 December 2024 ($8,578 million for sovereign regular OCR and $538 million for nonsovereign loans – 2023).

[b]	PSCLs are legacy loan products and are no longer offered.
[c]	Includes fair value adjustment on loans, unamortized loan origination cost, and unamortized front-end fee.

Sovereign regular OCR loans. The Flexible Loan Product (FLP) is the primary loan product for sovereign regular OCR. The cost-base5 rate used for FLP loans are the Secured Overnight Financing Rate (SOFR) compounded in arrears for US dollar-denominated loans and the Tokyo Overnight Average Rate (TONA) compounded in arrears for yen-denominated loans. FLP loans have a lending rate consisting of the cost-base rate, lending spread, rebates or surcharges, and maturity premiums, if applicable (Table 9). If the lending rate calculated for any 6-month interest period is negative, the interest rate floor of zero will apply.
The FLP is designed to meet demand by borrowers for loan products that suit project needs and effectively manage their external debt. ADB provides sovereign regular OCR borrowers of FLP loans with options to manage their interest rate and exchange rate risks, while providing low intermediation risk to ADB. Borrowers may request a conversion of all or any portion of the principal amount of the loan through: (i) conversions to any standard currency or changes to the loan currency of all or part of the disbursed or undisbursed loan amounts; (ii) conversions to any nonstandard currency in which ADB can effectively intermediate (other than for conversions to a local currency) or changes to the loan currency of all or a part of the disbursed or undisbursed loan amounts; (iii) an interest rate conversion from floating to fixed or vice-versa of all or part of the disbursed or undisbursed loan amounts at the time of disbursement; and (iv) an establishment of an interest rate cap or an interest rate collar on a floating rate. For the year ended 31 December 2024, ADB executed 10 currency conversions totaling $1,964 million comprising of seven loans amounting to $1,347 million with effectivity in 2024 and three loans amounting to $617 million with effectivity after 31 December 2024 (one interest rate and one combined currency and interest rate conversions totaling $633 million – 2023).
Local currency loans (LCLs) are offered to sovereign borrowers in different local currencies of which ADB can effectively intermediate. ADB responds to the evolving financial needs of borrowers to reduce their currency mismatch in DMCs. LCLs may be made on a fixed or floating rate basis with an effective contractual spread. Floating rate LCLs typically reset every three or six months. The cost-base rate of an LCL is determined by its financing mode.
Table 9 shows the summary of charges on sovereign regular OCR FLP loans and LCLs as of 31 December 2024.

[5]	The Euro Interbank Offered Rate (EURIBOR) and New Zealand Dollar (NZD) bank bill rate will continue to be used for Euro and NZD loans, respectively.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

Table 9: Summary of Charges on Sovereign Regular OCR
Flexible Loan Product and Local Currency Loans as of 31 December 2024
(basis point)
Item	FLP	CSF	SPBL
A. Loan Term	For project and results-based, flexible loan terms of up to 19 years of average loan maturity; For policy-based, loan term of 15 years including a grace period of up to 3 years	Loan term of 7 years, including a grace period of up to 3 years	Loan term of 5 to 8 years, including a grace period of up to 3 years
B. Cost-Base Rate
1.US dollar	6-month SOFR compounded in arrears 6-month TONA compounded in arrears 6-month EURIBOR 6-month Bank Bill Rate
2.Yen
3.Euro
4.New Zealand dollar
C. Lending Spread[a]	50	75	200
D. Maturity Premium[b] for loans
with average maturity of
1. < 9 years	0 0 – 40 0 – 50 0 – 75
2. 9 years up to 13 years
3. >13 years up to 16 years
4. >16 years up to 19 years
E. Surcharge or (Rebate)[c]
1. US dollar	37	45
2. Yen	(24)
3. Euro	8
4. New Zealand dollar	52
F. Commitment Charges[d]	15	15	75
( ) = negative, CSF = Countercyclical Support Facility, EURIBOR = Euro Interbank Offered Rate, FLP = Flexible Loan Product, LCL = local currency loan, OCR = ordinary capital resources, SOFR = Secured Overnight Financing Rate, SPBL = special policy- based loan, TONA = Tokyo Overnight Average Rate, US = United States.
[a]	The current FLP and LCL effective contractual spread is 50 basis points for loans negotiated on or after 1 January 2014. The terms of emergency assistance loans are similar to FLP terms.
[b]
For loans which formal negotiations were completed on or after 1 April 2012, a maturity premium is added to the contractual spread and applied for the entire life of the loan. A limit of 19 years applies to the average loan maturity of FLP loans and LCLs. For all loans to regular OCR-only borrowing countries, approved on or after 1 January 2021, a new pricing structure was implemented to adjust the pricing framework and introduce diversity in the current flat pricing structure for countries in different stages of development. The new maturity premium is applied for the life of a loan regardless of country group changes during the tenor of the loan.

[c]
To maintain the principle of the cost pass-through pricing policy, ADB passes on its actual funding cost margin to its borrowers through a surcharge or rebate and these are incorporated into the interest rate for the succeeding interest period. Rebates or surcharges for all FLPs are determined in January and July every year on the basis of the average funding cost margin below or above the relevant benchmark for the preceding 6 months. The information presented is applicable for 1 July to 31 December 2024.

[d]
The commitment charge is levied on undisbursed balances beginning 60 days after signing of the applicable loan agreement. For loans under contingent disaster financing, the borrower will pay, in lieu of commitment charges, a front-end fee of 25 or 10 basis points of the committed loan amount depending on the contingent disaster financing option. For loans under Small Expenditure Financing Facility, the borrower will pay in lieu of commitment charges, a front-end fee of 15 basis points of the facility loan amount.

Sovereign concessional OCR loans. ADB offers sovereign concessional OCR loans to eligible DMCs. Concessional loans represent the concessional financing to DMCs with (i) per capita gross national income below the International Development Association (IDA) operational cut-off; (ii) least developed countries with per capita gross national income above the IDA operational cut-off; and (iii) per capita gross national income above the IDA operational cut-off with limited or lack of creditworthiness. Table 10 shows the summary of lending terms on currently available sovereign concessional OCR loans.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

Table 10: Sovereign Concessional OCR Loan Terms
as of 31 December 2024
Terms	Concessional Assistance-Only Countries[a]	OCR Blend Countriesb, [c]	SIDS	Emergency Assistance
A. Maturity (years)	24 – 32	25	40	40
B. Grace period (years)	8	5	10	10
C. Interest rate during the grace period	1.0%	2.0%	1.0%	1.0%
D. Interest rate during the amortization period	1.5%	2.0%	1.0%	1.0%
E. Principal repayment
1. First 10 years after the grace period	Equal	Equal	2.0%[d]	2.0%[d]
2. Year thereafter	Equal	Equal	4.0%[d]	4.0%[d]
OCR = ordinary capital resources, SIDS = small island developing states
[a]	Countries that are eligible for sovereign concessional OCR loans and/or Asian Development Fund grants.
[b]	Countries that are eligible for both sovereign regular and concessional OCR loans.
[c]	Applicable for projects with loan negotiations completed on or after 1 January 2013.
[d]	Principal repayment will be calculated based on the approved loan amount multiplied by the annual rate of 2.0% for the first 10 years after the grace period and 4.0% thereafter.

The borrowers of sovereign concessional OCR loans may choose a currency of liability in special drawing rights (SDR) or a currency that is available under ADB’s FLP and in the SDR basket, subject to ADB’s confirmation of the availability of such currency. As of 31 December 2024, over 97% (97% – 2023) of the sovereign concessional OCR loans were in SDR (54%) and US dollars (43%).
Nonsovereign loans. The FLP is the primary loan product for nonsovereign operations. Similar with the sovereign regular OCR loans, the cost-base rate used for FLP loans are SOFR compounded in arrears as primary option together with the optional Term SOFR for US dollar- denominated loans, and the TONA compounded in arrears is the cost-base rate for yen- denominated loans. As of 31 December 2024, all nonsovereign loans have successfully transitioned to the FLP, with the exception of a few loans where ADB applies its cost of funds until contract amendments are finalized.

ADB applies market-based pricing to determine the lending spread, front-end fees, and commitment charges, and other fees for each loan. The lending spread is intended to cover ADB’s risk exposure to specific borrowers and projects and the front-end fee to cover the administrative costs incurred in loan origination. Front-end fees are typically 1% to 1.25% depending on the transaction. ADB applies a commitment fee (typically 0.50% to 1.0% per year) on the undisbursed loan balance.

ADB provides certain nonsovereign borrowers with conversion options of all or any portion of the principal amount of the loan through: (i) a currency conversion from a local currency to US dollar or vice versa; and (ii) an interest rate conversion from floating to fixed or vice versa. For the year ended 31 December 2024, ADB executed two interest rate conversions totaling $11 million (two interest rate and one currency conversions totaling $13 million – 2023).

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

LCLs are also offered to nonsovereign borrowers in different local currencies which ADB can effectively intermediate. ADB responds to the evolving financial needs of borrowers to reduce their currency mismatch in DMCs. LCLs are priced based on relevant local currency funding benchmarks or ADB’s funding costs and a credit spread.

Sovereign and nonsovereign loan cofinancing. In 2024, a total of $5,669 million sovereign loan cofinancing was committed for 25 projects, of which $1,294 million is under full and partial ADB administration while $4,375 million are not administered; and a total of $2,556 million nonsovereign loan cofinancing was committed for 38 projects. (Refer to Note F of OCR Financial Statements for loans administered by ADB as of 31 December 2024).

2.	Equity Investments

ADB provides financial assistance through equity investments to help capital-constrained, but economically important, investee companies. ADB’s equity investments may be in the form of direct investments or through private equity funds.

The Charter allows the use of OCR for equity investments up to 10% of ADB’s unimpaired paid- in capital actually paid up at any given time together with reserves and surplus, excluding special reserves. At the end of 2024, the total equity investment portfolio for OCR, including prudential buffers, was $1,954 million ($1,772 million – 2023), or about 35% (33% – 2023) of the ceiling defined by the Charter.6

In 2024, ADB committed 12 equity investments totaling $407 million (four equity investments totaling $105 million – 2023), disbursed $115 million ($142 million – 2023), and received $165 million from capital distributions and full or partial divestments in 33 projects ($121 million from 37 projects – 2023). The divestments were carried out in a manner consistent with good business practices, after ADB’s development role in its investments had been fulfilled and without destabilizing the companies. Table 11 shows ADB’s equity investments as of 31 December 2024 and 2023.

Table 11: Outstanding Equity Investments
as of 31 December 2024 and 2023
($ million)
Item	2024	2023
Direct investments	773	784
Private equity funds	854	799
Total equity investments	1,627	1,583

3.	Guarantees
Guarantees are typically designed to facilitate cofinancing by mitigating the risk exposure of commercial lenders and capital market investors. Guarantees can be provided when ADB has a direct or indirect participation in a project or a related sector, through a loan, equity investment or technical assistance. ADB provides two primary guarantee products–a partial credit guarantee and a partial risk guarantee. ADB’s credit guarantee is designed as credit enhancements for eligible projects to cover risks that the project and its commercial cofinancing partners cannot easily absorb or manage on their own. ADB also provides partial risk guarantees to cover specifically defined political risks such as expropriation, currency inconvertibility or non-transfer. Reducing these risks can make a significant difference in mobilizing private sector financing for projects.

[6]	Prudential buffer represents 80% and 100% of the signed and undisbursed amounts for private equity funds and direct equity investments, respectively.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

Private Sector Programs. ADB’s private sector programs include the Trade and Supply Chain Finance (TSCFP) and Microfinance programs (MFP).

-	Trade and Supply Chain Finance Program. The Trade Finance Program and the Supply Chain Finance Program were merged to create operational efficiency and more wholistic solutions to clients.

The TSCFP has two main streams of activity: (i) It provides guarantees and loans through partner banks to close market gaps for trade finance, including among small and medium- sized businesses, to generate the trade-led growth and jobs that underpin development; and (ii) It delivers knowledge products, services, and solutions to make global trade and supply chains green, resilient, inclusive, transparent and socially responsible.

For the year ended 31 December 2024, TSCFP provided total loans and guarantees financed by ADB amounting to $1,971 million ($1,786 million – 2023) in trade through 65 bank partners under Trade Finance and 11 corporate obligors under Supply Chain Finance in 19 countries.

TSCFP transactions have average maturity of less than 180 days and this short average tenor enables an efficient use of its $2,450 million limit. As of 31 December 2024, TSCFP guarantees outstanding amounted to $1,754 million ($1,369 million – 2023) and loans outstanding amounted to $233 million ($166 million – 2023). Of the outstanding TSCFP loans and guarantees, $1,062 million were risk transferred to private insurance companies ($858 million – 2023), resulting to a net exposure of $925 million ($677 million – 2023).

-
Microfinance Program. The MFP provides risk participation on revolving basis for loans made by commercial financial institutions to microfinance institutions in ADB’s DMCs. As of 31 December 2024, MFP revolving cover is up to $600 million. The program provided guarantees financed by ADB amounting to $254 million in 2024 ($232 million – 2023) and the outstanding guarantee amount as of 31 December 2024 was $199 million ($208 million – 2023).

Table 12 shows the commitments under the private sector programs.

Table 12: OCR Commitments under Private Sector
Programs for the Years Ended 31 December
($ million)
	2024	2023	Change
Short-term	1,789	1,678	112
Long-term	435	340	95
Total[a]	2,225	2,018	207
MFP = Microfinance Program, OCR = ordinary capital resources, TSCFP = Trade and Supply Chain Finance Program
Notes: Short-term has maturity of less than 365 days. Long-term has maturity of 365 days or more. Numbers may not sum precisely because of rounding.
[a] Includes $1,625 million guarantees ($1,479 million – 2023) and $346 million loans ($307 million – 2023) under TSCFP, and $254 million ($232 million – 2023) guarantees under MFP.

Private sector program cofinancing. For the year ended 31 December 2024, total commitments under private sector program cofinancing amounted to $3,221 million ($3,146 million – 2023).

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

Exposure Exchange Agreement. The exposure exchange agreement (EEA) provides for the simultaneous exchange of credit risk coverage for potential non-accrual events on the exchanged sovereign exposures. In case of non-accrual events, the party providing protection would pay the other counterparty interest for any period the covered exposure is in nonaccrual, and principal when the covered exposure is fully or partially written-off. The EEA transaction is treated as an exchange of two separate financial guarantees (guarantee provided and guarantee received). In October 2024, ADB signed a $1.0 billion sovereign EEA with the African Development Bank and a $1.5 billion sovereign EEA with the Inter-American Development Bank. As of 31 December 2024, ADB’s total amount of guarantee provided and received under its EEA with peer multilateral development banks amounted to $6.0 billion ($3.5 billion –2023).

Refer to Note G of OCR Financial Statements for ADB’s outstanding and maximum potential exposure on guarantees as of 31 December 2024 and 2023.

4.	Other Debt Securities

ADB’s financial assistance to DMCs may be made by way of subscription to an entity’s debt instruments such as bonds and debentures issued for the purpose of financing development projects. For the year ended 31 December 2024, other debt securities commitment amounted to $178 million ($166 million – 2023) and disbursements amounted to $186 million ($81 million – 2023). As of 31 December 2024, other debt securities amounted to $621 million ($519 million – 2023).

5.	Syndications

Syndications refer to the pooling of financing and sharing of risk among financiers. It enables ADB to extend larger financing packages to clients, and to transfer some of the risks associated with its loans and guarantees to other financing partners.7 Thus, syndications allow ADB to meet clients’ financing requirements that exceed its risk appetite, and decrease and diversify the risk profile of ADB’s financing portfolio. Syndications may be on a funded or unfunded basis, and they may be arranged on an individual, portfolio, or any other basis consistent with industry practices. In 2024, six projects received $122 million of total syndicated loans where ADB was lender of record (eight projects totaling $301 million – 2023).8

6.	Transaction Advisory Services

ADB provides transaction advisory services (TAS) to assist public and private sector clients structure and procure viable public-private partnership (PPP) projects, ensuring proper risk allocation, value, and affordability. ADB also manages the Asia Pacific Project Preparation Facility (AP3F)—a multi-donor trust fund—to help prepare and monitor PPP projects, build government capacity, and create an enabling environment for PPPs.

In 2024, ADB secured 19 new TAS mandates and AP3F project preparation (six – 2023). By end of 2024, ADB was implementing 52 TAS mandates and AP3F project preparation (35 – 2023), and 17 AP3F capacity building, project definition and monitoring (21 – 2023), across 23 DMCs, with a total estimated capital investment of $15.4 billion ($7.1 billion – 2023).

In 2024, commercial closure was achieved for two TAS, mobilizing $2,075 million ($250 million for one TAS – 2023) in capital commitments from the private sector. These two projects also achieved financial closures for a combined capital commitment of $2,075 million ($630 million for 2 projects – 2023).

[7]	Depending on whether ADB retains risk or not, ADB may or may not have a contingent liability.
[8]
B-loan is a tranche of a direct loan nominally advanced by ADB, subject to eligible financial institutions taking funded risk participation within such a tranche and without recourse to ADB. It complements an A-loan financed by ADB.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

7.	Debt Management Products

ADB offers debt management products to members and entities fully guaranteed by members in relation to their third-party liabilities. Debt management products offered by ADB include interest rate swaps, cross currency swaps and local currency swaps (transforming a foreign currency liability into a local currency liability only).

D.	Funding Resources

ADB’s ordinary operations are funded from ADB’s OCR, which consist primarily of its subscribed capital stock, proceeds from its borrowings, and funds derived from its ordinary operations.

1.	Equity

ADB had 69 members as of 31 December 2024, with Japan and the United States as the two largest shareholders. Out of the 69 members, 28 members are non-borrowing members holding 66.8% of total shareholdings with a total voting power of 61.6%. The capital subscription of all ADB members is shown in OCR-8 of the Financial Statements.

As of 31 December 2024, ADB’s total authorized capital of 10,639,233 shares valued at $138,749 million was fully subscribed, which consisted of $6,953 million paid-in and $131,796 million callable capital. The details of ADB’s equity as of 31 December 2024 and 2023 are shown in Table 13.

Table 13: Details of Equity
as of 31 December 2024 and 2023
($ million)
	2024	2023
Authorized (SDR106,392)
Subscribed (SDR106,392 - 2024, SDR106,391 - 2023)	138,749	142,741
Less: Callable capital subscribed	131,796	135,588
Paid-in capital subscribed	6,953	7,153
Less: Other adjustments[a]	25	40
	6,928	7,113
Add: (1) ADF assets transfer[b]	30,748	30,748
(2) Other reserves[c]	18,759	17,433
Total Equity	56,435	55,294
ADF = Asian Development Fund, SDR = special drawing rights, OCR = ordinary capital resources.
[a]	Comprises discount and nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital. (See OCR-1 of the Financial Statements).
[b]	The transfer of ADF assets to OCR on 1 January 2017 was treated as a contribution from ADF which was recognized as a one-time income.
[c]	Includes ordinary reserve, special reserve, surplus, cumulative revaluation adjustments, and net income after appropriation less net notional amounts required to maintain value of currency holdings, and accumulated other comprehensive loss. (See OCR-1 of the Financial Statements).

Callable capital. Callable capital can be called only if required to meet ADB’s obligations incurred on borrowings or guarantees under OCR. No call has ever been made on ADB’s callable capital.

Paid-in capital. ADB’s paid-in capital may be freely used in its ordinary operations, except that DMCs have the right under the Charter to restrict the use of a portion of their paid-in capital to make payments for goods and services produced and intended for use in their respective territories. (See Note C of the OCR Financial Statements).

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

In April 2022, the Board of Governors (BOG) approved the application for membership of Israel and its subscription to 150 shares (8 paid-in and 142 callable shares) of capital stock amounting to $2 million (SDR1.5 million).9 Israel’s membership and its subscription, representing 0.291% voting power, became effective in September 2024 and shareholding percentage and voting power of all members were updated.

Total equity. Total equity increased to $56,435 million as of 31 December 2024 from $55,294 million as of 31 December 2023. This mainly resulted from: (i) $1,629 million net income in 2024; and (ii) $329 million adjustment in postretirement benefit obligations; and (iii) $209 million in unrealized gains on investments for liquidity purpose; partially offset by (iv) $418 million allocation of 2023 net income to Special Funds; (v) $366 million currency translation losses; and (vi) $243 million unrealized losses on borrowings due to instrument-specific credit risk.

Allocation of OCR net income. In accordance with Article 40 of the Charter, the Board of Governors annually approves the allocation of the previous year’s net income to reserves and/or surplus. In addition, to the extent feasible, it approves the transfer of part of net income to Special Funds to support development activities in the DMCs. In May 2024 and 2023, the Board of Governors approved the allocation of OCR’s net income for 2023 and 2022, respectively, as shown in Table 14.

Table 14: Allocation of OCR Net Income
for the Years Ended 31 December
($ million)
	2023	2022
Net Income	938	2,169
Adjustment to cumulative revaluation adjustments	513	(1,039)
Appropriation of guarantee fees to special reserve	(28)	(31)
Allocable net income (non-GAAP measure)	1,423	1,099
Allocation to ordinary reserve	1,005	716
Allocation to special funds
Asian Development Fund	293	292
Technical Assistance Special Fund	110	90
Asia Pacific Disaster Response Fund	15	–
Total Allocated Net Income	1,423	1,099
( ) = negative, – = nil, OCR = ordinary capital resources. Note: Numbers may not sum precisely because of rounding.

2.	Borrowings

General Borrowing Policies. Under the Charter, ADB may borrow only with the approval of the country in whose market ADB’s obligations are to be sold and the member in whose currency such obligations are to be denominated. ADB must also obtain the approvals of the relevant countries so that the proceeds of its borrowings may be exchanged for the currency of any member without restriction. The Charter also requires ADB, before determining to sell its obligations in a particular country, to consider the amount of previous borrowings in that country, the amount of previous borrowings in other countries, and the availability of funds in such other countries, giving due regard to the general principle that its borrowings should to the greatest extent possible be diversified as to country of borrowing.

Funding Operations. ADB raises funds for its ordinary operations through the issue and sale of debt obligations in the international capital markets. ADB’s primary borrowing objective is to ensure the availability of funds for its operations at the most stable and lowest possible cost. Subject to this objective, ADB seeks to diversify its funding sources across markets, instruments, and maturities. In 2024, ADB continued to diversify its funding platform by issuing across a broad range of currencies, in both public issue and private placement format, introducing new currencies and engaging new investors. ADB continues to offer thematic bonds (Table 15).

[9]	ADB. 2022. Board of Governors’ Resolution No. 414 – Membership of Israel and Increase in Authorized Capital Stock.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

Table 15: Overview of Outstanding Thematic Bonds
Themes	Amount ($ million)	Maturity range of bonds issued[a]
Gender	9,317	1 to 20 years
Green	9,171	1 to 14 years
Health	4,035	1 to 20 years
Education	1,420	2 to 10 years
Water	554	1 to 15 years
Blue	425	5 to 15 years
Biodiversity & Nature	101	10 years
Total Outstanding Thematic Bonds	25,023
[a]	Refers to maturity from bond’s issue date. Bonds with call options are assumed to be called on the first call or trigger date.

2024 funding operations. In 2024, ADB raised the equivalent of $33,130 million from 149 borrowing transactions ($28,913 million from 140 borrowing transactions – 2023). The new borrowings were raised in 22 currencies (25 currencies – 2023).10 The average maturity to first call date of these borrowings was 4.4 years (4.6 years – 2023) at the time of issue. Of the 2024 borrowings, $27,594 million was raised through 27 public offerings and the remaining $5,536 million was raised through 122 private placements. OCR borrowings after swaps as of 31 December 2024 amounted to $156,348 million ($152,360 million – 2023).

ADB also raised $10,984 million ($9,312 million – 2023) under its Euro-Commercial Paper Program (ECP). Of the ECPs issued in 2024, $2,260 million were outstanding as of 31 December 2024 ($2,605 million – 2023). Table 16 shows details of 2024 borrowings as compared to 2023.

Table 16: Borrowings
($ million)
Item	2024	2023
Bonds
Total Principal Amount	33,130	28,913
Average Maturity to First Call (years)	4.4	4.6
Average Final Maturity (years)	4.8	4.9
Euro Commercial Papers
Total Principal Amount	10,984	9,312
Number of Transactions	91	70

As part of short-term liquidity management, ADB executed 774 repurchase transactions totaling $207.9 billion in principal amount. Majority of the transactions were from the overnight Fixed Income Clearing Corporation’s (FICC) sponsored repurchase agreement activity, which has risen steadily consistent with internal short-term funding needs since its approval in September 2023. There were no outstanding transactions as of 31 December 2024.

Use of derivatives. ADB undertakes currency and interest rate swaps to cost-efficiently, and on a fully-hedged basis, raise the currencies needed for its operations, while maintaining its borrowing presence in major capital markets. Figures 4 and 5 show the effects of swaps on the currency composition and interest rate structure of ADB’s outstanding borrowings as of 31 December 2024. Interest rate swaps are also used for asset and liability management purposes to match the liabilities with the interest rate characteristics of assets such as loans and liquidity investments.

[10]
Australian dollar, Azerbaijan manat, Botswana pula, Brazilian real, Canadian dollar, Chilean peso, Chinese yuan, Colombian peso, Egyptian pound, Euro, Georgian lari, Hong Kong dollar, Hungarian forint, Kazakhstan tenge, Mexican peso, Mongolian togrog, New Zealand dollar, Nigerian naira, Peruvian sol, Polish zloty, Pound sterling, South African rand, Swedish krona, Swiss franc, and US dollar.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

Figure 4: Effect of Swaps on Currency Composition of Borrowings as of 31 December 2024 (%)

[a] Other currencies include Azerbaijan manat, Brazilian real, Chilean peso, Chinese yuan, Colombian peso, Egyptian pound, Georgian lari, Ghana cedi, Hong Kong dollar, Hungarian forint, Indian rupee, Indonesian rupiah, Japanese yen, Kyrgyz som, Kazakhstan tenge, Mexican peso, Mongolian togrog, Nigerian naira, Norwegian krone, Pakistan rupee, Peruvian sol, Polish zloty, Russian ruble, South African rand, Swedish krona, Swiss franc, Turkish lira, and Ukraine hryvnia.
[b] Other currencies include Euro, Chinese yuan, Japanese yen, Georgian lari, Indian rupee, Indonesian rupiah, Kyrgyz som, Kazakhstan tenge, Pakistan rupee, Mongolian togrog, New Zealand dollar, and Azerbaijan manat.

Figure 5: Effect of Swaps on Interest Rate Structure of Borrowings as of 31 December 2024

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

E.	Liquidity Management

1.	Liquidity Portfolio

The liquidity portfolio helps ensure the uninterrupted availability of funds to meet loan disbursements, debt servicing, and other cash requirements; provides a liquidity buffer in the event of financial stress; and contributes to ADB’s earning base. ADB’s Investment Authority governs ADB’s investments in liquid assets. The primary objective is to maintain the security and liquidity of the funds invested. Subject to these two parameters, ADB seeks to maximize the total return on its investments. At the end of 2024, ADB held liquid investments in 20 currencies.

Liquid investments are held in government or government-related debt instruments, time deposits, and other unconditional obligations of banks and financial institutions. To a limited extent, they are also held in corporate bonds that are rated at least A–. These investments are held in five portfolios—equity-funded liquidity, debt-funded liquidity, cash cushion, operational cash, and ad hoc—all of which have different risk profiles and performance benchmarks.

The year-end balance of the portfolios in 2024 and 2023 is presented in Table 17. The amortized cost and fair value returns of the portfolios are presented in Table 18.

Table 17: Year-End Balance of Investment Portfolio
as of 31 December 2024 and 2023
($ million)
Item	2024	2023
Equity-Funded Liquidity Portfolio	19,817	19,891
Debt-Funded Liquidity Portfolio	22,264	20,420
Cash Cushion Portfolio	6,199	7,575
Operational Cash Portfolio	214	327
Ad hoc Portfolio	1,236	1,170
Total	49,730	49,383
Note: Including securities transferred under repurchase agreements, securities purchased under resale arrangements, and investment related swaps. The composition of the liquidity portfolio may shift from year to year as part of ongoing liquidity management.

Table 18: Return on Investment Portfolio
(%)
	Amortized Cost		Fair Value
Item	2024	2023	2024	2023
Equity-Funded Liquidity Portfolio	3.0	2.5	3.8	4.9
Debt-Funded Liquidity Portfolio[a]	0.4	0.4	0.4	0.4
Cash Cushion Portfolio	5.7	5.5	6.0	5.5
Operational Cash Portfolio	4.7	4.9	4.7	4.9
Ad hoc Portfolio	2.6	2.3	3.6	5.2
Note: The amortized returns are based on income from investments and realized gains and losses reported in the Statement of Income and Expenses. The fair value return incorporate unrealized gains and losses reported in other comprehensive income and loss and movements are dependent on prevailing market environment.
[a] Spread over funding cost

The equity-funded liquidity portfolio (ELP) is invested to ensure that the primary objective of a liquidity buffer is met. Cash inflows and outflows are minimized to maximize the total return relative to a defined level of risk. The portfolio has been funded mostly by equity, and the average duration of the major currencies in the portfolio was about 2.9 years as of 31 December 2024 (2.6 years – 2023).

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

The debt-funded liquidity portfolio is used to support medium-term funding needs and is funded by debt to provide flexibility in executing the funding program over the medium-term to permit opportunistic borrowing ahead of cash flow needs, and to bolster ADB access to short-term funding through continuous presence in the market.

The cash cushion portfolio holds the proceeds of ADB’s borrowing transactions pending disbursement. It is invested in short-term instruments and aims to maximize the spread earned between the borrowing cost and the investment income.

The operational cash portfolio, designed to meet net cash requirements over a 1-month horizon, is funded by debt and invested in short-term highly liquid money market instruments.

The ad hoc portfolio is established for transparent tracking and monitoring of liquidity proceeds to hold special-purpose liquidity.

2.	Prudential Minimum Liquidity

Holding appropriate levels of liquidity ensures uninterrupted lending support to DMCs. ADB’s prudential minimum liquidity (PML) is set at 12-month liquidity coverage and it is 100% of ADB’s one-year net cash requirement (NCR) where NCR is equal to cash outflows less cash inflows. Cash outflows include disbursements for operations, redemptions on ADB’s debt instruments and OCR net income transfers. Cash inflows mainly represent income from operations, repayments and prepayments from borrowers and capital subscription payments. Maintaining the PML is designed to enable ADB to cover NCR for 12-months without borrowing from the capital markets. The liquidity levels and cash requirements are monitored periodically in accordance with ADB’s liquidity policy. As of 31 December 2024, ADB’s aggregate liquidity holding remained above the 2024 PML requirement.

3.	Contractual Cash Obligations

In the normal course of business, ADB enters into contractual obligations that may require short- term and long-term future cash payments. Table 19 summarizes ADB’s significant contractual cash obligations as of 31 December 2024. Long-term debt includes medium- and long-term borrowings. Other long-term liabilities correspond to future lease payments and accrued liabilities.

Table 19: Contractual Cash Obligations
As of 31 December 2024
($ million)
	Maturities
Item	within one year	more than one year	Total
Long-Term Debt	28,543	117,974	146,517
Undisbured Commitments[a]	13,148	38,810	51,958
Other Liabilities	1,101	89	1,190
Total	42,792	156,873	199,665
[a] Includes undisbursed commitments for loans, equity investments, and other debt securities.

As a triple-A rated borrower, ADB raises funds regularly through bond issuances in the international capital markets in a cost-effective manner, which demonstrates ADB’s ability to meet the required cash requirements in the long term. Furthermore, ADB’s capital structure provides an additional level of security as callable capital is available to meet debt obligations in the unlikely event of large-scale default by ADB’s borrowers. ADB has never made a call on callable capital.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

F.	Risk Management

ADB faces various kinds of risks in carrying out its mandate and has a risk management framework that is built on the three core components of governance, policies, and processes.

Governance starts with the Board of Directors, which plays a key role in reviewing and approving risk policies that define ADB’s risk appetite. ADB maintains an independent risk management office and has various management committees with responsibilities to oversee bank-wide risk issues. ADB’s Risk Committee monitors and discusses risks, recommends proposed risk policies and actions to the President, and provides senior management oversight on risk policy matters to ensure that ADB maintains its superior credit standing. The office of risk management reports quarterly to the Audit and Risk Committee of the Board on the development of the risks in ADB’s operations.

The Office of Risk Management monitors the credit profile of existing transactions in the operations portfolio, conducts risk assessments of new nonsovereign transactions, and assumes responsibility for resolving distressed transactions when necessary. It also monitors market and credit risks in treasury operations, such as the credit quality of counterparties, interest rate risk, and foreign exchange risk. In addition, ADB has developed an operational risk management framework for the institution. For the aggregate portfolio, ADB monitors limits and concentrations; computes expected credit losses; and assesses its capital adequacy.

Risks to which ADB is exposed in carrying out its mission include credit risk, market risk, liquidity risk, and operational risk. This section discusses (i) risk management of each key risk, (ii) ADB’s capital adequacy—ADB’s ultimate protection against unexpected losses, and (iii) asset and liability management.

1.	Credit Risk

Credit risk is the risk of loss that could result if a borrower or counterparty defaults or if its creditworthiness deteriorates. Related to credit risk, ADB also faces concentration risk, which arises when a high proportion of the portfolio is allocated to a specific country, industry sector, obligor, type of instrument, or individual borrower.

ADB assigns a risk rating to each loan, guarantee, debt security, and treasury counterparty (Table 20). For nonsovereign transactions, the rating typically is not better than that of the sovereign.

ADB maintains a comprehensive exposure limits framework, which defines the levels of risk appetite and risk tolerance consistent with ADB’s AAA rating. In addition to promoting diversification in the Bank’s credit portfolio, the framework’s limits are designed to ensure that a plausible nonaccrual event does not deplete ADB’s capital or erode market perception beyond what is compatible with such a rating.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

Table 20: Asian Development Bank Internal Risk Rating Scale
ADB Internal Rating Scale	Credit Rating Agency Equivalent	ADB Definitions
1	AAA / Aaa to A / A2	Lowest expectation of credit risk
2	A– / A3	Very low credit risk
3	BBB+ / Baa1	Low credit risk
4	BBB / Baa2	Low credit risk
5	BBB– / Baa3	Low to medium credit risk
6	BB+ / Ba1	Moderate credit risk
7	BB / Ba2	Moderate credit risk
8	BB– / Ba3	Moderate credit risk
9	B+ / B1	Significant credit risk
10	B / B2	Significant credit risk
11	B– / B3	High credit risk
12	CCC+ / Caa1	High credit risk
13	CCC / Caa2 to C	Very high credit risk
14	D	Nonaccrual

ADB is exposed to credit risk in its sovereign, nonsovereign, and treasury operations. The sovereign portfolio includes sovereign loans and guarantees as well as one equity investment, while the nonsovereign portfolio includes nonsovereign loans and guarantees, equity investments (direct and private equity funds), and other debt securities. The treasury portfolio includes fixed- income securities, cash and cash equivalents, and derivatives. Table 21 details the total risk exposure and weighted average risk rating for each asset class.11

[11]
The average risk ratings are based on the average probability of default weighted by the outstanding credit exposure which is related back to the internal rating scale based on the probability of default for each internal risk rating category. The probabilities of default are updated regularly. The computation of the average risk rating for the period uses the most recent set of probabilities of default available at the end of the corresponding period.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

Table 21: Total Risk Exposure
as of 31 December 2024 and 2023
	2024		2023
	Exposure	Rating	Exposure	Rating
Item	($ million)	(1–14)	($ million)	(1–14)
Loans and guarantees[a]	156,970		153,527
a. Sovereign operations[b]	149,030	10.1 / B	145,703	10.0 / B
1. Regular OCR Loans and guarantees	115,647	9.4 / B+	113,094	9.3 / B+
2. Concessional OCR Loans	33,384	11.2 / B–	32,609	11.2 / B–
b. Nonsovereign operations	7,939	9.8 / B	7,824	9.9 / B
Equity Investments[c]	1,627		1,581
a. Sovereign operations	177	n/a	168	n/a
b. Nonsovereign operations	1,450	n/a	1,413	n/a
Treasury[d]	50,198	AA	49,328	AA
a. Fixed income	38,041	AA	37,366	AA
b. Cash instruments	12,046	AA–	11,956	A+
c. Derivatives	110	AA–	6	A+
Aggregate Exposure	208,795		204,436
n/a = not applicable
Note: Numbers may not sum up precisely because of rounding.
[a] Sum of outstanding loan balances, present value of guaranteed obligation, and securities classified as debt net of specific provision.
[b] As of 31 December 2024, $6 billion of the sovereign loan and guarantee credit exposure is part of the exposure exchange mechanism with peer MDBs. The amount indicated excludes the ADB sovereign loans which are guaranteed by the MDB and includes the same amount of ADB guarantee issued to that MDB as part of the exchange.
[c] At fair values.
[d] Average rating based on ratings from international credit rating agencies.

Credit risk in the sovereign portfolio. ADB manages its sovereign credit risk through provision for credit losses as well as by maintaining conservative equity levels. ADB’s sovereign regular OCR loan operations have experienced no loss of principal. Countries that previously had delayed payments eventually repaid and returned their loans to accrual status.

Sovereign loan and guarantee exposure. The average credit rating of the sovereign loan and guarantee portfolio remained largely stable at 10.1 (B) as of 31 December 2024 (Figure 6).

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

Figure 6: Sovereign Loan and Guarantee Exposure by Credit Quality as of 31 December 2024 and 2023 (%)

Notes: Low credit risk = exposures with risk rating 1–5, moderate credit risk = exposures with risk rating 6–8, significant credit risk = exposures with risk rating 9–10, high credit risk and nonaccrual = exposures with risk rating 11–14. The naming and the grouping of credit risk categories has been updated with the “Exposure Limits on the Asian Development Bank’s Operations Portfolio” Board policy paper approved in April 2024. The 2023 naming and grouping of credit risk categories were restated based on the 2024 Board policy paper. Percentages may not total 100% because of rounding.

Sovereign concentrations. ADB has assumed some concentration risk to fulfill its development mandate. The three largest borrowers—India, the People’s Republic of China, and the Philippines—represented 38% of the portfolio in 2024 (Figure 7).

Figure 7: Sovereign Country Exposure as of 31 December 2024 and 2023 ($ billion, unless otherwise stated)
Note: The sum of disbursed and outstanding loan balances, present value of guaranteed obligations and fair values of equities.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

To reduce concentration risk and maintain a well-capitalized balance sheet, ADB approved in 2020 a policy framework for exchanges of sovereign exposures among MDBs. The EEA provides for the simultaneous exchange of credit risk coverage for potential non-accrual events on the exchanged sovereign exposures. In case of non-accrual events, the party providing protection would pay the other counterparty interest for any period the covered exposure is in nonaccrual, and principal when the covered exposure is fully or partially written-off. In October 2024 ADB signed a $1 billion agreement with the African Development Bank and a $1.5 billion agreement with the Inter-American Development Bank. With these latest agreements signed, ADB now has five EEAs signed with these multilateral development banks (MDBs) for a total of $6 billion. The EEA is treated as exchanges of separate financial guarantees (guarantees provided and guarantees received).

Credit and equity risks in the nonsovereign portfolio. Nonsovereign credit risk is the risk that a counterparty will fail to meet its repayment obligations to ADB on a loan, debt security or guarantee obligation for which ADB does not have recourse to a sovereign entity. Equity risk is the risk of losses arising from movements in equity prices. While the aggregate nonsovereign exposure is smaller in size than the sovereign exposure, the credit risk in individual transactions is more significant. In addition, ADB’s exposure is concentrated in the utilities and finance sectors. ADB employs various policy-based measures to manage these risks.

The Investment Committee and the Risk Committee oversee risks in the nonsovereign portfolio. The Investment Committee reviews all new nonsovereign transactions for creditworthiness and pricing. The Risk Committee oversees all risks in ADB’s balance sheet and operations, and reviews and endorses proposed changes to risk policies. It also monitors aggregate nonsovereign portfolio risks and individual transactions with deteriorating creditworthiness.

ADB manages nonsovereign credit risk by assessing all new transactions at the concept clearance stage and before final approval. Following approval, all exposures are reviewed at least annually; more frequent reviews are performed for those that are more vulnerable to default or have defaulted. In each review, ADB assesses whether the risk profile has changed; takes necessary actions to mitigate risks and either confirms or adjusts the risk rating. For equity risk, ADB updates the valuation for equity investments including assessing whether impairments are considered permanent. ADB also enters into risk transfer agreements to reduce its exposure to selected nonsovereign transactions and to enhance the granularity of its portfolio.

ADB manages expected credit losses from nonsovereign credit portfolio as well as known or highly probable losses in individual loans, debt securities or guarantees through allowance for credit losses and liability for credit losses on off-balance sheet exposures.

ADB uses limits for countries, industry sectors, corporate groups, obligors, products, and individual transactions to manage concentration risk in the nonsovereign portfolio.

Nonsovereign loan, guarantee, and debt security exposure. ADB assigns a risk rating to each nonsovereign loan, guarantee, and debt security. The average credit rating of the nonsovereign portfolio remained largely stable at 9.8 (B) as of 31 December 2024 (Figure 8).

Credit exposure is considered impaired when it is unlikely that ADB will be able to collect all amounts due in accordance with contractual terms. Impaired credit exposure includes all rated transactions, namely (i) loans, (ii) guarantees, and (iii) debt securities that are held to maturity and reported at amortized cost, which are extended to borrowers rated 13 and 14 on ADB’s 14-point rating scale. Impaired exposure in percentage of gross nonsovereign credit exposure before provisions decreased to 2.5% of total in 2024 compared to 5.4% in 2023 largely because of an upgrade of the foreign currency country ceiling in one of the DMCs during 2024 and write-off of $65 million exposure against its allowance for credit losses relating to a project impaired since 2018 where debt was deemed substantially uncollectible.

Refer to Note F of OCR Financial Statements for additional information.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

Figure 8: Nonsovereign Loan and Guarantee Exposure by Credit Quality as of 31 December 2024 and 2023
(%)

Notes: Low credit risk = exposures with risk rating 1–5, moderate credit risk = exposures with risk rating 6–8, significant credit risk = exposures with risk rating 9–10, high credit risk and nonaccrual = exposures with risk rating 11–14. The naming and the grouping of credit risk categories has been updated with the “Exposure Limits on the Asian Development Bank’s Operations Portfolio” Board policy paper approved in April 2024. The 2023 naming and grouping of credit risk categories were restated based on the 2024 Board policy paper. Percentages may not total 100% because of rounding. The breakdown represents the split of net exposure after allowance for credit losses for individually impaired transactions.

Nonsovereign equity exposure. The nonsovereign equity investment portfolio has two components: (i) direct equity investments, where ADB owns shares in investee companies; and (ii) private equity funds, where ADB has partial ownership of a private equity fund, managed by a fund manager, which acquires equity stakes in investee companies. ADB’s nonsovereign equity investment portfolio increased by $37 million in 2024 from 2023 due to portfolio investments appreciation and disbursements exceeding proceeds from divestments during the year. Refer to Note H of OCR Financial Statements for additional information.

Nonsovereign concentrations. The three largest nonsovereign country exposures as of 31 December 2024 were India (15%), Thailand (12%), and the People’s Republic of China (9%). The exposure of the top three countries represented 36% of the portfolio as of 31 December 2024 (40% – 2023) (Figure 9).

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

Figure 9: Nonsovereign Country Exposure[a] as of 31 December 2024 and 2023 ($ billion, unless otherwise stated)
[a] The sum of disbursed and outstanding loan balances and other debt securities, present value of guaranteed obligations and fair values of equities. Percentages may not total 100% because of rounding.

ADB employs the Global Industry Classification Standard for its nonsovereign exposures. Under this standard, utilities represent the largest nonsovereign sector exposures (Figure 10). ADB maintains higher exposures to this sector because of its importance to economic development. In addition, the high level of exposure to the utilities sector is deemed acceptable from a risk perspective because of the lack of correlation between the utilities sector in one country and another. The utilities sector is also fragmented into seven major sub-industries. To mitigate sector concentration risk, ADB conducts additional monitoring and reporting on this sector and employs specialists in these areas.

Figure 10: Nonsovereign Sector Exposure as of 31 December 2024 and 2023 ($ billion, unless otherwise stated)
Note: Percentages may not total 100% because of rounding.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

Expected credit loss. ADB’s expected credit losses are measured over the remaining lifetime of loans and certain debt securities. Expected losses for off-balance sheet credit exposures are also measured for undisbursed loan and held-to-maturity debt securities, commitments and guarantees.

The expected credit losses as of 31 December 2024 for sovereign and nonsovereign operations (loans, guarantees, and held-to-maturity other debt securities) was $308 million and $367 million, respectively ($321 million and $474 million – 2023). The net change from 2023 was mainly because of an improved credit outlook and payments from the previously impaired nonsovereign transactions. Expected loss as a percentage of the total loan and guarantee portfolio in 2024 is at 0.2% for sovereign (0.2% – 2023) and 4.6% for nonsovereign (5.9% – 2023).

Credit risk in ADB’s treasury operations. Issuer default and counterparty default are credit risks that affect ADB’s liquidity portfolio. Issuer default is the risk that a bond issuer will default on its interest and/or principal payments, while counterparty default is the risk that a counterparty will not meet its contractual obligations to ADB.

To mitigate issuer and counterparty credit risks, ADB generally transacts only with institutions rated by reputable international rating agencies and satisfy a minimum rating criteria. The liquidity portfolio is also invested in highly rated assets, with substantial allocation to money market instruments and government and government-related securities. In addition, ADB has established exposure limits for its bond investments, depository relationships, and other investments.

ADB has established counterparty eligibility criteria to mitigate counterparty credit risk arising through derivative transactions. In general, ADB will only undertake swap transactions with counterparties that meet the required minimum counterparty credit rating, have executed an International Swaps and Derivatives Association (ISDA) Master Agreement, and have signed a Credit Support Annex (CSA). Under the CSA, derivative positions are marked to market daily, and the resulting exposures are generally collateralized by cash or eligible government securities. ADB sets exposure limits for individual swap counterparties and monitors these limits against current and potential future exposures. ADB enforces daily collateral calls as needed to ensure that counterparties meet their collateral obligations.

As of 31 December 2024, ADB’s treasury portfolio comprises fixed income securities, high credit quality cash deposits and derivative instruments with a weighted average credit rating of AA, and with 96% of the portfolio rated A– or better. Figure 11 provides the breakdown of treasury portfolio by type and counterparty credit risk rating.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

Figure 11: Breakdown of Treasury Credit Exposure as of 31 December 2024 ($ billion, unless otherwise stated)
Notes: Percentages may not total 100% because of rounding. 0% = percentage less than 0.5%.

As of 31 December 2024 and 2023, no fixed-income instruments, derivatives, or other treasury exposures were past due or impaired.

Fixed income. Sovereign and sovereign-guaranteed securities, and those issued by government-related enterprises (including supranationals and excluding mortgage-backed securities) represent 71% of ADB’s fixed income assets. The remainder is in corporate bonds that are subject to a minimum rating requirement of A–, asset-backed securities (ABS) that are subject to a minimum rating requirement of AAA, and US agency mortgage-backed securities (Agency MBS) that are subject to a minimum rating requirement of AA+ (Figure 12). ADB will continue to monitor market developments closely and adjust its risk exposure accordingly.

Figure 12: Fixed Income Portfolio by Asset Class as of 31 December 2024 and 2023 ($ billion, unless otherwise stated)

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

Cash deposits. Credit risk from investment deposits is considered low. ADB invests with depository institutions that satisfy a minimum long-term average credit rating requirement. ADB maintains a watch list of institutions that it perceives as potentially riskier than its credit rating represents based on an internal credit risk assessment including probability of default metrics. The size of the investment deposit is limited by the counterparty’s tier one common equity and external credit rating.

Derivatives. All eligible swap counterparties satisfy a minimum credit rating requirement. Current exposure to counterparties rated below AA– is generally fully collateralized, while the uncollateralized exposure to those rated AA– and above are subject to specified thresholds. At the end of 2024, swap counterparty marked-to-market exposures were generally fully collateralized. Uncollateralized exposures to several banks were in line with established thresholds and minimum transfer amounts; banks that had collateral shortfalls were issued margin calls.

Country exposure. At the end of 2024, treasury credit risk exposure was allocated across 34 countries with the largest five exposures presented in Figure 13.

Figure 13: Treasury Country Exposure as of 31 December 2024 and 2023 ($ billion, unless otherwise stated)

2.	Market Risk

Market risk is the risk of loss on financial instruments because of changes in market prices. ADB principally faces two forms of market risk: (i) interest rate risk; and (ii) foreign exchange risk.

Interest rate. Interest rate risk in the operations portfolio is hedged on the basis that borrowers’ interest and principal payments are matched to ADB’s borrowing expenses. Therefore, the borrower must assume or hedge the risk of fluctuating interest rates, whereas ADB’s margins remain largely constant.

ADB is primarily exposed to interest rate risk through the liquidity portfolio. ADB monitors and manages interest rate risks in the liquidity portfolio by employing various quantitative methods.

ADB uses duration, interest rate value-at-risk (VaR) and expected shortfall (ES) to measure interest rate risk in the liquidity portfolio. Duration measures the sensitivity of the portfolio’s value to a parallel change in interest rates. Interest rate VaR provides an estimate of the portfolio’s potential loss at a certain confidence level within a defined timeframe. Expected shortfall is a measure of the magnitude and changes to the treasury portfolio’s tail risk over time and supplements the interest rate VaR. ADB reports VaR and ES with a 95% confidence level at a 1-year time horizon. Duration, VaR, and ES are ADB’s primary monitoring tools for interest rate risk across the liquidity portfolio.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

Foreign exchange. ADB minimizes exposure to exchange rate risk in its operations by matching where possible the currencies of its assets with the currencies of its liabilities. Borrowed funds or funds to be invested may only be converted into other currencies provided that they are fully hedged through cross currency swaps or forward exchange rate agreements. However, because of its multicurrency operations, ADB is exposed to fluctuations in reported US dollar because of currency translation adjustments.

Value-at-risk and expected shortfall. The interest rate 1-year VaR of the total OCR increased from 1.30% of ADB’s equity on 31 December 2023 to 1.71% on 31 December 2024. This means a 5.0% probability exists that the portfolio will experience an unrealized loss12 of more than $920 million due to interest rate moves over the next year. The increase of the interest rate 1-year VaR was attributed to higher duration in 2024 compared to the previous year, and higher interest rate volatility. The expected shortfall that measures the possible tail risk was reported at 2.16% of ADB’s equity on 31 December 2024.

Duration. Interest rate sensitivity of total OCR, as reflected in its weighted portfolio duration, increased from 1.05 years as of the end of 2023 to 1.12 years as of the end of 2024.

Stress testing. ADB measures how sensitive the total OCR is to parallel shifts in interest rates. If interest rates were to rise 2%, the total OCR would be expected to experience an unrealized loss of 2.19% of net asset value (NAV) ($1,134 million). ADB also uses historical and hypothetical scenario analysis to assess how the total OCR would respond to significant changes in asset values. Because of the high quality of ADB’s investments, scenario analysis suggests the impact to the liquidity portfolio from historical stress scenarios is generally limited. ADB monitors VaR, ES, and duration, and performs stress testing to manage market risk in the liquidity portfolio. The major currencies of the ELP bear the majority of ADB’s market risk including the US dollar, yen, euro, and pound sterling, and represented 86% of the ELP NAV.

3.	Liquidity Risk

Liquidity risk can arise if ADB is unable to raise funds to meet its financial and operational commitments. ADB maintains sufficient liquidity to safeguard against a liquidity shortfall in case its access to the capital markets is temporarily denied. The overriding objective of the liquidity policy is to enable ADB to obtain the most cost-efficient funding under both normal and stressed situations and manage liquidity optimally to achieve its development mission. The PML is set at 12-month liquidity coverage and it is 100% of ADB’s one-year net cash requirement. This represents the minimum amount of eligible liquidity necessary for ADB to continue operations even if access to capital markets is temporarily denied. Maintaining the PML level is designed to enable ADB to cover net cash requirements for 12-months without borrowing. The liquidity levels and cash requirements are monitored periodically in accordance with ADB’s liquidity policy. Refer to PML section under E. Liquidity Management for additional information.

4.	Operational Risk

ADB defines operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. ADB manages its operational risks based on a framework endorsed by the Risk Committee and approved by the President. The framework enables ADB to implement an approach that focuses on identifying, assessing, and managing operational risks. Risks with an elevatedresidual exposure are managed by implementing mitigation actions or controls, by transferring them (e.g., insurance, for mitigating low-frequency high-severity operational risks), or by making conscious decision to accept a risk if mitigations are not possible under a cost-benefit perspective.

[12]
These changes in fair valuation would only be realized in case the investments are sold prior to maturity. ADB typically does not sell the bond investments in the liquidity portfolio prior to maturity and thus the fluctuations in the fair value remain unrealized.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

Key components of ADB’s operational risk management approach include: (i) employing the Operational Risk Self Assessment in its key business areas; (ii) defining quantitative and qualitative risk appetite statements for selected operational risk domains; (iii) collecting data provided by risk metrics and events (e.g., incidents) for monitoring and to enable active risk management ; and (iv) promoting risk awareness through the issuance of a monthly operational risk e-Newsletter and presentations to internal and external stakeholders on the application of the methodologies. Within ADB, risk management and other independent control functions work together to embed a strong operational risk management culture and framework.

ADB regularly reports and performs analysis on its most relevant operational risks. They are rated in terms of likelihood of their occurrence and the impact to the organization. Processes and internal controls related to the most relevant risks are continuously strengthened and monitored to reduce the likelihood and impact of these operational risks.

5.	Capital Adequacy

ADB’s capital adequacy framework (CAF) aims to ensure that large risk events will not lead to a downgrade of ADB’s AAA rating or to an erosion of investor confidence. The framework is designed to protect the risk-bearing capacity of ADB without relying on callable capital, and to maintain ADB’s ability to lend even during crises.

ADB reviews its CAF every three years to ensure it is benchmarked against best practices and aligned with the evolution of ADB’s operations. In September 2023, the Board of Directors approved the proposed enhancements to three aspects of the CAF: risk appetite, risk measurement and financial planning. The enhancements to the CAF are significant given the challenges faced both in Asia and the Pacific and globally.

Under the CAF, ADB holds capital to protect against eight material risk types: credit risk in the operations portfolio, equity investment risk, interest rate risk, treasury credit risk, operational risk, pension risk, currency risk, and countercyclical lending buffer. ADB uses a capital utilization ratio (CUR) as the key metric in measuring capital adequacy. The CUR is the ratio of the total economic capital used (numerator) to usable equity (denominator). ADB plans its operations in consideration of its risk-bearing capacity, by ensuring that the capital utilization ratio does not exceed 90% in the base case. In addition, ADB is managing its capital by risk transfers and exposure exchanges with peer MDBs. These mechanisms reduce concentration risk and lower capital utilization. As of 31 December 2024, ADB was adequately capitalized and reported CUR of 71.5% (70.0% – 2023).

6.	Asset and Liability Management

ADB has an asset and liability management policy framework that guides all financial policies related to asset and liability management including liquidity, investments, and equity management. The objectives of the asset and liability management are to safeguard ADB’s net worth and capital adequacy, promote steady growth in ADB’s risk-bearing capacity, and define financial policies to undertake acceptable financial risks. The aim is to provide resources for developmental lending at the lowest and most stable funding cost to borrowers, along with the most reasonable lending terms, while safeguarding ADB’s financial strength. ADB’s asset and liability management aims to safeguard net worth from foreign exchange rate risks, protect net interest margin from fluctuations in interest rates, and provide sufficient liquidity to meet the needs of ADB operations.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

G.	Internal Control over Financial Reporting

ADB assessed the effectiveness of its internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission for its 2024 financial statements. ADB applied a risk-based evaluation framework for the assertion of the effectiveness of internal control over financial reporting for OCR and Special Funds, except for the ADB Institute (ADBI). The scope included a review of business processes for financial reporting and the IT general controls. ADB staff across several departments and offices were responsible for: (i) identifying and testing key controls, and (ii) assessing and evaluating the design and operating effectiveness of the key controls.

The financial reporting processes and controls continue to operate under a hybrid work set-up. ADB systems are accessible remotely in the hybrid environment allowing transactions to be processed, reviewed, and approved through the relevant systems supported by IT controls necessary to prepare the financial statements.

The effectiveness of ADB’s Internal control over financial reporting has been audited by its external auditor, as stated in their respective reports, which expressed an unmodified opinion on the effectiveness of ADB’s internal control over financial reporting for OCR and Special Funds (except for ADBI) as of 31 December 2024.

H.	Critical Accounting Policies and Estimates

Significant accounting policies are disclosed in Note B of the OCR financial statements. The preparation of the financial statements requires estimates, judgments and assumptions on certain transactions. These estimates, which are based on judgment and available information, are considered critical because they have material impact, or have the potential to have a material impact on the reported balances in the financial statements. ADB believes that the estimates, judgments and assumptions made are reasonable based on historical experience, current trends and available information at the time they were made. Actual results may differ and could have a material impact on the financial statements.

Fair value of financial instruments. Under statutory reporting, ADB carries selected financial instruments and derivatives, as defined by ASC Topics 815 and 825, on a fair value basis. ADB follows a fair value hierarchy that gives highest priority to quoted prices in active markets for identical assets and liabilities (Level1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). These are discussed in Note B of OCR’s financial statements. Financial instruments include embedded derivatives that are valued and accounted for in the balance sheet as a whole. Fair values are usually based on quoted market prices. If market prices are not readily available, fair values are usually determined using market-based pricing models incorporating market data.

The pricing models used to determine the fair value are generally based on discounted cash flow models. For level 3 equity investments at fair value, pricing models include discounted cash flows, net asset value, and comparable valuations incorporating inputs such as equity multiples. ADB reviews the pricing models to assess whether the assumptions are appropriate and produce results that reflect the reasonable valuation of the financial instruments. In addition, the fair values derived from the models are subject to ongoing internal and external verification and review. The models use market-sourced inputs, such as interest rates, exchange rates, and option volatilities.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

Changes in the pricing models used and selection of inputs for the valuation of level 3 financial instruments may involve some judgement and could significantly impact the fair value of the financial instruments in the balance sheet and the unrealized gains or losses in the statement of income and expenses. ADB believes that the estimates of fair values are reasonable.

Allowance and liability for credit losses. ADB adopts the CECL model in measuring the allowance for credit losses. CECL mainly focuses on the credit loss model for financial assets measured at amortized cost, which are represented by loans and held-to-maturity other debt securities for ADB. CECL also requires measuring credit losses for off-balance sheet commitments such as undisbursed loan and held-to-maturity other debt securities commitments and guarantees, in which ADB is exposed to credit risk. ADB records a liability for credit losses on off-balance sheet exposures for the undisbursed commitments. The provision for credit losses is based on expected losses over the remaining lifetime of loans, guarantees, and held-to-maturity other debt securities. The measurement of allowance and liability for credit losses includes significant judgments based on relevant information about past events, current conditions, and reasonable and supportable forecasts. For further details, refer to Current expected credit loss under Loans section and to Note B of OCR Financial Statements.

In determining the allowance and liability for credit losses, ADB considers various factors including default rates, credit ratings and macroeconomic forecasts. Changes in assumptions and forecasts could significantly affect the allowance and liability for credit losses. ADB believes that the assumptions used in making the estimates are reasonable and the allowance and liability for credit losses are adequate.

Pension and other postretirement benefits. ADB provides staff pension and postretirement medical benefits for all eligible staff members that have not reached the normal retirement age. Net periodic benefit costs are allocated between OCR and the Asian Development Fund (ADF) based on the agreed cost-sharing methodology. The underlying actuarial assumptions used to determine the benefit obligations and funded status associated with these plans are based on market interest rates, past experience, and Management’s best estimate of future benefit changes and economic conditions. In deriving the pension and postretirement benefit obligations and funded status, ADB considers the discount rate as the most significant input. Change in this assumption could significantly affect the benefit obligations and funded status at the end of reporting period. For further details, refer to Note Q of OCR Financial Statements.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

III.       SPECIAL FUNDS

ADB is authorized by its Charter to establish and administer Special Funds. These are the ADF, Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Asian Development Bank Institute (ADBI), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF). Financial statements for each Special Fund are prepared in accordance with US GAAP.

A.	Asian Development Fund

The ADF is ADB’s largest Special Fund and main source of grant resources for supporting ADB’s poorest and most vulnerable DMCs. Established in 1974, the ADF initially provided loans on concessional terms to ADB’s lower income DMCs. ADF grants were introduced in 2005 to reduce debt burdens in ADB’s poorest DMCs. Beginning in 2017 and following the merger of ADF lending with OCR, ADF is now focused exclusively on grants, while concessional lending is provided through the concessional OCR window. ADF resources mainly come from contributions of ADB’s member countries, mobilized through periodic replenishments and net income transfers from OCR. ADF resources have been replenished 13 times, the latest being ADF 14 for the period 2025-2028. As of 31 December 2024, 36 donors have pledged to contribute to ADF 14. Of these, five donors have deposited their instruments of contribution, accounting for about 7% of the total ADF 14 contributions. Spain has deposited all its installment payments.

ADF 14 (Thirteenth Replenishment). In September 2024, the Board of Governors adopted the resolution for the 13th replenishment of the ADF (ADF 14) and the eighth regularized replenishment of the TASF to provide grant and TA financing to eligible recipients from 2025 to 2028. The total replenishment size was $4,995 million, consisting of $4,435 million for ADF 14 and $560 million for TASF 8. The replenishment will be financed from four sources: (i) $2,564 million from new donor contributions, a 9% increase from ADF 13; (ii) $1,574 million from OCR net income transfers subject to annual approvals by ADB’s Board of Governors as part of the annual net income allocation, an increase of 35% from ADF 13; (iii) $351 million income from liquidity investments; and (iv) $506 million from other sources generated from savings and cancellations from previous ADF cycles, as well as partial releases of ADF 13 funds allocated to the expanded disaster and pandemic response facility and debt distress reserve. The replenishment shall become effective upon ADB’s receipt of instruments of contributions from donors for unqualified contribution commitments totaling at least $1,282 million equivalent or 50% of all pledged contributions.13 As of 31 December 2024, 35 donors have pledged to contribute to ADF 14. Of these, five donors have deposited their instruments of contribution, accounting for about 7% of the total ADF 14 contributions. One donor has deposited all its installment payments.

ADF 13 (Twelfth Replenishment). The 12th replenishment of the ADF (ADF 13) and the seventh regularized replenishment of the TASF ended on 31 December 2024. The $4,081 million replenishment provided grant and TA financing to eligible recipients from 2021 to 2024, including $517 million to TASF.14 As of 31 December 2024, ADB received all instruments of contributions from 32 donors totaling $2,361 million including qualified contributions amounting to $317 million.

Contributed resources. During 2024, $408 million of donor contributions (excluding TASF portion) was made available for operational commitments. Contributions not yet available for operational commitments comprise: (i) unpaid contributions; (ii) contributions received but are withheld due to pro-rata exercise; (iii) contributions received in advance; and (iv) unamortized discounts on accelerated notes encashment.

[13]	ADB. 2024. Board of Governors’ Resolution No. 427 – Thirteenth Replenishment of the Asian Development Fund and Eighth Regularized Replenishment of the Technical Assistance Special Fund.
[14]	ADB. 2020. Board of Governors’ Resolution No. 408: Twelfth Replenishment of the Asian Development Fund and Seventh Regularized Replenishment of the Technical Assistance Special Fund.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

Liquidity management. ADF manages its liquidity assets under two tranches to enable the optimal use of financial resources. The main objective of the first tranche is to ensure adequate liquidity is available to meet expected cash requirements. The second tranche comprises the prudential minimum liquidity the ADF should hold to meet unexpected demands and liquidity for future commitments. This approach ensures that liquidity is managed transparently and efficiently.

Commitment authority. The commitment authority available for future commitments comprises the resources available to the ADF for its future activities in the form of grants. These resources are derived principally from donor contributions, and internal resources. The balance of the commitment authority available for commitment as of 31 December 2024 was $921 million ($1,204 million – 2023) equivalent (Table 22).

Table 22: Asian Development Fund Commitment Authority
31 December 2024
($ million)
Item	Amount
Carryover of ADF 12 Commitment Authority	281
Other sources from ADF 12[a]	337
ADF 13 contributions	1,569
ADF 12 contributions[b]	99
ADF IX contributions[c]	1
Grant savings and cancellations	714
Income from liquidity investment	213
OCR net income transfer	1,170
Credits from Accelerated Note Encashment Program	39
Resources available for regular ADF	4,423
ADF 13 Commitments[d]	(3,135)
Administrative expenses[e]	(367)
ADF Commitment Authority Available for Future Commitments	921
Notes: Numbers may not sum precisely because of rounding. Numbers are valued at exchange rates as of 31 December 2024.
[a]  Resources earmarked for ADF 13 includes the ADF 12 set-asides for Disaster Response Facility and reserves for changes in debt distress (ADB. 2020. Twelfth Replenishment of the Asian Development Fund and Seventh Regularized Replenishment of the Technical Assistance Special Fund. Manila)
[b] Represents payments from Indonesia and the United States.
[c]   Payment from the United States including the corresponding prorated amounts released by Germany and Türkiye.
[d] Includes commitment under the Private Sector Window.
[e]   Represents ADF’s share in the administrative expenses for 2021, 2022, 2023, and 2024.

In May 2024, the Board of Governors approved the transfer of $293 million to the ADF as part of OCR’s 2023 net income allocation ($292 million – 2023). In addition, $714 million from grant savings and cancellations were included in the commitment authority. This resulted from Management’s continued assessment of opportunities to free committed resources through cancellations of unused grant balances.

During 2024, deposited installments under ADF 13 amounted to $452 million, ADF 13 encashment totaled $420 million, and about $133 million was transferred to the TASF.15

[15]	ADF 13 encashment included encashment of promissory notes and cash payments. US dollar equivalent based on exchange rates as of 31 December 2024.
ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

Investments for liquidity purpose. The ADF investment portfolio totaled $4,661 million as of 31 December 2024 compared to $4,458 million at the end of 2023.16 As of 31 December 2024, about 6% of the portfolio was invested in time deposits (6% – 2023) and 94% in fixed-income securities (94% – 2023). The rate of return on ADF investments, excluding unrealized gains and losses, was 3.0% (2.7% – 2023).

Operations. During the year ended 31 December 2024, 58 grants totaling $1,079 million were committed (31 grants totaling $770 million – 2023)17 while 48 grants (30 grants – 2023) became effective resulting in a total grants expense of $833 million ($142 million – 2023), net of $80 million ($555 million – 2023) undisbursed grants that were reversed as reduction in grant expenses.

Sovereign cofinancing for ADF grants. In 2024, a total of $201 million in sovereign loan and grant cofinancing was committed for 24 ADF-financed projects totaling $453 million.

B.	Technical Assistance Special Fund

The TASF is an important source of financing for ADB’s TA activities. The TASF supports project preparation, policy advice, capacity development, and research and development in ADB developing member countries. The funds resources consist of regularized replenishments and direct voluntary contributions by members, allocations from the net income of OCR, and revenue from investments and other sources. The TASF provides a stable and predictable funding source and acts as a catalyst for mobilizing funding from other TA sources.

TASF Eighth Regularized Replenishment. In the eighth regularized replenishment of the TASF (in conjunction with ADF 14) adopted by the Board of Governors in September 2024, donors agreed to allocate $560 million to TASF. The replenishment will cover TA financing for 2025 to 2028. TA will play an increasingly important role during the ADF 14 period as ADB seeks to respond to the calls for MDB reform and expand its lending volumes under the new capital adequacy framework.

As of 31 December 2024, five donors have deposited their instruments of contribution, and one donor has deposited all its installment payments.

TASF Seventh Regularized Replenishment. The replenishment (in conjunction with ADF13), which covered TA financing from 2021 to 2024, was concluded in December 2024. ADB has received all instruments of contributions pledged by 32 donors.

Contributed resources. As of 31 December 2024, $501 million of donor contributions have been received out of the $517 million set-aside for TASF under ADF 13.

As of 31 December 2024, cumulative TASF resources totaled $4,222 million (Table 23), of which $4,128 million was committed, leaving an uncommitted balance of $94 million ($213 million – 2023).

[16]	Includes securities purchased under resale arrangements.
[17]	Includes three grants amounting to $12 million under the private sector window.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

Table 23: Technical Assistance Special Fund
Cumulative Resources as of 31 December 2024 and 2023
($ million)
Item	2024	2023
Regularized Replenishment
Contributions	2,128	2,128
Allocations from OCR Net Income	1,719	1,609
Direct Voluntary Contributions	91	91
Income from Investment and
Other Sources	286	246
Transfers from the TASF to the ADF	(3)	(3)
Total	4,222	4,071
( ) = negative, ADF = Asian Development Fund, OCR = ordinary capital resources, TASF = Technical Assistance Special Fund. Note: Numbers may not sum precisely because of rounding.

In May 2024, the Board of Governors approved the transfer of $110 million to the TASF as part of OCR’s 2023 net income allocation ($90 million – 2023).

Operations. For the year ended 31 December 2024, there were 199 TA projects and 167 supplementary TA totaling $285 million (156 TA projects and 122 supplementary TA totaling $251 million – 2023) made effective during the year, and $21 million ($16 million – 2023) undisbursed amounts reversed as reduction in TA expenses, resulting to a net TA expense of $263 million ($235 million – 2023). The undisbursed TA, net of TA advances, amounted to $778 million as of 31 December 2024 ($742 million – 2023).

Investments for liquidity purpose. As of 31 December 2024, the total investment portfolio amounted to $820 million ($744 million – 2023). About 39% of the portfolio was invested in time deposits and 61% in fixed-income securities (35% in time deposits and 65% in fixed-income securities – 2023). Total revenue from investments for the year ended 31 December 2024 amounted to $38 million ($39 million – 2023). The rate of return on TASF investments was 4.7% (5.2% – 2023).

C.	Japan Special Fund

The JSF was established in March 1988 when the Government of Japan and ADB entered into an agreement whereby the Government of Japan made an initial contribution of JPY 2.5 billion with ADB as the administrator. The purpose of JSF is to help ADB’s DMCs restructure their economies in light of changing global environment and to broaden their investment opportunities.

In 2009, due to the global conditions and to align the assistance provided by the Government of Japan through other multilateral development banks, JSF’s role and function was transferred to the Japan Fund for Poverty Reduction to cover support for ADB’s TA operations. In January 2022, JSF operations were resumed to maximize its benefits in supporting the needs of ADB’s DMC through TA operations.

JSF IF-CAP Window. In October 2024, the Board of Directors approved the establishment of the JSF Innovative Finance Facility for Climate in Asia and the Pacific Financing Partnership Facility (IF-CAP) Window (JSF IF-CAP Window) as a separate, special-purpose component of the JSF to channel the contribution of the Government of Japan to IF-CAP.18 The contribution will be in the form of noninterest bearing, nonnegotiable government notes cashable by ADB at any time to meet the demands for non-payments under the IF-CAP Guarantee Mechanism. Any excess encashments, reflows, and other funds that may be contributed from the Government of Japan for the same purposes may be included as part of the arrangements of the JSF-IF CAP Window. The Government of Japan may also elect for any premium payable to them by the ADB to be deposited into the JSF IF-CAP Window for future obligations under the IF-CAP Guarantee Mechanism. The JSF IF-CAP Window will be administered by ADB under the governance structure of the JSF.

[18]
In the event of a nonaccrual in the reference portfolio under the IF-CAP Guarantee Mechanism, the Government of Japan’s payment of its share of risk participation will be channeled through the JSF IF-CAP Window.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

Contributed resources. As of 31 December 2024, the cumulative fund resources of JSF totaled $1,013 million, of which $902 million had been used, leaving an uncommitted balance of $111 million ($112 million – 2023).

Operations. During the year ended 31 December 2024, there were two TA projects and three supplementary TA totaling $8 million that became effective (two TA projects totaling $4 million – 2023). The balance of undisbursed TA, net of TA advances as of 31 December 2024, amounted to $14 million ($8 million – 2023).

Investments for liquidity purpose. As of 31 December 2024, the total investment portfolio, which was in time deposits, amounted to $123 million ($115 million – 2023).

D.	Asian Development Bank Institute

ADBI was established in 1996 as a subsidiary body of ADB, whose objectives are to identify effective development strategies and capacity improvements for sound development management in the DMCs. Its operating costs are met by ADBI, and it is administered in accordance with the Statute of the ADBI.

During 2024, committed contributions to ADBI totaled $11 million ($13 million – 2023). As of 31 December 2024, cumulative contributions committed to ADBI amounted to ¥38 billion, A$2 million, and $20 million (about $361 million equivalent). Of the total contributions received, $273 million had been utilized by the end of 2024 ($267 million – 2023) mainly for research and capacity-building activities, including: (i) organizing symposia, forums, and training sessions; (ii) preparing research reports, publications, and websites; and (iii) financing associated administrative expenses. For the year ended 31 December 2024, total expenses of ADBI totaled $16 million ($15 million – 2023). The balance of net assets without donor restrictions (excluding property, furniture, and equipment and lease liability) available for future projects and programs was about $20 million ($24 million – 2023).

Investments for liquidity purpose. As of 31 December 2024, the total investment portfolio, which was in time deposits, amounted to $12 million ($11 million – 2023).

E.	Regional Cooperation and Integration Fund

Established in February 2007 as a special fund under the Regional Cooperation and Integration Financing Partnership Facility, the RCIF aims to enhance regional cooperation and integration in Asia and the Pacific by financing TA projects that support greater and higher quality connectivity between economies, expand global and regional trade and investment opportunities, and increase and diversify regional public goods.

Contributed resources. As of 31 December 2024, cumulative RCIF resources totaled $107 million, of which $105 million had been used, leaving an uncommitted balance of $2 million ($1 million – 2023).

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

Operations. During the year ended 31 December 2024, three TA projects and one supplementary TA totaling $1.3 million (three TA projects and two supplementary TA totaling $4 million – 2023) that became effective, and undisbursed amounts of $1.6 million ($0.5 million – 2023) were reversed as reduction in TA expense, resulting to a net TA expense of –$0.4 million ($4 million – 2023). The balance of undisbursed TAs, net of TA advances as of 31 December 2024 amounted to $14 million ($21 million – 2023).

Investments for liquidity purpose. As of 31 December 2024, the total investment portfolio, which was in time deposits, amounted to $14 million ($20 million – 2023).

F.	Climate Change Fund

The CCF was established in April 2008 to facilitate greater investments in DMCs to effectively address the causes and consequences of climate change. CCF supports investments on (i) adaptation; (ii) clean energy; and (iii) reducing emissions from deforestation and forest degradation (REDD+) and land use management by providing resources through TA, grant components of investment projects, and direct charges.

Contributed resources. As of 31 December 2024, cumulative CCF resources totaled $105 million, of which $93 million had been used, leaving an uncommitted balance of $12 million ($15 million – 2023).

Operations. During the year ended 31 December 2024, one TA project totaling $0.4 million (one TA project and three supplementary TA totaling $2 million – 2023) became effective, and $0.1 million ($0.4 million – 2023) undisbursed amounts were reversed as a reduction in TA expense, resulting to a net TA expense of $0.3 million. Additionally, one grant totaling $1 million was committed (two grants totaling $1 million – 2023), while three grants totaling $2 million (nil – 2023) became effective. The balance of undisbursed grants and TA, net of advances as of 31 December 2024 totaled $13 million ($17 million – 2023).

Investments for liquidity purpose. As of 31 December 2024, the total investment portfolio, which was in time deposits, amounted to $25 million ($30 million – 2023).

G.	Asia Pacific Disaster Response Fund

The APDRF was established in April 2009 to provide timely incremental grant resources to DMCs affected by disasters triggered by natural hazards. Quick-disbursing grants of up to $3 million are available to DMCs affected by a major disaster, and augment humanitarian aid provided by other development partners.

In September 2021, a second window under the APDRF was established to finance experts to provide speedy post-disaster technical support for the preparation of post-disaster needs assessments, recovery plans, and post-disaster projects, including emergency assistance loan. The second window will not finance any technical support needs arising during post-disaster project implementation and will not be available should the fund’s balance fall below $6 million.

Contributions received for specific purposes or grant programs are classified as support with donor contributions. In May 2020, the Government of Japan contributed $75 million to the APDRF, valid for two years, earmarked for ADB’s response to the COVID-19 pandemic. In July 2023, the Government requested ADB to transfer the unused balance of its contributions to the Japan Fund for Prosperous and Resilient Asia and the Pacific (JFPR), resulting in an initial transfer of $27 million in August 2024, with the remaining $0.27 million recorded as payable to JFPR as of 31 December 2024.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

Contributed resources. As of 31 December 2024, cumulative fund resources totaled $174 million, of which $140 million had been used, leaving an uncommitted balance of $34 million ($47 million – 2023). The net assets without donor restrictions as of 31 December 2024 amounted to $34 million ($20 million – 2023).

In May 2024, the ADB Board of Governors approved the transfer of $15 million (nil – 2023) to the APDRF as part of the OCR’s 2023 net income allocation.

Operations. For the year ended 31 December 2024, two grants totaling $5 million (three grants totaling $5 million – 2023) were committed. During the year, one grant totaling $3 million (three grants totaling $5 million – 2023) became effective, and $0.2 million ($23 thousand – 2023) undisbursed amounts were reversed as a reduction in grant expenses, resulting to a total grant expense of $3 million ($3 million – 2023). The balance of undisbursed grants, net of grant advances as of 31 December 2024 was nil ($0.7 million – 2023).

Investments for liquidity purpose. As of 31 December 2024, the total investment portfolio, which was in time deposits, amounted to $32 million ($38 million – 2023).

H.	Financial Sector Development Partnership Special Fund

The FSDPSF was established in January 2013 to strengthen regional, subregional, and national financial systems in Asia and the Pacific. With the approval of the Finance Sector Directional Guide in November 2022, the FSDPSF will support the six areas of operational focus: (i) enhancing support to emerging areas such as SDG-aligned financing, including green and blue financing; (ii) promoting long-term finance and quality infrastructure; (iii) leveraging digital technology to deliver financial services for financial inclusion; (iv) expanding financing to MSMEs and women; (v) establishing frameworks for disaster and epidemic risk financing; and (vi) strengthening the finance sector foundation.

Contributed resources. As of 31 December 2024, cumulative fund resources totaled $31 million, of which $30 million had been used, leaving an uncommitted balance of $1 million ($5 million – 2023).

Operations. During the year ended 31 December 2024, five TA projects and 10 supplementary TA totaling $4 million (three TA projects and six supplementary TA totaling $3 million – 2023) became effective, and $0.2 million undisbursed amounts were reversed as a reduction in TA expense ($0.3 million – 2023), resulting to a total TA expense of $4 million ($3 million – 2023). The balance of undisbursed TA, net of TA advances as of 31 December 2024, totaled $10 million ($8 million – 2023).

Investments for liquidity purpose. As of 31 December 2024, the total investment portfolio, which was in time deposits, amounted to $10 million ($8 million – 2023).

IV.     TRUST FUNDS AND COFINANCING UNDER ADMINISTRATION

Trust funds and project-specific loans and grants are key instruments to mobilize and channel financial resources from external sources to finance TA and components of investment projects. They play an important role in complementing ADB’s own resources. Multilateral, bilateral, public and private sector partners have cumulatively contributed about $12,441 million in grants and loans to ADB operations. In 2024, ADB fully-administered sovereign cofinancing commitments amounted to $576 million, composed of $365 million for 25 investment projects and $211 million for 120 TA projects. Nonsovereign cofinancing commitments that are ADB-administered amounted to $831 million for 39 projects and five TA projects, consisting of $134 million official cofinancing, $147 million commercial cofinancing, $123 million B-loans, and $427 million risk transfers. By the end of 2024, ADB was administering 49 trust funds, comprising 28 stand-alone trust funds, and 21 trust funds established under financing partnership facilities. Additional contributions from external partners amounted to $949 million in 2024, comprising $584 million in new contributions and replenishments to existing trust funds (Table 24) and $365 million in additional allocation from global funding initiatives (Table 25).

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

Table 24: Schedule of Commitments and Replenishments from Financing Partners to Trust
Funds during 2024
($ million)
Financing partner	Trust fund	Amount
Japan	Asia Pacific Project Preparation Facility, Domestic Resource Mobilization Trust Fund, High-Level Technology Fund, Innovative Finance Facility for Climate in Asia and the Pacific Grant Trust Fund, Japan Fund for the Joint Crediting Mechanism, Japan Fund for Prosperous and Resilient Asia and the Pacific, Japan Scholarship Program, Leading Asia’s Private Infrastructure Fund 1 and 2	292.2
Canada	Canadian Climate and Nature Fund for the Private Sector in Asia	267.0
Climate Investment Funds	ADB Ventures Investment Fund 2	11.5
Switzerland	Nonsovereign Revolving Trust Fund	3.5
Spain	Spanish Cooperation Fund for Technical Assistance	3.1
Korea, Republic of	Asia Pacific Project Preparation Facility, Central Asia Regional Economic Cooperation Climate and Sustainability Project Preparatory Fund, Nonsovereign Revolving Trust Fund	3.0
China, People’s Republic of	Central Asia Regional Economic Cooperation Climate and Sustainability Project Preparatory Fund	2.0
Australia	Nonsovereign Revolving Trust Fund	1.9
	TOTAL	584.3
Note: Numbers may not sum precisely because of rounding.

Table 25: Allocations from Global Funding Initiatives during 2024
($ million)
Trust fund	Amount
Green Climate Fund	169.9
Climate Investment Funds	159.3
Global Environment Facility	25.2
Pandemic Prevention, Preparedness and Response	9.2
Global Infrastructure Facility	1.4
Global Partnership for Education Fund	0.4
TOTAL	365.4

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

Japan Fund for Prosperous and Resilient Asia and the Pacific. The Government of Japan established the original JFPR in May 2000 to provide grants for projects supporting poverty reduction and related social development activities that add value to projects financed by ADB. In 2010, the JFPR expanded its scope of grant assistance to provide TA grants to support capacity building efforts in DMCs. In September 2021, ADB Board of Directors approved the enhanced and renamed JFPR to help ADB’s DMCs achieve resilient recovery from the crisis, by enhancing preparedness for the next crisis and building a sustainable society and the foundation for a prosperous future while bolstering vulnerable groups through the established priority areas. At the end of 2024, the JFPR received $1.08 billion 19 in cumulative contributions from the Government of Japan including the $75 million COVID-19 Window which was created in 2020 to help DMCs strengthen their capacity to contain the spread of the COVID-19 pandemic. Total project commitments since 2000 amounted to $1.2 billion for 231 grant projects and 356 TA projects, of which $43 million was committed under the COVID-19 window.

19 Inclusive of $27 million transfer of unutilized Japan’s contribution to APDRF COVID-19 widow.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

Table 26: Schedule of Cumulative Contributions from External Sources Administered by Asian Development Bank as of 31 December 2024
($ million)
Item	Amount	Item	Amount
Bilateral Partners		Multilateral Partners
Australia	1,102.2	ADB Ventures Investment Fund 1	13.0
Austria	27.7	ADB Ventures Investment Fund 2	11.5
Belgium	5.4	Asian Infrastructure Investment Bank	74.0
Canada	679.7	Association of Southeast Asian Nations	0.6
People’s Republic of China	90.0	Cities Alliance	0.5
Denmark	32.3	Clean Technology Fund	868.5
European Community	576.6	Clean Technology Fund Parallel Fund	138.2
Finland	67.8	Commonwealth Secretariat	0.0
France	46.8	GEF/Least Developed Countries Fund	45.0
Germany	160.0	GEF/Special Climate Change Fund	11.9
India	0.9	Global Agriculture and Food Security Program	87.0
Ireland	20.9	Global Environment Facility	280.6
Italy	2.2	Global Infrastructure Facility Partnership Program	1.4
Japan	2,928.4	Global Partnership for Education Fund	17.0
Korea, Republic of	276.7	Global Road Safety Facility	0.5
Luxembourg	8.3	Global Road Safety Partnership	0.2
Netherlands	427.8	Global Shield Financing Facility	10.0
New Zealand	109.4	Green Climate Fund	1,073.1
Norway	290.9	International Federation of Red Cross and Red
Portugal	0.6	Crescent Societies	1.5
Singapore	1.6	International Fund for Agricultural Development	1.0
Spain	53.8	Islamic Financial Services Board	0.5
Sweden	259.6	Nordic Development Fund	72.4
Switzerland	77.2	Pandemic Prevention, Preparedness and
Taipei,China	1.5	Response Trust Fund	19.8
United Kingdom	1,312.9	Partnership for Market Readiness	0.3
United States	479.9	Public Private Infrastructure Advisory Facility	1.3
Sub-Total	9,041.2	Strategic Climate Fund	470.0
		Trust Fund for Forest	13.2
		United Nations Development Programme	0.4
		Women Entrepreneurs Finance Initiative Trust Fund	34.9
		Other	0.8
		Sub-Total	3,249.3
		Private Partners Bill and Melinda Gates Foundation	28.1
		Bloomberg Family Foundation Inc.	12.50
		Credit Suisse	0.1
		Education Above All Foundation	37.1
		ENECO Energy Trade B.V.	1.3
		Global Energy Allicance for People and Planet LLC	33.5
		Goldman Sachs Charitable Gift Fund	12.5
		Hewlett Foundation	0.3
		JPMorgan Chase Foundation	1.4
		Korea Energy Agency	0.4
		Korean Energy Management Corporation	0.2
		Korea Venture Investment Corp.	10.0
		POSCO	1.8
		The OPEC Fund for International Development	5.4
		The Rockefeller Foundation	5.0
		Other	1.2
		Sub-Total	150.7
		Grand Total	12,441.2

Notes: 0.0 = Amount less than $0.05 million. Numbers may not sum precisely because of rounding. Excludes capital contributions to Credit Guarantee and Investment Facility (CGIF).

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

Appendix
ORDINARY CAPITAL RESOURCES
CONDENSED MANAGEMENT REPORTING (Non-GAAP measure) BALANCE SHEETS
As of 31 December 2024 and 2023
($ million)
	2024			2023
Item	Statutory Reporting Basis	Adjustments[a]	Management Reporting Basis	Management Reporting Basis
Due from banks	2,235	–	2,235	998
Investments for liquidity purpose	46,695	–	46,695	47,250
Securities purchased under resale arrangements	260	–	260	643
Loans outstanding — operations	153,864	–	153,864	150,986
Equity investments — operations	1,627	(298)	1,329	1,291
Other debt securities — operations	621	–	621	519
Derivative Assets
Borrowings	61,872	604	62,476	55,077
Investments for liquidity purpose	26,062	(393)	25,669	22,468
Loans — operations	17,671	478	18,149	19,069
Accrued interest receivable	1,697	–	1,697	1,795
Other assets	1,998	12	2,010	1,380
TOTAL	314,602	403	315,005	301,476
Borrowings and accrued interest	146,517	5,442	151,959	149,582
Derivative Liabilities Borrowings	71,703	(4,797)	66,906	57,674
Investments for liquidity purpose	23,292	(234)	23,058	21,146
Loans — operations	14,821	854	15,675	17,531
Payable for swap related and other collateral	857	–	857	393
Accounts payable and other liabilities	977	–	977	973
Total Liabilities	258,167	1,265	259,432	247,299
Paid-in capital	6,928	12	6,940	7,139
Net notional maintenance of value receivable	(1,481)	–	(1,481)	(1,532)
Ordinary reserve	47,540	2	47,542	46,537
Special reserve	558	–	558	531
Surplus	1,065	–	1,065	1,065
Cumulative revaluation adjustments account	462	(462)	–	–
Unallocated net income[b]	1,602	(63)	1,539	1,423
Accumulated other comprehensive loss	(239)	(351)	(590)	(986)
Total Equity	56,435	(862)	55,573	54,177
TOTAL	314,602	403	315,005	301,476
– = nil, ( ) = negative.
a Unrealized gains or losses from fair value adjustments associated with certain financial instruments, share of unrealized gain or loss from equity method investments, and nonnegotiable and noninterest-bearing demand obligations on account of subscribed capital.
b After appropriation of guarantee fees to the Special Reserve.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2024

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Financial Statements

ORDINARY CAPITAL RESOURCES
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank (“ADB”) is responsible for designing, implementing, and maintaining effective internal control over financial reporting. ADB’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with generally accepted accounting principles in the United States of America.

ADB’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB’s management assessed the effectiveness of ADB’s internal control over financial reporting as of 31 December 2024, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management concluded that ADB’s internal control over financial reporting is effective as of 31 December 2024.

Masato Kanda
President

Roberta Casali
Vice-President (Finance and Risk Management)

Helen Hall
Controller

12 March 2025

Deloitte & Touche LLP Unique Entity No. T08LL0721A 6 Shenton Way OUE Downtown 2 #33-00 Singapore 068809 Tel: +65 6224 8288 Fax: +65 6538 6166 www.deloitte.com/sg

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

Opinion on Internal Control Over Financial Reporting
We have audited the internal control over financial reporting of Asian Development Bank (“ADB”) as of December 31, 2024, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, ADB maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We also have audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), the financial statements as of and for the years ended December 31, 2024 and 2023 of Asian Development Bank (“ADB”) – Ordinary Capital Resources, and our report dated March 12, 2025 expressed an unmodified opinion on those financial statements.

Basis of Opinion

We conducted our audit in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting section of our report. We are required to be independent of ADB and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

Responsibilities of Management for Internal Control over Financial Reporting
ADB’s management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Deloitte & Touche LLP (Unique Entity No T08LL0721A) is an accounting limited liability partnership registered in Singapore under the Limited Liability Partnerships Act (Chapter 163A)

Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting
Our objectives are to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects and to issue an auditor’s report that includes our opinion on internal control over financial reporting. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit of internal control over financial reporting conducted in accordance with GAAS will always detect a material weakness when it exists.
In performing an audit of internal control over financial reporting in accordance with GAAS, we:
•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•
Obtain an understanding of internal control over financial reporting, assess the risk that a material weakness exists, and test and evaluate the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting
ADB’s internal control over financial reporting is a process effected by management and directors of ADB, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. ADB’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Public Accountants and
Chartered Accountants
Singapore

March 12, 2025

Deloitte & Touche LLP Unique Entity No. T08LL0721A 6 Shenton Way OUE Downtown 2 #33-00 Singapore 068809 Tel: +65 6224 8288 Fax: +65 6538 6166 www.deloitte.com/sg
INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

Opinion
We have audited the financial statements of Asian Development Bank (“ADB”) – Ordinary Capital Resources, which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of income and expenses, comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes to the financial statements.
In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of ADB - Ordinary Capital Resources as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), ADB’s internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2025 expressed an unmodified opinion on ADB’s internal control over financial reporting.

Basis for Opinion
We conducted our audits in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ADB - Ordinary Capital Resources and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB – Ordinary Capital Resources’ ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Deloitte & Touche LLP (Unique Entity No T08LL0721A) is an accounting limited liability partnership registered in Singapore under the Limited Liability Partnerships Act (Chapter 163A)

Auditor’s Responsibility for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.
In performing an audit in accordance with GAAS, we:
•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB – Ordinary Capital Resources’ ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Report on Supplemental Schedules

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules of summary statement of loans – operations and summary statement of borrowings as of December 31, 2024 and 2023, and statement of subscriptions to capital stock and voting power as of December 31, 2024, are presented for the purpose of additional analysis and are not a required part of the financial statements. These schedules are the responsibility of ADB’s management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements.

Such schedules have been subjected to the auditing procedures applied in our audits of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with GAAS. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Other Information Included in the Annual Report

Management is responsible for the other information included in the annual report. The other information comprises the information included in the annual report but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.
Public Accountants and
Chartered Accountants
Singapore

March 12, 2025

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
BALANCE SHEET
31 December 2024 and 2023
Expressed in Millions of US Dollars
ASSETS
	2024		2023
DUE FROM BANKS (Notes C and R)		$2,235		$998

INVESTMENTS FOR LIQUIDITY PURPOSE
(Notes D, J, O, and R)
Government or government-related obligations	$31,057		31,252
Time deposits	4,602		5,449
Other securities	11,036	46,695	10,549	47,250

SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENTS (Notes D and E )		–		–

SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS (Notes D and R)		260		643

LOANS OUTSTANDING — OPERATIONS
(OCR-6, Notes A, F, J, R, T, and U) (Including net unamortized loan origination costs of $245 – 2024 and $229 – 2023)
Sovereign
Regular	115,352		113,034
Concessional	33,332		32,546
	148,684		145,580
Nonsovereign	5,720		6,058
	154,404		151,638
Less—allowance for credit losses	540	153,864	652	150,986

EQUITY INVESTMENTS — OPERATIONS
(Notes A, H, R, T, and U)		1,627		1,583

OTHER DEBT SECURITIES — OPERATIONS (Notes I, R, and U)	635		523
Less—allowance for credit losses	14	621	4	519

ACCRUED INTEREST RECEIVABLE
Investments for liquidity purpose	258		225
Loans — Operations	1,427		1,561
Other debt securities — Operations	12	1,697	9	1,795

DERIVATIVE ASSETS (Notes J, L, and R)
Borrowings	61,872		53,838
Investments for liquidity purpose	26,062		22,943
Loans — Operations	17,671	105,605	19,502	96,283

OTHER ASSETS
Property, furniture, and equipment (Note K)	309		269
Swap related and other collateral (Notes J and R)	857		393
Net postretirement medical benefit plan asset (Note Q)	253		196
Miscellaneous (Notes D, G, P, and R)	579	1,998	692	1,550

TOTAL		$314,602		$301,607
Note: Certain reclassifications have been made to conform to current year’s presentation.
The accompanying Notes are an integral part of these financial statements (OCR-9).

OCR-1

LIABILITIES AND EQUITY

	2024			2023

BORROWINGS (OCR-7, Notes J, L, and R)			$146,517			$143,265

DERIVATIVE LIABILITIES (Notes J, L, and R)
Borrowings		$71,703			$62,933
Investments for liquidity purpose		23,292			21,448
Loans — Operations		14,821	109,816		17,105	101,486

PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS (Note E)			–			–

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Swap related and other collateral (Notes J and R)		857			393
Accrued pension benefit costs (Note Q)		165			472
Liability for credit losses on off-balance sheet exposures (Notes F, G, and I)		121			139
Miscellaneous (Notes D, G, K, P, and R)		691	1,834		558	1,562

TOTAL LIABILITIES			258,167			246,313

EQUITY (OCR-4)
Capital stock (OCR-8, Note M)
Authorized and subscribed (SDR106,392 million – 2024 and SDR106,391 million – 2023)		138,749			142,741
Less—“callable” shares subscribed (SDR101,061 million – 2024 and SDR101,060 million – 2023)		131,796			135,588
“Paid-in” shares subscribed (SDR5,331 million – 2024 and 2023)		6,953			7,153
Less—discount		13			14
		6,940			7,139
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital		(12)	6,928		(26)	7,113

Net notional amounts required to maintain value of currency holdings (Note M)		(1,481)			(1,532)
Ordinary reserve (Note N)
From ADF assets transfer (Notes A and N)	$30,748			$30,748
From retained earnings	16,792	47,540		15,787	46,535
Special reserve (Note N)		558			531
Surplus (Note N)		1,065			1,065
Cumulative revaluation adjustments account (Note N)		462			975
Net income after appropriation (OCR-4, Note N)		1,602			910
Accumulated other comprehensive loss (Note N)		(239)	49,507		(303)	48,181

TOTAL EQUITY			56,435			55,294

TOTAL			$314,602			$301,607

OCR-2

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF INCOME AND EXPENSES
For the Years Ended 31 December 2024 and 2023
Expressed in Millions of US Dollars

	2024			2023
REVENUE
From loans — operations (Notes F, J, and O)
Sovereign – Regular	$6,841			$6,358
Sovereign – Concessional	717			673
Nonsovereign	480	$8,038		494	$7,525

From investments for liquidity purpose (Notes D, J, and O) Interest		2,731			2,312

From equity investments — operations (Note O)		102			62

From guarantees — operations (Note N)		27			28

From other debt securities — operations (Note O)		47			48

From other sources—net (Notes O and S)		84			64

Total			$11,029			$10,039

EXPENSES (Note O)
Borrowings and related expenses (Notes J and L)		(8,717)			(7,913)
Administrative expenses (Notes K, N, and Q)		(729)			(680)
Release of provision for credit losses—net (Notes F, G, and I)		45			66
Other expenses		(30)			(24)

Total			(9,431)			(8,551)

NET REALIZED LOSSES (Note O)
From investments for liquidity purpose (Notes D, J, and N)		(18)			(39)
From equity investments — operations (Note N)		13			24

Total			(5)			(15)

NET UNREALIZED GAINS (LOSSES) (Notes H, J, L, and O)			36			(535)

NET INCOME			$1,629			$938

The accompanying Notes are an integral part of these financial statements (OCR-9).

OCR-3

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF COMPREHENSIVE INCOME
For the Years Ended 31 December 2024 and 2023
Expressed in Millions of US Dollars

	2024			2023
NET INCOME (OCR-2)			$1,629			$938
Other comprehensive (loss) income (Note N)
Unrealized holding (losses) gains :
From investments for liquidity purpose	$209			$658
From equity investments — operations	12			(4)
From other debt securities — operations	2			(1)
From borrowings	(243)	$(20)		48	$701
Postretirement benefit liability adjustments		303			(173)
Currency translation adjustments		(219)	64		(25)	503

COMPREHENSIVE INCOME			$1,693			$1,441
The accompanying Notes are an integral part of these financial statements (OCR-9).

OCR-4

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF CHANGES IN EQUITY
For the Years Ended 31 December 2024 and 2023
Expressed in Millions of US Dollars

	Capital Stock	Nonnegotiable, Noninterest- bearing Demand Obligations	Net Notional Maintenance of Value	Ordinary Reserve	Special Reserve	Surplus	Cumulative Revaluation Adjustments Account	Net Income After Appro- priations	Accumulated Other Compre- hensive Loss	Total

Balance, 31 December 2022	$7,081	$(39)	$(1,483)	$45,818	$503	$1,065	$(64)	$2,138	$(805)	$54,214

Comprehensive income (OCR-3, Note N)								938	503	1,441
Appropriation of guarantee fees (Note N)					28			(28)		–
Encashment of demand obligations		13								13
Change in USD value	58	1	(49)							10
Allocation of prior year income (Note N)				716			1,039	(1,755)		–
Allocation of prior year income to Special Funds (Note N)								(382)		(382)

Balance, 31 December 2023	7,139	(26)	(1,532)	46,535	531	1,065	975	910	(303)	55,294

Comprehensive income (loss) (OCR-3, Note N)								1,629	64	1,693
Appropriation of guarantee fees (Note N)					27			(27)		–
Encashment of demand obligations		13								13
Change in USD value	(199)	0	51							(148)
Allocation of prior year income (Note N)				1,005			(513)	(492)		–
Allocation of prior year income to Special Funds (Note N)								(418)		(418)

Balance, 31 December 2024	$6,940	$(12)	$(1,481)	$47,540	$558	$1,065	$462	$1,602	$(239)	$56,435
USD = United States dollar.
Notes: 0 = less than $0.5 million. Numbers may not sum precisely because of rounding.
The accompanying Notes are an integral part of these financial statements (OCR-9).

OCR-5
ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2024 and 2023
Expressed in Millions of US Dollars

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Interest and other charges received on loans — operations	$7,981	$6,777
Interest received on investments for liquidity purpose	2,260	1,855
Interest received from securities purchased under resale/ repurchase agreement	22	41
Interest and other charges received on other debt securities — operations	45	49
Dividends received on equity investments — operations	90	58
Interest and other financial expenses paid	(8,612)	(6,902)
Administrative expenses paid	(781)	(729)
Others—net	88	72
Net Cash Provided by Operating Activities	1,093	1,221

CASH FLOWS FROM INVESTING ACTIVITIES
Sales of investments for liquidity purpose	3,155	2,429
Maturities of investments for liquidity purpose	318,562	320,286
Purchases of investments for liquidity purpose	(322,918)	(324,312)
Receipts from securities purchased under resale arrangements	109,776	208,391
Payments for securities purchased under resale arrangements	(109,394)	(208,936)
Principal collected on loans — operations	12,891	10,400
Loans — operations disbursed	(17,400)	(16,548)
Derivatives—net	1,382	956
Change in other collateral	(0)	16
Property, furniture, and equipment acquired	(77)	(51)
Sales of equity investments — operations	79	77
Purchases of equity investments — operations	(115)	(142)
Maturities of other debt securities — operations	66	184
Purchases of other debt securities — operations	(186)	(81)
Net Cash Used in Investing Activities	(4,179)	(7,331)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from new borrowings	43,901	55,210
Borrowings redeemed	(38,835)	(49,251)
Issuance expenses paid	(22)	(25)
Demand obligations of members encashed	13	13
Derivatives—net	(278)	(712)
Change in swap related collateral	466	232
Resources transferred to Special Funds	(418)	(382)
Net Cash Provided by Financing Activities	4,827	5,085
Effect of Exchange Rate Changes on Due from Banks	(40)	12
Net Increase (Decrease) in Due from Banks	1,701	(1,013)

Cash at Beginning of Period
Due from Banks	998	2,256
Swap Related and Other Collateral	393	148
Total	$1,391	$2,404

Cash at End of Period
Due from Banks	2,235	998
Swap Related and Other Collateral	857	393
Total	$3,092	$1,391

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
Net Income (OCR-2)	$1,629	$938
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	(189)	(215)
Release of provision for credit losses	(45)	(66)
Net realized losses	5	15
Gains on equity method investments	(98)	(49)
Net unrealized (gains) losses	(36)	535
Change in accrued revenue from loans — operations, investments for liquidity purpose,
other debt securities — operations, and other swaps	(199)	(858)
Change in accrued interest on borrowings and swaps, and other expenses	(387)	1,031
Change in pension and postretirement benefit liability	304	(173)
Others—net	109	63
Net Cash Provided by Operating Activities	$1,093	$1,221

The accompanying Notes are an integral part of these financial statements (OCR-9).

OCR-6

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
SUMMARY STATEMENT OF LOANS — OPERATIONS
31 December 2024 and 2023
Expressed in Millions of US Dollars
		Undisbursed Committed Loans		Loans Approved		Percent
Borrowers/Guarantors	Loans Outstanding	Effective[1]	Not Yet Effective[2]	Not Yet Committed	Total Loans	of Total Loans
Afghanistan	$492	$–	$–	$–	$492	0.24
Armenia	1,062	134	–	293	1,489	0.72
Azerbaijan	2,092	217	–	47	2,356	1.14
Bangladesh	16,373	4,540	–	–	20,913	10.10
Bhutan	531	126	–	–	657	0.32
Cambodia	2,531	991	249	10	3,781	1.82
China, People’s Republic of	18,101	7,098	688	77	25,964	12.54
Cook Islands	119	0	–	–	119	0.06
Fiji	663	140	–	–	803	0.39
Georgia	2,618	395	24	–	3,037	1.47
India	26,012	7,079	2,325	604	36,020	17.40
Indonesia	13,903	2,465	478	39	16,885	8.15
Kazakhstan	1,940	529	–	–	2,469	1.19
Kiribati	18	–	–	–	18	0.01
Kyrgyz Republic	769	229	114	–	1,112	0.54
Lao People’s Democratic Republic	969	226	123	–	1,318	0.64
Maldives	118	40	4	–	162	0.08
Marshall Islands	26	–	–	–	26	0.01
Micronesia, Federated States of	33	–	–	–	33	0.02
Mongolia	2,281	752	139	11	3,183	1.54
Myanmar	765	1,672	351	–	2,788	1.35
Nepal	3,144	1,699	786	–	5,629	2.72
Pakistan	16,042	4,593	200	5	20,840	10.06
Palau	154	21	–	–	175	0.08
Papua New Guinea	2,587	722	256	45	3,610	1.74
Philippines	15,728	4,590	2,186	21	22,525	10.88
Samoa	54	–	–	–	54	0.03
Solomon Islands	117	83	10	–	210	0.10
Sri Lanka	7,117	538	215	–	7,870	3.80
Tajikistan	253	0	–	29	282	0.14
Thailand	1,639	261	–	98	1,998	0.96
Timor-Leste	172	397	–	–	569	0.27
Tonga	20	–	–	3	23	0.01
Turkmenistan	528	3	–	–	531	0.26
Tuvalu	2	–	–	–	2	0.00
Uzbekistan	7,682	2,094	100	–	9,876	4.77
Vanuatu	51	0	42	–	93	0.04
Viet Nam	7,387	983	80	–	8,450	4.08
Regional	477	126	–	88	691	0.33
	154,570	42,744	8,371	1,370	207,055	100.00
Fair value adjustment on loans	(411)	–	–	–	(411)
Allowance for credit losses	(540)	–	–	–	(540)
Unamortized loan origination cost—net	245	–	–	–	245
	(706)	–	–	–	(706)
TOTAL – 31 December 2024	$153,864	$42,744	$8,371	$1,370	$206,349

Notes: 0 = less than $0.5 million. Numbers may not sum precisely because of rounding.
1
Refer to the unwithdrawn portions of effective loans as of 31 December 2024 and 2023. Of the undisbursed balances, ADB has made irrevocable commitments to disburse regular and concessional sovereign amounts totaling $572 million ($711 million – 2023).

[2]	Refer to committed loans but conditions to effectiveness specified in loan regulations and loan agreements are not yet completed as of 31 December 2024 and 2023.

OCR-6

		Undisbursed Committed Loans		Loans Approved
	Loans Outstanding	Effective[1]	Not Yet Effective[2]	Not Yet Committed	Total Loans

Sovereign Loans
Regular	$115,352	$29,025	$6,338	$1,020	$151,735
Concessional	33,332	11,500	2,033	–	46,865
Nonsovereign Loans	5,720	2,219	–	350	8,289
	154,404	42,744	8,371	1,370	206,889
Allowance for credit losses	(540)	–	–	–	(540)
TOTAL – 31 December 2024	$153,864	$42,744	$8,371	$1,370	$206,349

Sovereign Loans
Regular	$113,034	$28,705	$7,615	$1,988	$151,342
Concessional	32,546	10,946	1,896	313	45,701
Nonsovereign Loans	6,058	1,373	–	677	8,108
	151,638	41,024	9,511	2,978	205,151
Allowance for credit losses	(652)	–	–	–	(652)
TOTAL – 31 December 2023	$150,986	$41,024	$9,511	$2,978	$204,499

MATURITY OF LOANS OUTSTANDING AS OF 31 DECEMBER 2024[3]
Twelve Months Ending 31 December	Amount	Five Years Ending 31 December	Amount
2025	$11,791	2034	50,213
2026	11,177	2039	30,432
2027	11,584	2044	11,881
2028	11,712	2049	3,469
2029	11,682	over 2049	629
		Total	$154,570

SUMMARY OF CURRENCIES RECEIVABLE ON LOANS OUTSTANDING — OPERATIONS[3]
Currency	2024	2023	Currency	2024	2023
Australian dollar	$9	$11	Norwegian krone	17	22
Azerbaijan manat	20	12	Philippine peso	63	12
Baht	654	493	Pound sterling	52	57
Canadian dollar	24	29	Ringgit	1	1
Chinese yuan	314	471	Som	5	–
Danish krone	6	7	Special drawing rights	18,160	20,120
Euro	10,391	9,850	Swedish krona	9	11
Indian rupee	204	192	Swiss franc	25	30
Indonesian rupiah	801	–	Togrog	14	16
Kazakhstan tenge	288	263	US dollar	116,621	113,503
Korean won	6	8	Uzbekistan sum	–	26
Lari	231	232	Yen	6,560	6,134
New Zealand dollar	95	79	Total	$154,570	$151,579

3 Excluding fair value adjustment on loans, allowance for credit losses, and net unamortized loan origination cost.

The accompanying Notes are an integral part of these financial statements (OCR-9).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
SUMMARY STATEMENT OF BORROWINGS
31 December 2024 and 2023
Expressed in Millions of US Dollars
	Borrowings		Swap Arrangements[2]
	Outstanding[1]		Net Payable (Receivable)		Net Currency Obligation
Currency	2024	2023	2024	2023	2024	2023

Australian dollar	$8,422	$8,933	$(8,544)	$(9,075)	$(122)	$(142)
Azerbaijan manat	22	13	–	–	22	13
Brazilian real	105	172	(106)	(174)	(1)	(2)
Botswana pula	–	10	–	(10)	0	0
Canadian dollar	5,143	4,499	(5,187)	(4,553)	(44)	(54)
Chilean peso	16	57	(16)	(58)	(0)	(1)
Chinese yuan	1,301	2,036	(796)	(1,513)	505	523
Colombian peso	804	821	(808)	(825)	(4)	(4)
Egyptian pound	133	12	(133)	(12)	0	–
Euro	10,114	6,425	(1,400)	1,410	8,714	7,835
Georgian lari	230	245	–	–	230	245
Ghana cedi	16	8	(16)	(8)	(0)	–
Hong Kong dollar	2,805	2,333	(2,823)	(2,333)	(18)	–
Hungarian forint	118	203	(121)	(209)	(3)	(6)
Indian rupee	661	440	1	1	662	441
Indonesian rupiah	140	159	–	–	140	159
Japanese yen	406	465	1,636	234	2,042	699
Kazakhstan tenge	204	270	–	–	204	270
Kyrgyzstani som	5	–	–	–	5	–
Mexican peso	38	112	(41)	(114)	(3)	(2)
Mongolian togrog	14	16	–	–	14	16
New Zealand dollar	3,869	4,768	(3,852)	(4,765)	17	3
Nigerian naira	34	7	(34)	(7)	(0)	–
Norwegian krone	538	592	(542)	(593)	(4)	(1)
Pakistan rupee	10	10	–	–	10	10
Peruvian sol	101	80	(102)	(80)	(1)	0
Polish zloty	785	367	(788)	(367)	(3)	0
Pound sterling	13,688	11,501	(13,767)	(11,583)	(79)	(82)
Russian ruble	5	12	(4)	(12)	1	0
South African rand	382	425	(390)	(435)	(8)	(10)
Swedish krona	1,025	898	(1,039)	(915)	(14)	(17)
Swiss franc	734	767	(746)	(783)	(12)	(16)
Turkish lira	162	37	(163)	(46)	(1)	(9)
Ukraine hryvnia	7	42	(7)	(42)	(0)	0
United States dollar	94,480	96,530	49,619	45,962	144,099	142,492
Total	$146,517	$143,265	$9,831	$9,095	$156,348	$152,360

Notes: 0 = less than $0.5 million.
[1]	Includes accrued interest and commission. Reported at fair value except for unswapped borrowings which are reported at principal amount net of unamortized discount/premium.
2
Include currency and interest rate swaps. At 31 December 2024, the remaining maturity based on first call date of swap agreements ranged from less than one year to 26 years (less than one year to 27 years – 2023). Approximately 72.01% (73.80% – 2023) of the swap receivables and 72.26% (73.79% – 2023) of the payables are due within the next five years.

OCR-7

MATURITY STRUCTURE OF BORROWINGS OUTSTANDING AS OF 31 DECEMBER 20243

Twelve Months Ending 31 December	Amount	Five Years Ending 31 December	Amount
2025	$28,543	2034	$21,195
2026	32,707	2039	1,899
2027	27,173	2044	133
2028	19,299	over 2044	11
2029	15,557	Total	$146,517

INTEREST RATE SWAP ARRANGEMENTS AS OF 31 DECEMBER 2024

		Average Rate (%)
	Notional		Pay
	Amount	Receive	Floating[4]
Receive Fixed Swaps:
Australian dollar [5]	$32	2.64	(0.19)
Chinese yuan	493	2.97	1.70
Euro [6]	541	1.40	3.39
Indian rupee	187	6.14	6.79
United States dollar	89,725	2.73	5.55
United States dollar [7]	13	2.45	(0.18)
Receive Floating Swaps:[4]
Indian rupee	2	6.31	6.42
Japanese yen	6	4.00	(0.21)
United States dollar	8,217	5.96	5.49
Total	$99,216

[3]	Bonds with put and call options were considered maturing on the first put or call date.
[4]	Represents average current floating rates, net of spread.
[5]	Consists of dual currency swaps with interest receivable in Australian dollar and interest payable in Japanese yen.
[6]	Accreted pay leg notional amounts to $238 million equivalent.
[7]	Consists of dual currency swaps with interest receivable in US dollar and interest payable in Japanese yen.

The accompanying Notes are an integral part of these financial statements (OCR-9).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER
31 December 2024
Expressed in Millions of US Dollars
	SUBSCRIBED CAPITAL					VOTING POWER
	Number of	Percent	Par Value Of Shares[1]			Number of	Percent
MEMBERS	Shares	of Total	Total	Callable	Paid-in	Votes	of Total
REGIONAL
Afghanistan	3,585	0.034	46.8	40.5	6.2	42,132	0.317
Armenia	31,671	0.298	413.0	392.3	20.7	70,218	0.528
Australia	614,220	5.773	8,010.2	7,609.6	400.6	652,767	4.908
Azerbaijan	47,208	0.444	615.7	584.8	30.9	85,755	0.645
Bangladesh	108,384	1.019	1,413.5	1,342.8	70.7	146,931	1.105
Bhutan	660	0.006	8.6	8.1	0.5	39,207	0.295
Brunei Darussalam	37,386	0.351	487.6	463.1	24.4	75,933	0.571
Cambodia	5,250	0.049	68.5	62.8	5.7	43,797	0.329
China, People’s Republic of	684,000	6.429	8,920.2	8,474.1	446.2	722,547	5.433
Cook Islands	282	0.003	3.7	3.5	0.2	38,829	0.292
Fiji	7,218	0.068	94.1	89.4	4.7	45,765	0.344
Georgia	36,243	0.341	472.7	449.0	23.7	74,790	0.562
Hong Kong, China	57,810	0.543	753.9	716.2	37.7	96,357	0.725
India	672,030	6.317	8,764.1	8,325.9	438.3	710,577	5.343
Indonesia	578,100	5.434	7,539.2	7,162.2	377.0	616,647	4.637
Japan	1,656,630	15.571	21,604.6	20,524.2	1,080.5	1,695,177	12.747
Kazakhstan	85,608	0.805	1,116.4	1,060.6	55.8	124,155	0.934
Kiribati	426	0.004	5.6	5.3	0.3	38,973	0.293
Korea, Republic of	534,738	5.026	6,973.7	6,624.9	348.7	573,285	4.311
Kyrgyz Republic	31,746	0.298	414.0	393.3	20.7	70,293	0.529
Lao People’s Democratic Republic	1,476	0.014	19.2	18.0	1.2	40,023	0.301
Malaysia	289,050	2.717	3,769.6	3,581.1	188.5	327,597	2.463
Maldives	426	0.004	5.6	5.3	0.3	38,973	0.293
Marshall Islands	282	0.003	3.7	3.5	0.2	38,829	0.292
Micronesia, Federated States of	426	0.004	5.6	5.3	0.3	38,973	0.293
Mongolia	1,596	0.015	20.8	19.8	1.0	40,143	0.302
Myanmar	57,810	0.543	753.9	716.2	37.7	96,357	0.725
Nauru	426	0.004	5.6	5.3	0.3	38,973	0.293
Nepal	15,606	0.147	203.5	193.3	10.2	54,153	0.407
New Zealand	163,020	1.532	2,126.0	2,019.7	106.3	201,567	1.516
Niue	150	0.001	2.0	1.9	0.1	38,697	0.291
Pakistan	231,240	2.173	3,015.7	2,864.9	150.8	269,787	2.029
Palau	342	0.003	4.5	4.2	0.2	38,889	0.292
Papua New Guinea	9,960	0.094	129.9	123.4	6.5	48,507	0.365
Philippines	252,912	2.377	3,298.3	3,133.4	164.9	291,459	2.192
Samoa	348	0.003	4.5	4.3	0.3	38,895	0.292
Singapore	36,120	0.340	471.1	447.5	23.6	74,667	0.561
Solomon Islands	708	0.007	9.2	8.8	0.5	39,255	0.295
Sri Lanka	61,560	0.579	802.8	762.7	40.2	100,107	0.753
Taipei,China	115,620	1.087	1,507.8	1,432.4	75.4	154,167	1.159
Tajikistan	30,402	0.286	396.5	376.6	19.9	68,949	0.518
Thailand	144,522	1.358	1,884.8	1,790.5	94.3	183,069	1.377
Timor-Leste	1,050	0.010	13.7	13.0	0.7	39,597	0.298
Tonga	426	0.004	5.6	5.3	0.3	38,973	0.293
Turkmenistan	26,874	0.253	350.5	332.9	17.6	65,421	0.492
Tuvalu	150	0.001	2.0	1.9	0.1	38,697	0.291
Uzbekistan	71,502	0.672	932.5	885.8	46.6	110,049	0.828
Vanuatu	708	0.007	9.2	8.8	0.5	39,255	0.295
Viet Nam	36,228	0.341	472.5	441.8	30.7	74,775	0.562
Total Regional	6,744,135	63.389	$87,952.3	$83,539.9	$4,412.4	8,632,938	64.914

OCR-8

	SUBSCRIBED CAPITAL					VOTING POWER
	Number of	Percent	Par Value Of Shares[1]			Number of	Percent
MEMBERS	Shares	of Total	Total	Callable	Paid-in	Votes	of Total
Total Regional (Forward)	6,744,135	63.389	$87,952.3	$83,539.9	$4,412.4	8,632,938	64.914

NONREGIONAL
Austria	36,120	0.340	471.1	447.5	23.6	74,667	0.561
Belgium	36,120	0.340	471.1	447.5	23.6	74,667	0.561
Canada	555,258	5.219	7,241.3	6,879.2	362.1	593,805	4.465
Denmark	36,120	0.340	471.1	447.5	23.6	74,667	0.561
Finland	36,120	0.340	471.1	447.5	23.6	74,667	0.561
France	247,068	2.322	3,222.1	3,060.9	161.1	285,615	2.148
Germany	459,204	4.316	5,988.6	5,689.1	299.5	497,751	3.743
Ireland	36,120	0.340	471.1	447.4	23.6	74,667	0.561
Israel	150	0.001	2.0	1.9	0.1	38,697	0.291
Italy	191,850	1.803	2,502.0	2,376.8	125.1	230,397	1.732
Luxembourg	36,120	0.340	471.1	447.4	23.6	74,667	0.561
Netherlands	108,882	1.023	1,420.0	1,349.0	71.0	147,429	1.109
Norway	36,120	0.340	471.1	447.5	23.6	74,667	0.561
Portugal	36,120	0.340	471.1	447.4	23.6	74,667	0.561
Spain	36,120	0.340	471.1	447.5	23.6	74,667	0.561
Sweden	36,120	0.340	471.1	447.5	23.6	74,667	0.561
Switzerland	61,950	0.582	807.9	767.5	40.4	100,497	0.756
Türkiye	36,120	0.340	471.1	447.5	23.6	74,667	0.561
United Kingdom	216,786	2.038	2,827.2	2,685.8	141.4	255,333	1.920
United States	1,656,630	15.571	21,604.6	20,524.2	1,080.5	1,695,177	12.747
Total Nonregional	3,895,098	36.611	50,797.1	48,256.6	2,540.5	4,666,038	35.086
TOTAL	10,639,233	100.000	$138,749.4	$131,796.5	$6,952.9	13,298,976	100.000
Note: Numbers may not sum precisely because of rounding.
[1]
The authorized capital stock of the ADB has a par value of $10,000 in terms of US dollars of the weight and fineness in effect on 31 January 1966. Pending ADB’s selection of the appropriate successor to the 1966 dollar, the par value of each share is SDR 10,000 for financial reporting purposes. Exchange rate at 31 December 2024 was $1.30413. (Notes B and M)

The accompanying Notes are an integral part of these financial statements (OCR-9).

OCR-9

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
NOTES TO FINANCIAL STATEMENTS
31 December 2024 and 2023

NOTE A—NATURE OF OPERATIONS, TRANSFER OF ADF LOANS AND OTHER ASSETS TO OCR, AND LIMITATIONS ON LOANS, GUARANTEES AND EQUITY INVESTMENTS

Nature of Operations

The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB’s corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term corporate strategy to 2030—Strategy 2030. Under Strategy 2030, ADB’s vision is to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific, while sustaining its efforts to eradicate extreme poverty. ADB will continue to prioritize the region’s poorest and most vulnerable countries.

ADB conducts its operations through the ordinary capital resources (OCR) and Special Funds (See Note S). Mobilizing financial resources, including cofinancing, is another integral part of ADB’s operational activities, where ADB, alone or jointly, administers on behalf of donor’s funds provided for specific uses.

ADB’s OCR operations comprise loans, equity investments, investment in other debt securities, and guarantees. ADB finances its ordinary operations through borrowings, paid-in capital, and reserves.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, Exemption from Taxation, of the Charter.

Transfer of ADF Loans and Other Assets to OCR

On 1 January 2017, ADB transferred loans and other assets totaling $30,812 million from the Asian Development Fund (ADF) to OCR in accordance with the Board of Governors’ Resolution No. 372 authorizing the termination of ADF’s lending operations. From then on, concessional lending to lower-income countries continued from the OCR.

The transferred ADF assets comprised loans including accrued interest totaling $27,088 million and liquid assets totaling $3,724 million. Except for the $64 million return of set-aside resources, the rest of the transferred assets was treated as a contribution from ADF to OCR and recognized as a one -time income of $30,748 million in OCR, which has been allocated to ordinary reserves on 1 January 2017, following the adoption of the Board of Governors’ Resolution No. 387 dated 15 March 2017. The contribution part amounting to $30,748 million and the fair value adjustment on the loans amounting to $281 million were recognized as one-time loss of $31,029 million in ADF (See Note N).

The proportionate share of ADF donors in the transferred assets as of 1 January 2017, taking into account the value of paid-in donor contributions that have been made available for operational commitments which are deemed by ADB to be applied for the transferred assets, was determined in accordance with Article V of the Regulations of the Asian Development Fund. Under Board of Governors’ Resolution No. 372, the proportionate share of an ADF donor will be taken into account in the event of the withdrawal of that donor from ADB and ADB’s repurchase of its shares, and in the theoretical termination of ADB operations and liquidation of its assets. The value of each donor’s paid-in contributions was fixed in US dollars based on the SDR value of each donor contribution as of 1 January 2017. This was then used to determine the sources of funds in the transferred assets, as summarized in the following table.

OCR-9

continued

Source of Funds in ADF	$ million	%	Source of Funds in ADF	$ million	%
Donor Contributions
Australia	$2,213	7.18	Malaysia	24	0.08
Austria	257	0.83	Nauru	0	0.00
Belgium	231	0.75	Netherlands	716	2.32
Brunei Darussalam	17	0.06	New Zealand	157	0.51
Canada	1,889	6.13	Norway	266	0.86
China, People’s Republic of	84	0.27	Portugal	79	0.26
Denmark	242	0.79	Singapore	18	0.06
Finland	180	0.58	Spain	432	1.40
France	1,270	4.12	Sweden	436	1.42
Germany	1,679	5.45	Switzerland	359	1.17
Hong Kong, China	93	0.30	Taipei,China	90	0.29
India	24	0.08	Thailand	15	0.05
Indonesia	14	0.05	Türkiye	114	0.37
Ireland	79	0.26	United Kingdom	1,440	4.67
Italy	1,099	3.57	United States	4,060	13.18
Japan	11,197	36.34	Subtotal	29,309	95.13
Kazakhstan	4	0.01	OCR Net Income Transfers	1,439	4.67
Korea, Republic of	484	1.57	Set-Aside Resources	64	0.20
Luxembourg	47	0.15	Total	$30,812	100.00

0 = about $0.3 million, 0.00 = 0.001%.

Limitations on Loans, Guarantees, and Equity Investments

Article 12, paragraph 1 of the Charter provides that the total amount of outstanding loans, equity investments, and guarantees made by ADB shall not exceed the total of ADB’s unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. ADB’s policy on lending limitations limits the total amount of disbursed loans, disbursed equity investments and related prudential buffer, and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB’s unimpaired subscribed capital, reserves and surplus exclusive of the special reserve. As of 31 December 2024, the total of such loans (including other debt securities), equity investments and related prudential buffers, and guarantees aggregated approximately 82.9% (80.2% – 2023) of the total subscribed capital, reserves, and surplus exclusive of the special reserve.

Article 12, paragraph 3 of the Charter provides that equity investments shall not exceed 10% of the unimpaired paid-in capital actually paid up at any given time together with reserves and surplus, exclusive of the special reserve. As of 31 December 2024, such equity investments represented approximately 3.5% (3.3% – 2023) of the paid-in capital, reserves, and surplus, as defined.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of OCR are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Functional Currencies and Reporting Currency

The functional currencies of OCR comprise the currencies of all members and special drawing right (SDR) as these are the currencies of the primary economic environments in which ADB operates. The reporting currency is the United States (US) dollar, and the financial statements are reported in US dollars.

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Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions in currencies other than the US dollar to be translated to the reporting currency using exchange rates applicable at the time of transactions. At the end of each accounting month, assets, liabilities, and capital are translated to US dollar using the applicable exchange rates. The translation adjustments, other than those relating to the non-functional currencies, are charged or credited to Accumulated translation adjustments and reported in EQUITY as part of Accumulated other comprehensive loss (Note N).

Valuation of Capital Stock

The authorized capital stock of ADB is defined in Article 4, paragraph 1 of the Charter “in terms of US dollars of the weight and fineness in effect on 31 January 1966” (1966 dollar) and the value of each share is defined as 10,000 1966 dollars. The capital stock had historically been translated into the current US dollar (ADB’s unit of account) on the basis of its par value in terms of gold. From 1973 until 31 March 1978, the rate arrived at on this basis was $1.20635 per 1966 dollar. Since 1 April 1978, at which time the Second Amendment to the Articles of Agreement of the International Monetary Fund (IMF) came into effect, currencies no longer have par values in terms of gold. Pending ADB’s selection of the appropriate successor to the 1966 dollar, the capital stock has been valued for purposes of these financial statements in terms of the SDR at the value in US dollars as determined by the IMF, with each share valued at SDR10,000.

As of 31 December 2024, the value of the SDR in terms of the US dollar was $1.304130 ($1.341670 – 2023) giving a value for each share of ADB’s capital equivalent to $13,041.30 ($13,416.70 – 2023).

Derivative Financial Instruments

ADB reports all derivative transactions in accordance with Accounting Standards Codification (ASC) 815, “Derivatives and Hedging.” ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of ASC 815 hedging criteria does not make fully evident ADB’s risk management strategies. All derivative instruments are reported at fair value (FV) and changes in FV have been recognized in net income. ADB records derivatives in the Balance Sheet as either assets or liabilities, consistent with the legal rights and way the instruments are settled. Individual interest rate swaps are recorded on a net basis, while all other swaps, including cross currency and foreign exchange (FX) swaps, are recorded on a gross basis.

ADB classifies the cash flows related to nonhedging derivatives in the Statement of Cash Flows in accordance with the nature of the derivative instrument and how it is used in the context of ADB’s operations. Payment for and receipts from derivatives could either be Cash Flows from Investing Activities or Cash Flows from Financing Activities.

Investments for Liquidity Purpose

All investment securities and time deposits held by ADB are considered to be available for sale (AFS) and are reported at FV. Unrealized gains and losses are reported in EQUITY as part of Accumulated other comprehensive loss. Realized gains and losses are reported in the Statement of Income and Expenses under NET REALIZED GAINS From investments for liquidity purpose and are measured by the difference between amortized cost and the net proceeds of sales using the specific identification method for internally managed investment portfolio and the weighted average cost method for externally managed investment portfolio.

Interest income on investment securities and time deposits is recognized as earned and reported net of amortization of premiums and discounts.

continued

Securities Transferred Under Repurchase Agreements and Securities Purchased Under Resale Arrangements

Transfer of financial assets are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Under repurchase agreements, securities transferred are recorded as assets and reported at FV and cash received as collateral is recorded as a liability. ADB monitors the FV of securities transferred under repurchase agreements and the received collateral. Under resale arrangements, securities purchased are recorded as assets and are not re-pledged.

Loans — Operations

ADB’s loans are made to or guaranteed by members, with the exception of nonsovereign loans. Loan interest income and loan commitment fees are recognized on accrual basis. In line with ADB’s principle of cost pass-through pricing in regular sovereign loan, the funding cost margin is passed on to Flexible Loan Product (FLP) loan borrowers as a surcharge or rebate.

It is the policy of ADB to place loans in non-accrual status if the principal, interest, or other charges with respect to any such loans is overdue by more than 180 days or in case of loans that are not yet overdue by more than 180 days, when there is expectation that loan service payment will not be collected when they become due, at the point when such information is known. Once a loan to a borrower is placed in non-accrual status, all other overdue loans to the same borrower will be placed in non-accrual status. On the date a borrower’s loans are placed into non-accrual status, unpaid interest and other charges accrued are deducted from the revenue of the current period. Interest on non-accruing loans is included in revenue only to the extent that payments have actually been received by ADB. Accordingly, loans are reinstated to accrual status when all the principal, interest and other charges due on the loan have been collected. ADB maintains a position of not taking part in debt rescheduling agreements with respect to sovereign loans. In the case of nonsovereign loans, ADB may agree to debt rescheduling only after alternative courses of action have been exhausted.

ADB levies a commitment charge on the undisbursed balance of effective regular sovereign and nonsovereign loans. Unless otherwise provided by the loan agreement, the charges take effect commencing on the 60th day after the loan signing date and are credited to loan income. Front-end fees have been eliminated for sovereign loans negotiated on or after 1 October 2007. However, for loans under contingent disaster financing, the borrower will pay, in lieu of commitment charges, a front-end fee of 0.25% or 0.10% of the committed loan amount depending on contingent disaster financing option, which are deferred and amortized over the life of the loans. Loans under Small Expenditure Financing Facility carries a front-end fee of 0.15% of the facility amount.

ADB charges front-end fees for nonsovereign loans, which are deferred and amortized over the life of the loans after offsetting deferred direct loan origination costs.

ADB offers loans to its concessional sovereign borrowers at fixed (1.0%, 1.5% or 2.0%) interest rates with repayment over periods ranging from 24 to 40 years. Concessional sovereign loans are not subject to commitment charges.

Allowance for Credit Losses

ADB records an allowance for credit losses over the remaining lifetime of financial assets measured at amortized cost (including loans and held-to-maturity [HTM] debt securities). In addition, a liability is recorded for off-balance sheet credit exposures for undisbursed loan commitments and financial guarantees over the contractual period. ADB estimates the expected credit losses based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The expected credit losses are measured as the product of exposure at default (EAD), probability of default (PD), and loss given default (LGD). When loans are considered impaired, they are individually reviewed and assessed to determine the expected credit losses using appropriate methods, including discounted cash flow method.

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The allowance for credit losses and liability for credit losses on off-balance sheet exposures such as guarantees and undisbursed commitments for loans, and HTM debt securities, are reviewed quarterly, and the amount necessary to adjust the allowance and liability for credit losses is reported as Provision (Release of provision) for credit losses in the Statement of Income and Expenses under EXPENSES. ADB elects not to record the allowance on accrued interest receivables as it reverses the accrued interest of the loans under non-accrual status in accordance with its non-accrual policy. Partial or full write-off of financial assets will be deducted from the allowance. Expected recoveries of amounts previously written-off or expected to be written-off are recognized as a negative allowance which does not exceed the aggregate of amounts previously written off and expected to be written off.

ADB uses risk transfer contracts between ADB and third parties such as insurance companies or banks, where the third parties agree to assume a portion of the credit risk in a loan, HTM debt security, or guarantee provided by ADB. A recovery asset related to the risk transfer contracts is recognized at the time of recording of expected credit losses for the loans, HTM debt securities, and guarantees. The recovery asset is reviewed quarterly, and the amount to adjust the recovery asset is reflected in Provision (Release of provision) for credit losses.

When an available -for-sale (AFS) debt security’s fair value is lower than amortized cost, ADB recognizes impairment losses in earnings if ADB has the intent to sell the debt securities or if it is more likely than not that ADB will be required to sell the debt securities before recovery of the amortized cost. When ADB intends to hold and is not required to sell the debt securities, ADB will evaluate to determine if a credit loss exists. Portion of the decline in fair value below amortized cost basis due to credit-related factors will be recognized as an allowance for credit losses with a related charge to Provision for credit losses.

For certain financial assets, such as Due from Banks, Securities Purchased under Resale Arrangements, and Swap related and other collateral, no expected loss is determined based on the credit quality.

Guarantees

ADB provides guarantees under its sovereign and nonsovereign operations. Guarantees are regarded as outstanding when the underlying financial obligation of the borrower is incurred. ADB would be required to perform under its guarantees if the payments guaranteed were not made by the debtor, and the guaranteed party called the guarantee by demanding payments from ADB in accordance with the term of the guarantee.

For guarantees issued and modified on or after 1 January 2003, ADB recognizes at the inception of a guarantee, a liability for the stand-by obligation to perform on guarantees. A front-end fee on guarantees received is deferred and amortized over the term of the guarantee contract. The unamortized balance of the deferred guarantee fee income, and the unamortized balance of the obligation to stand ready, are included in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous on the Balance Sheet. ADB also records a liability for the expected credit losses over the contractual period in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Liability for credit losses on off-balance sheet exposure on the Balance Sheet.

ADB entered into an exposure exchange agreement (EEA) with another multilateral development bank (MDB). The EEA provides for the simultaneous exchange of credit risk coverage for potential non-accrual events on the exchanged sovereign exposures. In case of non-accrual events, the party providing protection would pay the other counterparty interest for any period the covered exposure is in non-accrual, and principal when the covered exposure is fully or partially written-off. The EEA transaction is treated as an exchange of two separate financial guarantees (guarantee provided and guarantee received) . Under the EEA, (i) ADB provides a guarantee for the sovereign exposures received from the counterpart MDB (ADB as a seller of protection), and (ii) ADB will receive a guarantee for the sovereign exposures transferred to the counterpart MDB (ADB as a buyer of protection).

continued

Collateral

ADB requires collateral from individual swap counterparties in the form of approved liquid securities or cash to mitigate its credit exposure to these counterparties. ADB records the cash in OTHER ASSETS with a corresponding obligation to return the cash in ACCOUNTS PAYABLE AND OTHER LIABILITIES. Collateral received in the form of liquid securities is disclosed in Note J and not recorded on OCR’s Balance Sheet.

Equity Investments — Operations

Investments in equity securities (except those accounted for under equity method) are reported at FV, with changes in FV reported in the Statement of Income and Expenses under NET UNREALIZED GAINS (LOSSES).

Realized gains and losses are reported in the Statement of Income and Expenses under NET REALIZED GAINS from equity investments – operation and are measured by the difference between cost and sales proceeds. Previously recognized unrealized gains and losses are reversed upon sale of investments.

ADB applies the equity method of accounting to investments where it has the ability to exercise significant influence such as in limited liability partnerships and certain limited liability companies that maintain a specific ownership account for each investor in accordance with ASC 323-30, “Partnerships, Joint Ventures, and Limited Liability Entities” and direct equity investment that fall under the purview of ASC 323, “Investments— Equity Method and Joint Ventures.”

Variable Interest Entities

ADB complies with ASC 810, “Consolidation.” ASC 810 requires an entity to consolidate and provide disclosures for any Variable Interest Entity (VIE) for which it is the primary beneficiary. An entity is subject to the ASC 810 VIE Subsections and is considered a VIE if it (i) lacks equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) if holders of the equity investment at risk lack decision-making rights about the entity’s activities that most significantly impact the entity’s economic performance; or (iii) do not have the obligation to absorb the expected losses or the right to receive the residual returns of the entity proportionally to their voting rights. ASC 810 defines the primary beneficiary as the entity that both has the (i) power to direct the activities that most significantly impact the economic performance of the VIE and the (ii) obligation to absorb losses or the right to receive residual returns of the entity. As of 31 December 2024 and 2023, ADB did not identify any VIE where ADB was the primary beneficiary, requiring consolidation in OCR financial statements.

ADB’s variable interests can arise from equity investments, loans, guarantees, and other contractual agreements that change with the changes in the FV of the VIE’s net assets exclusive of variable interests. ADB is required to disclose information about its involvement in VIEs where ADB holds significant variable interest (See Note T).

Other Debt Securities — Operations

Investments in other debt securities may be classified as HTM or AFS based on the intent and ability of ADB to hold these securities to maturity. HTM securities are reported at amortized cost while AFS are reported at FV.

Interest income on other debt securities is recognized as earned and reported, net of amortization of applicable premiums and discounts. In cases where front-end fees are collected, the fees are deferred and amortized over the life of the security after offsetting deferred direct origination costs.

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Property, Furniture, and Equipment

Land is stated at cost and is not amortized. Buildings and improvements, and office furniture and equipment are stated at cost and depreciated over estimated useful lives on a straight-line basis. Maintenance, repairs, and minor betterments are charged to expense.

Operating Leases

Right-of-use asset mainly pertains to lease of real properties such as offices, buildings and parking lots in field offices. ADB does not have any finance lease. Right-of-use asset is derived from the lease liability, which is the present value of future lease payments using the applicable discount rate, adjusted by prepaid rent and deferred rent. Operating lease expenses are recognized on a straight-line basis.

ADB determines whether a contract contains a lease if the contract conveys the right to control the use of identified property, furniture or equipment for a period of time in exchange for a consideration. ADB has included renewal options in determining the lease term when it is reasonably certain that the renewal option will be exercised. ADB uses its incremental borrowing rate as the discount rate in determining the present value of future lease payments.

Borrowings

Borrowings provide funds for ADB’s operations. ADB diversifies its funding sources across markets, instruments, and maturities. In conjunction, ADB uses currency and interest rate swaps for asset and liability management.

ADB elected to record and report at FV all borrowings that are swapped or are intended to be swapped in the future and selected floating-rate borrowings. This election allows ADB to apply a consistent accounting treatment between borrowings and their related swaps. Changes in FV are reported in the Statement of Income and Expenses under NET UNREALIZED GAINS (LOSSES). ADB measures the portion of the FV change related to ADB’s own credit spread and presents the amount separately in Accumulated other comprehensive loss.

Remaining borrowings continue to be reported at amortized cost. Discounts, premiums and issuance costs associated with new borrowings are deferred and amortized over the period during which the borrowing is outstanding.

Fair Value of Financial Instruments

ASC 820, “Fair Value Measurement” defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction cost.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

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The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting Estimates

The preparation of the financial statements requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the year and the reported amounts of revenues and expenses during the year. The actual results could differ from those estimates. Judgments have been used in the valuation of certain financial instruments, the determination of the adequacy of the accumulated provisions for losses on loans and other exposures (irrevocable commitments and guarantees), the determination of net periodic cost from pension and other postretirement benefits plans, and the present value of benefit obligations.

Accounting and Reporting Developments

In June 2022, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”. The amendment clarifies what contractual sale restrictions of an equity security are inconsistent with the unit of account of the equity security, and, therefore, should not be considered in measuring the fair value. It also clarifies that an entity cannot, as a separate unit of account, recognize and measure certain contractual sale restrictions. The amendments also require certain disclosures for equity securities subject to contractual sales restrictions. The update is effective for ADB on 1 January 2024. The adoption of this ASU did not have a material impact on OCR’s financial statements.

In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative”. This Update incorporates certain disclosures requirements referred to by the SEC in its final rule in August 2018 that overlap or are incremental to those in GAAP and introduces technical corrections and clarifications. The SEC intends to eliminate the related disclosure requirements from its existing regulations when the amendments in GAAP are issued to avoid duplication. The effective date of each amendment will be the date on which the SEC’s removal of that related disclosure from its regulations becomes effective, with early adoption prohibited. ADB does not expect the adoption of this Update to have a material impact on the financial statements.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”. This Update expands reportable segment disclosure requirements by primarily requiring public entities to disclose significant expenses for reportable segments in both interim and annual reporting periods. In addition, it now requires public entities with a single reportable segment to provide all segment disclosures under Topic 820. The amendments in this Update are effective for fiscal years beginning after 15 December 2023, and interim periods within fiscal years beginning after 15 December 2024. Early adoption is permitted. The adoption of this Update did not have a material impact on the financial statements.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements – Amendments to Remove References to the Concepts Statements”. This Update contains amendments to the Codification that remove references to various FASB Concepts Statements. The amendments in this Update are effective for public business entities for fiscal years beginning after 15 December 2024. For all other entities, the amendments are effective for fiscal years beginning after 15 December 2025. Early adoption is permitted for all entities. ADB does not expect the adoption of this Update to have a material impact on the financial statements.

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In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expense”. The update requires disclosure, in the notes of the financial statements, of specified information about certain costs and expenses included in each relevant expense captions on the face of the income statement for public business entities. The amendments in this Update are effective for fiscal years beginning after 15 December 2026 and for interim periods within fiscal years beginning after 15 December 2027. Early adoption is permitted. The amendments may be applied either prospectively or retrospectively. ADB is evaluating the impact of the disclosure requirements on the financial statements.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, ADB considers that its cash and cash equivalents are limited to (i) DUE FROM BANKS, which consist of current accounts in banks used for operational disbursements, receipt of funds from encashment of members’ promissory notes, and clearing accounts; (ii) swap related collateral, which are cash collateral received by ADB from swap counterparties to mitigate ADB’s credit exposure to these counterparties; and (iii) other collateral.

On the face of the cash flow statement, Swap related and other collateral are presented as a separate line item from DUE FROM BANKS as part of beginning and ending balances of total cash. The movements during the period in the swap related collateral account is classified as cash flow from financing activities and other collateral account is classified as cash flow from investing activities.

NOTE C—RESTRICTIONS ON USE OF CURRENCIES OF MEMBERS

In accordance with Article 24, paragraphs 2(i) and (ii) of the Charter, the use by ADB or by any recipient from ADB of certain currencies may be restricted by members to payments for goods or services produced and intended for use in their territories. As of 31 December 2024 and 2023, no member has restricted the use by ADB or by any recipient from ADB.

NOTE D—INVESTMENTS FOR LIQUIDITY PURPOSE
The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

ADB enters into currency and interest rate swaps, and forward rate agreements. Exposure to interest rate risk may be adjusted within defined bands to reflect changing market conditions. These adjustments are made through the purchase and sale of securities.

ADB may engage in securities lending of government or government-related obligations and corporate obligations, for which ADB receives a guarantee from the securities custodian and a fee. Transfers of securities by ADB to counterparties are not accounted for as sales as the accounting criteria for the treatment of a sale have not been met. These securities are available to meet ADB’s obligation to counterparties. Included in investments as of 31 December 2024 were securities transferred under securities lending arrangements of government or government-related obligations and corporate obligations totaling $153 million ($101 million – 2023).

ADB records time deposits on the settlement dates and all other investment securities on the trade date. As of 31 December 2024, there were $37 million unsettled sales and uncollected maturities ($251 million – 2023) included under OTHER ASSETS – Miscellaneous and $86 million unsettled purchases ($94 million – 2023) included under ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous.

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The currency composition of the investment portfolio as of 31 December 2024 and 2023 expressed in US dollars is as follows:

($ million)
Currency	2024	2023
US dollar	$22,008	$23,769
Yen	10,026	12,231
Yuan	4,557	1,312
Won	3,808	3,471
Euro	2,434	2,400
Singapore dollar	1,007	1,100
Others	2,855	2,967
Total	$46,695	$47,250

The FV and amortized cost of the investments by contractual maturity at 31 December 2024 and 2023 are as follows:

($ million)
	2024		2023
	Fair Value	Amortized Cost	Fair Value	Amortized Cost
Due in one year or less	$14,824	$14,857	$14,959	$14,990
Due after one year through five years	27,734	28,270	29,623	30,438
Due after five years through ten years	2,459	2,599	1,736	1,864
Due after ten years through fifteen years	949	987	221	220
Due after fifteen years	729	830	711	794
Total	$46,695	$47,543	$47,250	$48,306

Additional information relating to investments for liquidity purpose in government or government-related obligations and other securities classified as AFS are as follows:

($ million)
	Amortized	Gross Unrealized
31 December 2024	Cost	Gains	Losses	Fair Value
Government or government-related obligations	$31,759	$59	$(761)	$31,057
Other securities
Corporate obligations	9,359	48	(84)	9,323
Asset/Mortgage-backed securities	1,823	5	(115)	1,713
Total	$42,941	$112	$(960)	$42,093

31 December 2023 Government or government-related obligations	$32,100	$44	$(892)	$31,252
Other securities
Corporate obligations	9,010	41	(148)	8,903
Asset/Mortgage-backed securities	1,748	5	(107)	1,646
Total	$42,858	$90	$(1,147)	$41,801

For the year ended 31 December:	2024	2023
Change in net unrealized gains and losses from prior year	$209	$581
Proceeds from sales	3,155	2,429
Gross gain on sales	8	4
Gross loss on sales	(27)	(43)

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The table below shows the gross unrealized losses and fair value of investments with unrealized losses aggregated by investment category and length of time that individual securities had unrealized loss position as of 31 December 2024 and 2023. There were 148 government or government-related obligations (185 – 2023), 411 corporate obligations (794 – 2023), and 161 asset-backed/mortgage-backed securities (172 – 2023) that have been in continuous losses for over one year representing 38.65% (45.17% – 2023) of the total investments.

($ million)
	One year or less		Over one year		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
2024
Government or government- related obligations	$9,819	$142	$15,623	$619	$25,442	$761
Other securities
Corporate obligations	1,954	14	1,766	70	3,720	84
Asset/Mortgage-backed securities	434	4	659	111	1,093	115
Total	$12,207	$160	$18,048	$800	$30,255	$960

2023
Government or government-related obligations	$8,893	$25	$17,733	$867	$26,626	$892
Other securities
Corporate obligations	2,433	12	2,603	136	5,036	148
Asset/Mortgage-backed securities	208	1	1,005	106	1,213	107
Total	$11,534	$38	$21,341	$1,109	$32,875	$1,147

As of 31 December 2024, ADB had the intent to hold and was not required to sell the AFS debt securities of which the fair value is lower than amortized cost. ADB also assessed and determined that the decline of fair value below the amortized cost basis of the AFS securities was not due to credit-related factors.

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Fair Value Disclosure

The fair value of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 31 December 2024 and 2023 are as follows:

($ million)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
2024
Investments for liquidity purpose
Government or government-related obligations	$31,057	$28,474	$2,583	$–
Time deposits	4,602	–	4,602	–
Other securities	11,036	7,123	3,913	–
Securities purchased under resale arrangements	260	–	260	–
Total at fair value	$46,955	$35,597	$11,358	$–

2023
Investments for liquidity purpose
Government or government-related obligations	$31,252	$28,597	$2,655	$–
Time deposits	5,449	–	5,449	–
Other securities	10,549	7,311	3,238	–
Securities purchased under resale Arrangements	643	–	643	–
Total at fair value	$47,893	$35,908	$11,985	$–

If available, active market quotes are used to assign fair values to investment securities and related financial assets. These include most government or government-related obligations and corporate obligations. Investments and related financial assets where active market quotes are not available are categorized as Level 2 or Level 3, and valuations are obtained from independent valuation services, custodians, and asset managers, and are based on discounted cash flow model using market observable inputs, such as interest rates, FX rates, basis spreads, cross currency rates, and volatilities, and unobservable inputs, such as option adjusted spreads, and other techniques. Time deposits are reported at cost, which approximates FV.

NOTE E—SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENTS

ADB has entered into Global Master Repurchase Agreements (GMRA) in which ADB agrees to transfer securities under repurchase agreements. The agreements provide for the right of a party to terminate if any of the specified default and termination events occur and include provisions to offset the sum due from one party against the sum due from the other. All securities transferred under repurchase agreements are investment grade government or government-related securities. ADB monitors periodically the FV of securities transferred against the amount of cash received under the agreement and the counterparty credit exposure against approved limits. ADB only deals with counterparties that meet the required credit rating and have signed a GMRA or its equivalent.

As of 31 December 2024 and 2023, there are no outstanding amount of PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS.

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NOTE F—LOANS — OPERATIONS

ADB offers sovereign and nonsovereign loans. Sovereign loans consist of regular loans and concessional loans.

ADB’s available loan products are the Flexible Loan Product (FLP) and the local currency loan (LCL) product. The FLP is the primary loan product for sovereign regular OCR and nonsovereign operations.

ADB provides sovereign regular OCR borrowers of FLP loans with options to manage their interest rate and exchange rate risks, while providing low intermediation risk to ADB. Borrowers may request a conversion of all or any portion of the principal amount of the loan through: (i) currency conversion to an approved currency of all or any portion of the principal amount of the loan whether unwithdrawn or withdrawn and outstanding; (ii) an interest rate conversion of all or any portion of the principal amount of the loan withdrawn and outstanding; and (iii) establishment of an interest rate cap or an interest rate collar on a floating rate applicable to all or any portion of the principal amount of the loan withdrawn and outstanding.

ADB offers LCLs to sovereign and nonsovereign borrowers in different local currencies which ADB can effectively intermediate. ADB responds to the evolving financial needs of borrowers to reduce their currency mismatch in DMCs.

In addition to the FLP loans and LCLs, ADB offers sovereign concessional OCR loans to eligible DMCs. Concessional loans represent the concessional financing to DMCs with (i) per capita gross national income below the International Development Association (IDA) operational cut-off; (ii) least developed countries with per capita gross national income above the IDA operational cut-off; and (iii) per capita gross national income above the IDA operational cut-off with limited or lack of creditworthiness.

Summary statement of loans as of 31 December 2024 which include loans outstanding, undisbursed committed loans, and loans approved not yet committed are shown in OCR-6. The carrying amounts of loan outstanding by loan products as of 31 December 2024 and 2023 are as follows:

($ million)
	Sovereign Loans	Nonsovereign Loans	Total
2024
Flexible loan product	$114,212	$4,172	$118,384
Local currency loans	1,013	1,582	2,595
Pool-based single currency loans (US$)	152	–	152
Concessional loans	33,439	–	33,439
	148,816	5,754	154,570

Fair value adjustment on loans	(411)	–	(411)
Allowance for credit losses	(254)	(286)	(540)
Unamortized direct loan origination cost (front-end fee)—net	279	(34)	245
	(386)	(320)	(706)
Loans Outstanding	$148,430	$5,434	$153,864

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continued

($ million)
	Sovereign Loans	Nonsovereign Loans	Total
2023
Flexible loan product	$112,391	$4,570	$116,961
Local currency loans	194	1,526	1,720
Pool-based single currency loans (US$)	222	–	222
Concessional loans	32,676	–	32,676
	145,483	6,096	151,579

Fair value adjustment on loans	(170)	–	(170)
Allowance for credit losses	(271)	(381)	(652)
Unamortized direct loan origination cost (front-end fee)—net	267	(38)	229
	(174)	(419)	(593)
Loans Outstanding	$145,309	$5,677	$150,986

Prepayments

During 2024, ADB received prepayments for 24 loans (21 loans – 2023) amounting to $816 million ($321 million – 2023), of which $606 million ($70 million – 2023) was for regular sovereign loans, and $210 million was for nonsovereign loans ($251 million – 2023).

Past Due Loans
An analysis of the age of the recorded loans outstanding that are past due as of 31 December 2024 and 2023 is as follows:

($ million)
	Overdue Loan Service Payments
	1-90 Days	91-180 Days	> 180 Days	Total Past Due	Current	Total
2024
Sovereign loans
Regular	$–	$–	$–	$–	$115,377	$115,377
Concessional	2	4	10	16	33,423	33,439
Subtotal	2	4	10	16	148,800	148,816
Nonsovereign loans	3	2	44	49	5,705	5,754
Total	$5	$6	$54	$65	$154,505	154,570
Fair value adjustment on loans						(411)
Allowance for credit losses						(540)
Unamortized loan origination cost—net						245
Loans Outstanding						$153,864

Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $1,427 million.

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continued

($ million)
	Overdue Loan Service Payments
	1-90 Days	91-180 Days	> 180 Days	Total Past Due	Current	Total
2023
Sovereign loans
Regular	$1	$–	$–	$1	$112,806	$112,807
Concessional	2	4	15	21	32,655	32,676
Subtotal	3	4	15	22	145,461	145,483
Nonsovereign loans	4	4	59	67	6,029	6,096
Total	$7	$8	$74	$89	$151,490	151,579
Fair value adjustment on loans						(170)
Allowance for credit losses						(652)
Unamortized loan origination cost—net						229
Loans Outstanding						$150,986

Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $1,561 million.
Loans in Non-Accrual Status

The following table provides a summary of financial information related to loans in non-accrual status:

($ million)
	2024	2023
As of 31 December:
Amortized cost basis of loans in non-accrual status[a]
Sovereign
Regular	$–	$–
Concessional	486	528
Nonsovereign	98	134
Total	$584	$662

Loans past due for more than 90 days not in non-accrual status
Sovereign
Regular	$–	$–
Concessional	–	–
Nonsovereign	–	–
Total	$–	$–

For the years ended 31 December:
Interest income recognized on payments received for loans in non-accrual status
Sovereign
Regular	$–	$–
Concessional	6	1
Nonsovereign	–	3
Total	$6	$4
[a]	A loan loss provision has been recorded against each of the loans in non-accrual status.

Fair Value Adjustment on Loans
Fair value adjustments on loans involve recognizing the loans at their fair value (FV) at initial recognition, considering market conditions or specific loan terms. This adjustment includes the FV adjustment for ADF loans at the time of their transfer to OCR, as detailed below.

On 1 January 2017, concessional loans from ADF were transferred to OCR at FV. The FV of the ADF loan was approximated by the nominal value of the loan outstanding amount adjusted for credit risk, which was measured by the expected loss of the ADF loan portfolio based on ADB credit risk management framework.

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The FV adjustment of concessional loans transferred was $281 million. The FV adjustment is recognized as income over the life of the loans based on the maturity structure of the transferred loans and as the loan service payments are received. As of 31 December 2024, the unamortized balance of the FV adjustment on concessional loans was $154 million ($170 million – 2023).

Credit Quality Information

ADB is exposed to credit risks in the loan portfolio if a borrower defaults or its creditworthiness deteriorates. Credit risks represent the potential loss due to possible nonperformance by borrowers under the terms of the contract. ADB manages credit risk for lending operations by monitoring creditworthiness of the borrowers and the capital adequacy framework.

ADB monitors credit quality of the loans by assigning a risk rating to each loan on an internal scale from 1 to 14 with 1 denoting the lowest expectation of credit risk and 14 denoting that the borrower has defaulted. The rating scale corresponds to the rating scales used by international rating agencies. For sovereign loans, ADB has a process of assigning internal ratings to provide more accurate inputs for risk measurements. For nonsovereign loans, each transaction is reviewed and assigned a rating based on a methodology that is broadly aligned with the rating approach of international rating agencies. The risk ratings are used to monitor the credit quality in the portfolio.

The amortized cost basis by origination year and internal risk rating for loans as of 31 December 2024 and 2023 is as follows:

($ million)
		31 December 2024
		Origination Year						Private sector
Risk Class	Risk Rating	2024	2023	2022	2021	2020	Prior	programs	Total
Sovereign Loans:
Low credit risk	1–5 (AAA to BBB–)	$1,721	$4,464	$3,982	$6,594	$9,902	$46,925	$–	$73,588
Medium credit risk	6–8 (BB+ to BB–)	33	16	104	430	408	10,413	–	11,404
Significant credit risk	9–10 (B+ to B)	2,088	1,949	2,220	2,704	3,527	21,203	–	33,691
High credit risk and non-accrual	11–14 (B– to D)	1,651	1,237	2,439	2,222	2,518	19,934	–	30,001
Total Sovereign Loans		5,493	7,666	8,745	11,950	16,355	98,475	–	148,684
Gross write-offs		–	–	–	–	–	10	–	10

Nonsovereign Loans:
Low credit risk	1–5 (AAA to BBB–)	(1)	122	232	–	47	973	82	1,455
Medium credit risk	6–8 (BB+ to BB–)	248	303	322	202	157	870	47	2,149
Significant credit risk	9–10 (B+ to B)	64	243	119	17	96	526	92	1,157
High credit risk and non-accrual	11–14 (B– to D)	14	65	9	11	–	848	12	959
Total Nonsovereign Loans		325	733	682	230	300	3,217	233	5,720
Gross write-offs		–	–	–	–	–	65	–	65

Total		$5,818	$8,399	$9,427	$12,180	$16,655	$101,692	$233	$154,404
Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $1,427 million.

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continued

($ million)
		31 December 2023
		Origination Year						Private sector
Risk Class	Risk Rating	2023	2022	2021	2020	2019	Prior	programs	Total
Sovereign Loans:
Low credit risk	1–5 (AAA to BBB–)	$2,265	$3,204	$5,967	$12,157	$5,196	$44,894	$–	$73,683
Medium credit risk	6–8 (BB+ to BB–)	940	676	2,105	1,651	1,730	20,129	–	27,231
Significant credit risk	9–10 (B+ to B)	472	1,375	743	2,365	1,393	10,065	–	16,413
High credit risk and non-accrual	11–14 (B– to D)	1,081	2,253	1,988	2,311	2,807	17,813	–	28,253
Total Sovereign Loans		4,758	7,508	10,803	18,484	11,126	92,901	–	145,580

Nonsovereign Loans:
Low credit risk	1–5 (AAA to BBB–)	–	281	–	213	13	1,186	8	1,701
Medium credit risk	6–8 (BB+ to BB–)	169	396	296	292	221	805	36	2,215
Significant credit risk	9–10 (B+ to B)	60	92	173	19	412	253	99	1,108
High credit risk and non-accrual	11–14 (B– to D)	51	12	12	–	25	911	23	1,034
Total Nonsovereign Loans		280	781	481	524	671	3,155	166	6,058
Total		$5,038	$8,289	$11,284	$19,008	$11,797	$96,056	$166	$151,638
Notes:
1.	The amount of accrued interest excluded from the amortized cost basis in the above table is $1,561 million.
2.	Certain reclassifications have been made to conform to current year’s presentation.

No nonsovereign loans were written off in 2023.

ADB’s private sector programs include the Trade and Supply Chain Finance and Microfinance programs. No private sector programs were converted to term loans during the years ended 31 December 2024 and 2023.

ADB’s internal risk ratings are reviewed at least annually for sovereign and nonsovereign exposures and may be revised based on the availability of new/updated information. ADB’s internal risk ratings are mapped into the corresponding PD for sovereign and nonsovereign borrowers based on ADB’s risk rating model.

As of 31 December 2024, ADB’s loan and guarantee portfolios had a significant concentration of credit risk to Asia and the Pacific region. The credit exposure determined based on FV amounted to $156,814 million ($153,665 million – 2023).

Allowance for Credit Losses
The allowance for credit losses is estimated over the remaining contractual term (lifetime) of the loan and recorded at signing of the loan agreement. EAD for the outstanding principal balances over the remaining lifetime is estimated based on the contractual amortization schedule and projected prepayments considering historical experience. Estimating the lifetime expected loss is broken down into two periods: reasonable and supportable period which is based on reasonable forecasts of future credit quality; and the reversion and post-reversion period which is based on historical loss experience.

Credit quality and default probabilities are estimated to move in conjunction with the credit cycle as such, expected losses from default move in line with credit trends and current economic conditions. A reasonable and supportable period of three years is used, based on the availability of macroeconomic variables, while a reversion period of four years is used, based on the cyclical credit upturns and downturns of the economy.

Sovereign loans have credit risk that a sovereign borrower or guarantor will default on its loan or guarantee obligations. ADB’s sovereign regular OCR loan operations have experienced no loss of principal. Sovereign borrowers that previously had delayed payments eventually repaid and returned their loans to accrual status. Nonsovereign loans have credit risk that a borrower will default on loan or guarantee obligations for which ADB does not have recourse to a sovereign entity. While the balance of nonsovereign loans is smaller than the sovereign loans, the credit risks could be larger.

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continued

In estimating the PD, ADB considered past events such as historical default frequencies as reported by multilateral development banks and international rating agencies, current risk rating, and reasonable and supportable forecasts of macroeconomic factors such as nominal GDP, per capita GDP, budget balance, international reserves, and others. Sovereign PD is based on sovereign borrowers’ historical default data to multilateral development banks. Sovereign LGD is calculated based on non-accrual data from the historical default experiences. Nonsovereign PD and LGD are published by leading international rating agencies. PDs for sovereign loans, and PDs and LGDs for nonsovereign loans are updated annually.

For sovereign LGD, ADB has a different loss experience compared with commercial lenders in a sovereign default event as evidenced in its historical non-accrual events. Historically, the sovereign loans put under non-accrual status were eventually fully repaid and ADB has not written off any sovereign loans except for those under the Heavily Indebted Poor Countries Initiative (HIPC) launched by the IDA and IMF. However, ADB does not charge interest on overdue interest payments during the arrears period. Therefore, LGD for sovereign loans is calculated as the estimated time value of money loss from the expected delay in loan service payments.

When loans are considered impaired, they are individually reviewed and assessed to determine the expected credit losses using appropriate methods, including discounted cash flow method.

Rollforward of the Allowance for Credit Losses

The changes in the allowance for credit losses on loans outstanding for the years ended 31 December 2024 and 2023, are as follows:

($ million)
	2024			2023
	Sovereign	Nonsovereign		Sovereign	Nonsovereign
	Loans	Loans	Total	Loans	Loans	Total
Beginning balance	$271	$381	$652	$309	$426	$735
Release of provision	(7)	(30)	(37)	(38)	(45)	(83)
Write-off	(10)[a]	(65)	(75)	–	–	–
Ending balance	$254	$286	$540	$271	$381	$652
[a]	Represents write-off of provision for HIPC debt relief to Afghanistan.

For the year ended 31 December 2024, there were no loan modifications for borrowers facing financial difficulties. For the year ended 31 December 2023, one nonsovereign loan was modified and restructured through deferral of principal repayments, reduction of interest rates and waiver of other charges. This resulted to restructuring of the loan into a continuation of the existing term loan and optionally convertible debentures.

Liability for Credit Losses

ADB recognizes expected credit losses for undisbursed loan commitments as these cannot be cancelled by ADB unconditionally. EAD for undisbursed commitments is estimated based on projected disbursements, prepayments, cancellations considering historical experience, and contractual amortization schedule. The credit losses are determined based on the same methodology that is used for loans. As of 31 December 2024, the amount of liability for credit losses on undisbursed loan commitments was $64 million ($82 million – 2023) and reported under ACCOUNTS PAYABLE AND OTHER LIABILITIES – Liability for credit losses on off-balance sheet exposures in the Balance Sheet.

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continued
Fair Value Disclosure

ADB does not sell its sovereign loans. As of 31 December 2024 and 2023, all loans are carried at amortized cost.

The carrying amount and FV of loans outstanding at 31 December 2024 and 2023 are as follows:
($ million)
	2024		2023
	Carrying Value	Fair Value	Carrying Value	Fair Value
Sovereign – Regular	$115,261	$115,799	$112,938	$113,520
Sovereign – Concessional	33,169	33,169	32,371	32,371
Nonsovereign	5,434	5,468	5,677	5,728
Total	$153,864	$154,436	$150,986	$151,619

The FV hierarchy of ADB loans as of 31 December 2024 and 2023 is as follows:

($ million)
	2024	2023
Level 1	$–	$–
Level 2	–	–
Level 3	154,436	151,619
Total fair value	$154,436	$151,619
Cofinancing

ADB functions as lead lender in cofinancing arrangements with other participating financial institutions who also provide funds to ADB’s sovereign and nonsovereign borrowers. In such capacity, ADB provides loan administration services, which include loan disbursements and/or loan collections. The participating financial institutions have no recourse to ADB for their outstanding loan balances. These loans are not recorded in OCR’s Balance Sheet.

Loans administered by ADB on behalf of participating institutions during the years ended 31 December 2024 and 2023 are as follows:

($ million)
	2024		2023
	Amount	No. of Loans	Amount	No. of Loans
Sovereign loans	$4,164	66	$4,552	65
Nonsovereign loans	3,049	103	2,896	88
Total	$7,213	169	$7,448	153

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continued
NOTE G—GUARANTEES — OPERATIONS

ADB provides project guarantees and guarantees under its private sector programs. While counter- guarantees from the host government are required for all sovereign guarantees, guarantees for nonsovereign projects may be provided with or without a host government counter-guarantee. ADB also seeks risk-sharing arrangements that set ADB’s net exposure under a guarantee at the lowest level required to mobilize the necessary financing while maintaining a participation that is meaningful to its financing partners. A counter- guarantee takes the form of a counter-guarantor’s agreement to indemnify ADB for any payment it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the counter-guarantor, on demand, or as ADB may otherwise direct.

Tenors of guarantees are subject to risk considerations and market conditions. They should normally not exceed the maximum tenor of ADB’s ordinary capital resources lending operations, as may be adjusted from time to time, and there is no minimum tenor. In some cases however, guarantees may be for short tenors if the underlying obligations are short term, such as trade-related products.
The maximum potential exposure and outstanding amounts of these guarantee obligations as of 31 December 2024 and 2023 covered:

($ million)
	2024		2023
	Maximum Potential Exposure	Outstanding Amount	Maximum Potential Exposure	Outstanding Amount
Project
Sovereign
with counterguarantee	$33	$–	$33	$–
without counterguarantee[a]	6,427	6,344	4,012	3,889
	6,460	6,344	4,045	3,889
Nonsovereign
with counterguarantee	81	35	87	39
without counterguarantee	99	46	87	41
	180	81	174	80
Subtotal	6,640	6,425	4,219	3,969

Private Sector Programs
Nonsovereign
with counterguarantee	964	964	788	788
without counterguarantee	989	989	789	789
Subtotal	1,953	1,953	1,577	1,577

Total	$8,593	$8,378	$5,796	$5,546

[a]	Including exposure exchange agreements totaling $6,000 million ($3,500 million – 2023).

The maximum potential exposure represents the undiscounted future payments that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed and outstanding as of the end of the year, exclusive of the standby portion.

ADB entered into an EEA with other MDBs which is recognized as financial guarantees in the financial statements. As of 31 December 2024, outstanding amount of guarantee provided under EEA amounted to $6.0 billion ($3.5 billion – 2023).

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continued
As of 31 December 2024, a total liability of $331 million ($207 million – 2023) relating to standby ready obligations for eight credit risk guarantees (nine – 2023) and one political risk guarantees (one – 2023)1 is reported in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous on the Balance Sheet for all guarantees issued after 31 December 2002. Of this amount, $293 million ($172 million – 2023) pertains to EEA.

Credit Quality Information

For guarantees, each transaction is reviewed and assigned a rating based on the same methodology as the loans, that is broadly aligned with the rating approach of international rating agencies (See Note F). The risk ratings are used to monitor the credit quality of guarantees.

Liability for Credit Losses

ADB recorded a liability for estimated expected credit losses on off-balance sheet credit exposures over the contractual lifetime of guarantees. The credit losses are estimated based on the same methodology that is used for loans (See Note F). The liability for credit losses on off-balance sheet exposures for guarantees is reviewed quarterly, and the amount to adjust the liability is recorded in the Statement of Income and Expenses as Provision for credit losses.
As of 31 December 2024, a liability of $56 million ($54 million – 2023) for the expected credit losses from guarantees have been included in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Liability for credit losses on off-balance sheet exposures in the Balance Sheet.

Fair Value Disclosure
As of 31 December 2024 and 2023, all of ADB’s future guarantee receivables and guarantee liabilities are classified as Level 3 within the FV hierarchy.

Future guarantee receivables and guarantee liabilities are stated at discounted present value using significant unobservable inputs such as discount rates applicable to individual guarantee contracts that are internally determined and are classified under Level 3. An increase (decrease) in discount rates generally results in a decrease (increase) in the FV of the guarantees.

The valuation technique and significant unobservable quantitative input for guarantee receivables/ guarantee liabilities classified as Level 3 as of 31 December 2024 and 2023 are summarized below:

	Unobservable	Range (Average)[a]
Valuation Technique	Inputs	2024	2023
Discounted cash flows	Discount rates	2.22%	2.22% to 3.04% (2.38%)
a  Average represents the arithmetic average of the unobservable inputs.

[1]
ADB provides two primary guarantee products – a credit guarantee and a political risk guarantee. ADB’s credit guarantee is designed as credit enhancements for eligible projects to cover risks that the project and its commercial cofinancing partners cannot easily absorb or manage on their own. ADB also provides political risk guarantees to cover specifically defined political risks such as expropriation, currency inconvertibility or non-transfer. Reducing these risks can make a significant difference in mobilizing private sector financing for projects.

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continued
The following table presents the changes in the carrying amounts of ADB’s Level 3 future guarantee receivable/liability for the years ended 31 December 2024 and 2023:

($ million)
	2024	2023
Balance, 1 January	$207	$167
Issuances	172	84
Amortization	(48)	(44)
Balance, 31 December	$331	$207
Note: There were no realized/unrealized gains and losses included in earnings and other comprehensive income.

NOTE H—EQUITY INVESTMENTS — OPERATIONS

ADB’s equity investments may be in the form of direct equity investments (e.g. common, preferred, or other capital stock) or through private equity funds.

Breakdown of equity investments as of 31 December 2024 and 2023 are as follows:

($ million)
	2024	2023
Equity method	$1,254	$1,165
Fair value method	373	418
Total	$1,627	$1,583
Additional information relating to equity investments reported at FV as of 31 December 2024 and 2023 are as follows:

($ million)
	2024	2023
As of 31 December
Cost	$333	$357
Fair value	373	418
Gross unrealized gains	98	123
Gross unrealized losses	(58)	(62)
For the years ended 31 December:
Net unrealized (losses) gains	(20)	54
Net realized gains	13	24
Net (losses) gains	(7)	78

As of 31 December 2024, approved equity investments that have not been committed/signed amounted to $14 million ($151 million – 2023) and committed/signed equity investments that have not been disbursed amounted to $761 million at 31 December 2024 ($492 million – 2023).

Fair Value Disclosure
ADB’s equity investments reported at FV as of 31 December 2024 were $373 million ($418 million – 2023). Equity investments with readily determinable market prices are valued using quoted prices in active markets and are classified as Level 1. Equity investments valued using inputs other than quoted prices within Level 1 that are observable, such as prices of recent investments, are classified as Level 2. Equity investments valued with financial models using unobservable inputs are classified as Level 3.

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continued

The FV hierarchy of ADB’s equity investments at FV as of 31 December 2024 and 2023 is as follows:

($ million)
	2024	2023
Level 1	$96	$62
Level 2	124	116
Level 3	153	240
Total equity investments at fair value	$373	$418

The valuation techniques and significant unobservable inputs for equity investments classified as Level 3 as of 31 December 2024 and 2023 are presented below.

Valuation Technique	Fair Value ($ million)	Unobservable Inputs	Range (Weighted Average)[a]
2024
Discounted cash flow	$19	Discount rate	13.4% – 14.6% (14.24%)
Comparable valuations	85	Price-to-book multiples EV/EBITDA	0.50x – 1.10x (0.92x) (17.50x)
Net asset value	49	Discount	(40%)
	$153
2023
Discounted cash flow	$22	Discount rate	15.20% – 18.70% (17.92%)
Comparable valuations	128	Price-to-book multiples	0.50x – 2.10x (1.00x)
		EV/EBITDA	5.80x – 17.10x (14.03x)
Net asset value	90	Discount	(40%)
	$240

EV/EBITDA = enterprise value/earnings before interest, taxes, depreciation, and amortization.
a Unobservable inputs were weighted by the relative fair value of the instruments.

An increase (decrease) in the discount rate, independently, will decrease (increase) the FV of equity investments. Conversely, significant increase (decrease) in price-to-book multiples, price-to-earnings multiples and EV/Revenue will generally increase (decrease) the FV of the equity investments. The valuation technique used for two Level 2 and two Level 3 equity investments was changed in 2024 (four Level 2 and two Level 3 – 2023) to reflect a more relevant FV measurement.

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continued

The following table presents the changes in the carrying amounts of ADB’s Level 3 equity investments for the years ended 31 December 2024 and 2023:

($ million)
	Equity investments under FV Method
	2024	2023
Balance, beginning of year	$240	$194
Transfer into Level 3	34	38
Disbursement	0	2
Divestment	(48)	(8)
Reclassified out of Level 3	(24)	(37)
Total unrealized (losses) gains
Included in earnings[a]	(44)	50
Included in other comprehensive loss[b]	(5)	1
Balance, end of year	$153	$240

The amount of total (losses) gains for the year included in earnings attributable to the change in unrealized gains or losses relating to assets still held at reporting date[a]	$(41)	$50
0 = less than $0.5 million.
[a]	Included in net unrealized gains (losses) (OCR-2).
[b]	Included in accumulated translation adjustments (Note N).

NOTE I—OTHER DEBT SECURITIES — OPERATIONS

ADB’s financial assistance to DMCs may be made by way of subscription to an entity’s debt instruments such as bonds and debentures issued for the purpose of financing development projects. As of 31 December 2024 and 2023, AFS and HTM other debt securities are as follows:

($ million)
	2024	2023
Available for sale	$120	$65
Held-to-maturity	515	458
	635	523
Allowance for credit losses	(14)	(4)
Total	$621	$519

The amortized cost and FV of the outstanding other debt securities by contractual maturity as of 31 December 2024 and 2023 are presented below:

($ million)
	2024		2023
	Amortized		Amortized
	Cost	Fair Value	Cost	Fair Value
Due in 1 year or less	$179	$202	$65	$83
Due after 1 year through 5 years	411	407	411	399
Due after 5 years through 10 years	48	35	52	45
Due after 10 years through 15 years	–	–	–	–
Due after 15 years through 20 years	–	1	–	–
Total	$638	$645	$528	$527

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continued

Credit Quality Information

For HTM debt securities, each transaction is reviewed and assigned a rating based on the same methodology as the loans, that is broadly aligned with the rating approach of international rating agencies (See Note F). The risk ratings are used to monitor the credit quality of HTM debt securities.

The amortized cost basis by origination year and internal risk rating for HTM debt securities as of 31 December 2024 and 2023 is as follows:

($ million)
				31 December 2024
				Origination Year
Risk Class	Risk Rating	2024	2023	2022	2021	2020	Prior	Total
Low credit risk	1-5 (AAA to BBB–)	$–	$–	$10	$–	$–	$–	$10
Medium credit risk	6-8 (BB+ to BB–)	24	92	25	40	38	172	391
Significant credit risk	9-10 (B+ to B)	12	7	7	–	–	–	26
High credit risk and non-accrual	11-14 (B– to D)	–	–	–	–	–	88	88
Total		$36	$99	$42	$40	$38	$260	$515
Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $12 million.

($ million)
		31 December 2023
		Origination Year
Risk Class	Risk Rating	2023	2022	2021	2020	2019	Prior	Total

Low credit risk	1-5 (AAA to BBB–)	$–	$12	$–	$–	$–	$–	$12
Medium credit risk	6-8 (BB+ to BB–)	–	28	52	57	184	102	423
Significant credit risk	9-10 (B+ to B)	7	7	–	–	9	–	23
High credit risk and non-accrual	11-14 (B– to D)	–	–	–	–	–	–	–
Total		$7	$47	$52	$57	$193	$102	$458

Notes:
1.	The amount of accrued interest excluded from the amortized cost basis in the above table is $9 million.
2.	Certain reclassifications have been made to conform to current year’s presentation.

Internal risk ratings of HTM debt securities are updated annually and may be revised based on the availability of new/updated information. Internal risk ratings are mapped into the corresponding probability of default for issuers of HTM debt securities based on ADB’s risk rating model.

Allowance for Credit Losses

Expected credit loss is measured as the product of the EAD, the PD, and the LGD. EAD for HTM debt securities are based on amortized costs. Recognition and measurement of expected credit loss for HTM debt securities follows the same assumptions, procedure and timing as expected credit loss for loans (See Note F).

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continued

Rollforward of the Allowance for Credit Losses

The changes in the allowance for credit losses on outstanding other debt securities during the years ended 31 December 2024 and 2023 are as follows:

($ million)
	2024	2023
Balance, beginning of year	$4	$5
Provision (Release of provision)	10	(1)
Balance, end of year	$14	$4

Past Due Status and Non-Accrual Status

ADB places HTM debt securities in non-accrual status when the principal, interest, or other charges are overdue by more than 180 days or in case of securities that are not yet overdue by more than 180 days, when there is expectation that interest and other charges will not be collected when they become due, at the point when such information is known. Interest on non-accruing HTM debt securities is included in revenue only to the extent that payments have been received by ADB.

As of 31 December 2024 and 2023, there are no HTM debt securities that are past due or in non-accrual status.

Liability for Credit Losses

ADB recorded a liability for estimated expected credit losses on off-balance sheet credit exposures over the undisbursed portion of HTM debt securities. The credit losses are estimated based on the same methodology that is used for loans (See Note F). The liability for credit losses on off-balance sheet exposures for HTM debt securities is reviewed quarterly, and the amount to adjust the liability is recorded in net income as Provision for credit losses.

As of 31 December 2024, the amount of liability for credit losses on undisbursed HTM debt securities commitments was $1 million ($3 million – 2023) and reported under ACCOUNTS PAYABLE AND OTHER LIABILITIES – Liability for credit losses on off-balance sheet exposures in the Balance Sheet.

Fair Value Disclosure

The hierarchy of FV of ADB’s other debt securities as of 31 December 2024 and 2023 is as follows:

($ million)
	2024	2023
Level 1	$95	$55
Level 2	15	10
Level 3	535	462
Total at fair value	$645	$527

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continued

There are two AFS other debt security classified as Level 3 as of 31 December 2024 (nil – 2023).

The valuation technique and significant unobservable input for AFS other debt securities classified as Level 3 as of 31 December 2024 are as follows:

Valuation Technique	Unobservable Inputs	Range (Average)[a]
Discounted cash flows	Discount rate	18.30
Scenario-based financial model	Future cash flows	79.00% to 96.00% (80.00%)

a Average represents the arithmetic average of the unobservable inputs.

Significant increase (decrease) in the discount rate, independently, will generally decrease (increase) the FV of the debt securities. The valuation technique used for one Level 2 ODS was changed in 2024 to reflect a more relevant FV measurement. The transfer into Level 3 in 2024 was due to change of valuation method from price of recent investment to discounted cash flow.

The following table presents the changes in the carrying amounts of ADB’s Level 3 other debt securities at fair value method for the years ended 31 December 2024:

($ million)
2024
Balance, beginning of year	$–
Transfer into Level 3	10
Total unrealized losses included in accumulated other comprehensive income[a]	(0)
Balance, end of year	$10
The amount of total losses for the period included in other comprehensive income attributable to the change in net unrealized gains or losses[a] relating to assets still held at the reporting date	$(0)

0 = less than $0.5 million.
a  Included in unrealized holding gains from other debt securities — operations and accumulated translation adjustments (Note N).

Additional information relating to other debt securities classified as AFS are as follows:

($ million)
	2024	2023
As of 31 December
Amortized cost	$123	$70
Fair value	120	65
Gross unrealized gains	1	0
Gross unrealized losses	(4)	(5)

For the year ended 31 December
Change in net unrealized gains or losses from prior year	2	(1)

0 = less than $0.5 million.

As of 31 December 2024, ADB had the intent to hold and was not required to sell the AFS other debt securities of which the fair value is lower than amortized cost. ADB also assessed and determined that the decline of fair value below the amortized cost basis of the AFS securities was not due to credit-related factors.

OCR-9

continued

NOTE J—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments such as interest rate swaps, currency swaps, and foreign exchange swaps and forwards for asset and liability management of individual positions and portfolios. The FV of outstanding currency and interest rate swap agreements is determined at the estimated amount that ADB would receive or pay to terminate the agreements using market-based valuation models. The basis of valuation is the present value of expected cash flows based on market data.

Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Borrowings are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific borrowings. The terms of ADB’s interest rate swap, and currency swap agreements usually match the terms of particular borrowings. Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Investments for liquidity purpose are interest rate, currency, FX swaps, and forward contracts that ADB has entered into for the purpose of hedging specific investments. Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Loans – Operations are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific loans or a portfolio of loans. The loan related swaps were executed to better align the composition of certain outstanding loans with funding sources and future requirements.

Future dated derivatives as of 31 December 2024 amounted to $620 million for derivative assets ($391 – 2023) and $477 million for derivative liabilities ($3 thousand – 2023).

Fair Value Disclosure

The FV hierarchy of ADB’s derivatives and the balance sheet location as of 31 December 2024 and 2023 are as follows:

($ million)
	Balance Sheet		Fair Value Measurements
2024	Location	Total	Level 1	Level 2	Level 3

Assets
Borrowings related derivatives	Derivative Assets
Currency swaps	- Borrowings	$61,141	$–	$58,608	$2,533
Interest rate swaps		143	–	143	0
Foreign exchange swaps		588	–	588	–
Investments related derivatives	Derivative Assets
Currency swaps	- Investments for	16,485	–	16,485	–
Interest rate swaps	liquidity purpose	299	–	299	–
Foreign exchange swaps		9,077	–	9,077	–
Foreign exchange forward		201	–	201	–
Loans related derivatives	Derivative Assets
Currency swaps	- Loans — Operations	17,415	–	17,415	–
Interest rate swaps		256	–	256	–
Total assets at fair value		$105,605	$–	$103,072	$2,533
Liabilities
Borrowings related derivatives	Derivative Liabilities
Currency swaps	- Borrowings	$66,502	$–	$66,502	$–
Interest rate swaps		4,615	–	4,614	1
Foreign exchange swaps		586	–	586	–

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continued

($ million)
	Balance Sheet Location	Fair Value Measurements
		Total	Level 1	Level 2	Level 3
Investments related derivatives	Derivative Liabilities
Currency swaps	- Investments for	14,388	–	14,388	–
Interest rate swaps	liquidity purpose	99	–	99	–
Foreign exchange swaps		8,599	–	8,599	–
Foreign exchange forward		206	–	206	–
Loans related derivatives	Derivative Liabilities
Currency swaps	- Loans — Operations	14,698	–	12,986	1,712
Interest rate swaps		123	–	123	–
Total liabilities at fair value		$109,816	$–	$108,103	$1,713

0 = less than $0.5 million.

($ million)
	Balance Sheet Location		Fair Value Measurements
2023		Total	Level 1	Level 2	Level 3

Assets
Borrowings related derivatives	Derivative Assets
Currency swaps	- Borrowings	$53,587	$–	$51,504	$2,083
Interest rate swaps		251	–	251	0
Investments related derivatives	Derivative Assets
Currency swaps	- Investments for	17,567	–	17,567	–
Interest rate swaps	liquidity purpose	294	–	294	–
Foreign exchange swaps		4,911	–	4,911	–
Foreign exchange forward		171	–	171	–
Loans related derivatives	Derivative Assets
Currency swaps	- Loans — Operations	19,209	–	19,209	–
Interest rate swaps		293	–	293	0
Total assets at fair value		$96,283	$–	$94,200	$2,083
Liabilities
Borrowings related derivatives	Derivative Liabilities		–
Currency swaps	- Borrowings	$57,687	$–	$57,687	$–
Interest rate swaps		5,246	–	5,245	1
Investments related derivatives	Derivative Liabilities
Currency swaps	- Investments for	16,017	–	16,017	–
Interest rate swaps	liquidity purpose	181	–	181	–
Foreign exchange swaps		5,082	–	5,082	–
Foreign exchange forward		168	–	168	–
Loans related derivatives	Derivative Liabilities
Currency swaps	- Loans — Operations	16,989	–	16,076	913
Interest rate swaps		116	–	116	0
Total liabilities at fair value		$101,486	$–	$100,572	$914

0 = less than $0.5 million.

ADB uses discounted cash flow models in determining FV of derivatives. Market inputs, such as yield curves, FX rates, cross currency basis spreads, yield basis spread, interest rates and FX volatilities and correlation are obtained from market data providers and brokers and applied to the models. ADB has a process to validate the appropriateness of the models and inputs in determining the hierarchy levels. This involves evaluating the nature of rates and spreads to determine if they are indicative and binding.

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continued

The valuation technique and quantitative information on significant unobservable inputs used in valuing ADB’s derivative instruments classified as Level 3 as of 31 December 2024 and 2023 are presented below:

Valuation Technique	Unobservable Inputs	Range (Weighted Average)[a]
		2024	2023
Discounted cash flows	Basis swap spreads	-0.47% to 38.83% (6.05%)	-11.11% to 11.34% (-1.4%)

a Unobservable inputs were weighted by the relative fair value of the instruments.

A significant increase (decrease) in the basis swap spread will generally decrease (increase) the FV of derivatives.

The following tables present the changes in the carrying amounts of ADB’s Level 3 derivative assets and derivative liabilities for the years ended 31 December 2024 and 2023:

($ million)
	Borrowings related derivatives		Loans related derivatives

2024	Assets	Liabilities	Assets	Liabilities

Balance, beginning of year	$2,083	$(1)	$0	$(913)
Total realized/unrealized (losses) gains
Included in earnings	(57)	(0)	(0)	(41)
Included in other comprehensive loss[b]	(112)	0	–	27
Issuances	1,073	–	–	(910)
Maturities/Redemptions	(454)	–	–	125
Balance, end of year	$2,533	$(1)	$0	$(1,712)
The amount of total (losses) gains for the year included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$(21)	$(0)	$0	$(39)
2023
Balance, beginning of year	$2,456	$(1)	$–	$(1,125)
Total realized/unrealized gains (losses)
Included in earnings	176	(0)	0	(8)
Included in other comprehensive loss[b]	2	0	–	(3)
Issuances	310	–	–	(82)
Maturities/Redemptions	(861)	–	–	305
Balance, end of year	$2,083	$(1)	$0	$(913)
The amount of total gains (losses) for the year included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$130	$(0)	$0	$(12)

0 = less than $0.5 million.
[a]	Included in net unrealized (losses) gains (OCR-2).
[b]	Included in accumulated translation adjustments (Note N).

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continued

Effect of Derivative Instruments on the Statement of Income and Expenses

ADB reports changes in the FV of its derivative instruments as part of net unrealized gains and losses in its Statement of Income and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses. These are summarized below:

($ million)
		Amount of Gain (Loss) recognized in Income (Expenses) on Derivatives
	Location of Gain (Loss) recognized in Income (Expenses) on Derivatives	2024	2023
Borrowings related derivatives
Currency swaps	Borrowing and related expenses	$(1,320)	$(1,350)
	Net Realized Losses	0	(3)
	Net Unrealized Gains (Losses)	692	1,613
Interest rate swaps	Borrowing and related expenses	(2,848)	(2,986)
	Net Unrealized Gains (Losses)	328	2,018
		$(3,148)	$(708)
Investments related derivatives
Currency swaps	Revenue from investments for liquidity purpose	$720	$753
	Net Unrealized Gains (Losses)	(18)	(233)
Interest rate swaps	Revenue from investments for liquidity purpose	83	51
	Net Unrealized Gains (Losses)	(11)	(17)
	Net Realized Losses	1	–
Foreign exchange swaps	Revenue from investments for liquidity purpose	313	314
	Net Unrealized Gains (Losses)	5	0
Foreign exchange forwards	Net Unrealized Gains (Losses)	(1)	0
		$1,092	$868
Loans related derivatives
Currency swaps	Revenue from Loans ─ Operations	$1,168	$710
	Net Unrealized Gains (Losses)	(367)	(339)
Interest rate swaps	Revenue from Loans ─ Operations	30	33
	Net Unrealized Gains (Losses)	(34)	(62)
		$797	$342

0 = less than $0.5 million.

Counterparty Credit Risks

ADB undertakes derivative transactions with its eligible counterparties and transacts in various financial instruments as part of liquidity and asset/liability management purposes that may involve credit risks. For all investment securities and their derivatives, ADB manages credit risks by following the policies set forth in the Investment Authority and other risk management guidelines. ADB has a potential risk of loss if the derivative counterparty fails to perform its obligations. In order to reduce credit risk, ADB transacts with counterparties eligible under ADB’s swap guidelines which include a requirement that the counterparties have at least a credit rating of A– or higher and generally requires entering into master swap agreements which contain legally enforceable close-out netting provisions for all counterparties with outstanding swap transactions. The reduction in exposure as a result of these netting provisions can vary as additional transactions are entered into under these agreements. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date.

Counterparty credit risk is also mitigated by requiring counterparties to post collateral based on specified credit rating driven thresholds. As of 31 December 2024, ADB had received collateral of $1,053 million ($569 million – 2023) in connection with the swap agreements, comprising of $827 million ($362 million – 2023) in cash included under swap related and other collateral in the balance sheet and $226 million ($207 million – 2023) in liquid securities.

OCR-9

continued

ADB has entered into several agreements with its derivative counterparties under the International Swaps and Derivatives Association (ISDA) Master Agreement and the Master Agreement of the National Association of Financial Market Institutional Investors. The agreements provide for the right of a party to terminate the derivative transaction if any of the various events of default and termination events specified occur. Events of default include failure to pay and cross default. Termination events include the situation where (i) the long term unsecured and unsubordinated indebtedness of ADB or the counterparty ceases to be rated at the minimum credit rating level negotiated with the relevant counterparty, or (ii) such indebtedness ceases to be rated by any international credit rating agencies. If ADB’s counterparties are entitled under the agreements to terminate their derivative transactions with ADB, ADB will be required to pay an amount equal to its net liability position with each counterparty (in the case of counterparties who have entered into the ISDA Master Agreement absent of local market constraints) and an amount equal to its gross liability position with each counterparty (in the case of counterparties without enforceable netting agreement).

ADB has elected not to offset any derivative instruments by counterparty in the balance sheet. Gross amounts of DERIVATIVE ASSETS and DERIVATIVE LIABILITIES not offset in the balance sheet that are subject to enforceable master netting arrangements as of 31 December 2024 and 2023 are as follows: (See Note E for PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS.)

($ million)
	2024		2023
	Derivative	Derivative	Derivative	Derivative
	assets	liabilities	assets	liabilities
Gross amount presented in the balance sheet	$105,605	$(109,816)	$96,283	$(101,486)

Gross amounts not offset in the balance sheet
Financial instruments	(104,561)	104,561	(95,958)	95,958
Collateral received[a]	(728)	–	(321)	–
Net amount[b]	$316	$(5,255)	$4	$(5,528)

[a]	Includes cash and securities collateral used to cover positive marked-to-market exposures.
[b]	ADB is not required to post collateral to counterparties when it is in a net liability position.

NOTE K—PROPERTY, FURNITURE, AND EQUIPMENT

Property, furniture and equipment includes (i) land; (ii) buildings and improvements; (iii) office furniture and equipment; and (iv) right-of-use asset. Breakdown as of 31 December 2024 and 2023 is as follows:

($ million)
	2024	2023
Land	$10	$10
Buildings and improvements	121	122
Office furniture and equipment	127	86
Right-of-use asset	51	51
Total	$309	$269

OCR-9

continued

Changes during 2024 and 2023, as well as information pertaining to accumulated depreciation, of buildings and improvements, office furniture and equipment are as follows:

($ million)
	2024		2023
	Buildings and Improvements	Office Furniture and Equipment	Buildings and Improvements	Office Furniture and Equipment

Cost:

Balance, 1 January	$333	$351	$319	$317
Additions during the year	15	65	14	38
Disposals during the year	(0)	(16)	(0)	(4)
Balance, 31 December	348	400	333	351

Accumulated Depreciation:
Balance, 1 January	(211)	(265)	(197)	(245)
Depreciation during the year	(16)	(24)	(14)	(24)
Disposals during the year	0	16	0	4
Balance, 31 December	(227)	(273)	(211)	(265)
Net Book Value, 31 December	$121	$127	$122	$86
0 = less than $0.5 million.

In 1991, under the terms of an agreement with the Philippines (Government), ADB returned the former headquarters (HQ) premises, which had been provided by the Government. In accordance with the agreement as supplemented by a memorandum of understanding, ADB was compensated $23 million for the return of these premises. The compensation is in lieu of being provided premises under the agreement and accordingly, is deferred and amortized over the estimated life of the current HQ building as a reduction of occupancy expense. HQ depreciation for the year ended 31 December 2024 amounted to $5 million ($5 million – 2023), net of amortization of the compensation for the former HQ building. As of 31 December 2024, the unamortized deferred compensation balance (included in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous) was $2 million ($2 million – 2023).

Right-of-use asset mainly pertains to lease of real properties such as offices, buildings and parking lots in field offices. As of 31 December 2024, lease liability amounted to $45 million and is recorded as part of Miscellaneous under ACCOUNTS PAYABLE AND OTHER LIABILITIES ($46 million – 2023).

In 2024, operating lease cost amounted to $14 million ($15 million – 2023), while weighted average remaining lease term is 10.38 years (8.09 years – 2023), and weighted average discount rate is 3% (2% – 2023).

The maturity analysis on an undiscounted basis of ADB’s operating lease liabilities as of 31 December 2024 are as follows:

Year ending 31 December	$ million
2025	10
2026	9
2027	5
2028	4
2029	3
Later years	19

OCR-9
continued

NOTE L—BORROWINGS

The key objective of ADB’s borrowing strategy is to raise funds at the most stable and lowest possible cost for the benefit of its borrowers. ADB uses financial derivative instruments in connection with its borrowing activities to increase cost efficiency, while achieving risk management objectives. Currency and interest rate swaps enable ADB to raise operationally needed currencies in a cost-efficient way and to maintain its borrowing presence in the major capital markets. Interest rate swaps are used to reduce interest rate mismatches arising from lending and liquidity operations.

The carrying amounts of ADB’s outstanding borrowings as of 31 December 2024 and 2023 are as follows:

($ million)
	2024	2023
At Amortized cost	$2,394	$2,459
At Fair value	144,123	140,806
Total	$146,517	$143,265

Fair Value Disclosure

Plain vanilla borrowings are valued using discounted cash flow methods with market-based observable inputs such as yield curves, FX rates, and credit spreads. On some borrowings, significant unobservable input is also used such as derived credit spread. Structured borrowings issued by ADB are valued using financial models that discount future cash flows and simulated expected cash flows. These involve the use of pay-off profiles within the realm of accepted market valuation models such as Hull-White and Black-Scholes. The model incorporates market observable inputs, such as yield curves, FX rates, credit spreads, interest rates and FX volatilities and correlation.

ADB reports borrowings that are swapped or are intended to be swapped in the future and selected floating-rate borrowings at FV. Changes in FV are reported in the Statement of Income and Expenses under NET UNREALIZED GAINS (LOSSES). ADB measures the portion of the FV change due to instrument-specific credit risk and presents the amount separately in Accumulated other comprehensive loss account.

The FV hierarchy of ADB’s outstanding borrowings reported at amortized cost and FV as of 31 December 2024 and 2023 are as follows:

($ million)
	2024	2023
At Amortized cost
Level 1	$–	$–
Level 2	2,040	2,075
Level 3	441	505
Sub-total	2,481	2,580

At Fair value
Level 1	–	–
Level 2	136,948	133,773
Level 3	7,175	7,033
Sub-total	144,123	140,806
Total borrowings at fair value	$146,604	$143,386

OCR-9

continued

For borrowings carried at FV, the quantitative information on significant unobservable input used for valuation as of 31 December 2024 and 2023 are presented below:

	Unobservable	Range (Weighted Average)[a]
Valuation Technique	Inputs	2024	2023
Discounted cash flows	Derived credit spreads	-1.54% to 6.11% (0.1%)	-0.77% to 15.13% (-0.1%)
a Unobservable inputs were weighted by the relative fair value of the instruments.

A significant increase (decrease) in credit spreads generally decreases (increases) the FV of the borrowings.

The following table presents the changes in the carrying amounts of ADB’s Level 3 borrowings reported at FV for the years ended 31 December 2024 and 2023:

($ million)
	2024	2023
Balance, beginning of year	$7,033	$6,973
Total (gains) losses - (realized/unrealized)
Included in earnings[a]	(27)	273
Included in other comprehensive income[b]	(151)	(92)
Issuances	3,540	1,834
Maturities/Redemptions	(3,220)	(1,955)
Balance, end of year	$7,175	$7,033

The amount of total (gains) losses for the year included in earnings attributable to the change in net unrealized gains or losses[a] relating to liabilities still held at the reporting date	$(29)	$175

The amount of total gains for the year included in other comprehensive income attributable to the change in net unrealized gains or losses[c] relating to liabilities still held at the reporting date	$54	$(14)
[a]	Included in net unrealized gains (losses) (OCR-2).
[b]	Included in unrealized holdings gains from borrowings and accumulated translation adjustments (Note N).
[c]	Included in unrealized holding gains from borrowings (Note N).

NOTE M—CAPITAL STOCK AND MAINTENANCE OF VALUE OF CURRENCY HOLDINGS

Capital Stock

The authorized capital stock of ADB as of 31 December 2024 totaling 10,639,233 shares (10,639,083 – 2023), was fully subscribed by members. Of the subscribed shares, 10,106,089 (10,105,947 – 2023) are “callable” and 533,144 (533,136 – 2023) are “paid-in”. The “callable” share capital is subject to call by ADB only as and when required to meet ADB’s obligations incurred on borrowings of funds for inclusion in its OCR or on guarantees chargeable to such resources. The “paid-in” share capital has been received, partly in convertible currencies and partly in the currency of the subscribing member which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts nonnegotiable, noninterest-bearing demand obligations in satisfaction of the portion payable in the currency of the member, provided such currency is not required by ADB for the conduct of its operations. Nonnegotiable, noninterest-bearing demand obligations received on demand amounted to $12 million ($26 million – 2023).

In September 2024, Israel became ADB’s 69th member, subscribing to 150 shares of ADB’s authorized capital stock.

OCR-9

continued

As of 31 December 2024, ADB’s shareholders consist of 69 members, 49 from the region and 20 from outside the region (OCR-8).

Maintenance of Value of Currency Holdings

Prior to 1 April 1978, the effective date of the Second Amendment to the IMF Articles, ADB implemented maintenance of value (MOV) in respect of holdings of member currencies in terms of 1966 dollars, in accordance with the provisions of Article 25 of the Charter and relevant policies approved by the Board of Directors. Since then, settlement of MOV has been put in abeyance.

In as much as the valuation of ADB’s capital stock and the basis of determining possible MOV obligations are still under consideration, notional amounts have been calculated provisionally in terms of the SDR as receivable from or payable to members in order to maintain the value of members’ currency holdings. The notional MOV amounts of receivables and payables are offset against one another and shown as net notional amounts required to maintain value of currency holdings in the EQUITY portion of the Balance Sheet. The carrying book value for such receivables and payables approximates its FV.

The net notional amounts as of 31 December 2024 consisted of (i) the net increase of $663 million ($764 million – 2023) in amounts required to maintain the value of currency holdings to the extent of matured and paid-in capital subscriptions due to the increase in the value of the SDR in relation to the US dollar during the period from 1 April 1978 to 31 December 2024 and (ii) the net increase of $818 million ($768 million – 2023) in the value of such currency holdings in relation to the US dollar during the same period. Receivable and payable to members are as follows:

($ million)
	2024	2023
Notional MOV Receivables	$1,566	$1,627
Notional MOV Payables	(85)	(95)
Total	$1,481	$1,532

NOTE N—RESERVES

Ordinary Reserve and Net Income

Under the provisions of Article 40 of the Charter, the Board of Governors shall determine annually what part of the net income shall be allocated, after making provision for reserves, to surplus and what part, if any, shall be distributed to the members.

In May 2024, the Board of Governors approved the following with respect to ADB’s 2023 net income of $910 million, after the appropriation of guarantee fees of $28 million to the Special Reserve: (i) the following adjustments be made to the net income amount to determine the allocable net income: $513 million representing adjustments for the net unrealized losses for the year ended 31 December 2023, be added from the cumulative revaluation adjustments (CRA) account; (ii) $1,005 million be allocated to the Ordinary Reserve; (iii) $293 million be allocated to the ADF; (iv) $110 million be allocated to the Technical Assistance Special Fund (TASF); and (v) $15 million be allocated to the Asia Pacific Disaster Response Fund.

In May 2023, the Board of Governors approved the following with respect to ADB’s 2022 net income of $2,138 million, after the appropriation of guarantee fees of $31 million to the Special Reserve: (i) the following adjustments be made to the net income amount to determine the allocable net income: $1,039 million representing adjustments for the net unrealized gains for the year ended 31 December 2022, be added to the CRA account; (ii) $716 million be allocated to the Ordinary Reserve; (iii) $292 million be allocated to the ADF; and (iv) $90 million be allocated to the TASF.

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Allocation of One-Time Income from ADF Assets Transfer

On 15 March 2017, the Board of Governors approved the allocation of the one-time income of $30,748 million from ADF assets transfer to OCR ordinary reserve effective 1 January 2017, pursuant to Resolution No. 387 (See Note A).

Cumulative Revaluation Adjustments Account

In May 2002, the Board of Governors approved the allocation of net income representing the cumulative net unrealized gains (losses) on derivatives, as required by ASC 815 to a separate category of Reserves – CRA account. Beginning 2008, the unrealized portion of net income from equity investments accounted for under equity method is also transferred to this account.

As part of 2023 net income allocation following the Resolution of the Board of Governors in May 2024, the net unrealized losses on financial instruments of $535 million and the net unrealized gains on equity method investments of $22 million were transferred to the CRA account.

As part of 2022 net income allocation following the Resolution of the Board of Governors in May 2023, the net unrealized gains on financial instruments of $ 1,026 million and the net unrealized gains on equity method investments of $13 million were transferred to the CRA account.

Special Reserve

The Special Reserve includes commissions on loans and guarantee fees received which are required to be set aside pursuant to Article 17 of the Charter to meet liabilities on guarantees. For the year ended 31 December 2024, guarantee fees amounting to $27 million ($28 million – 2023) were appropriated to Special Reserve.

Surplus

Surplus represents funds for future use to be determined by the Board of Governors.

Accumulated Other Comprehensive Income (Loss)

Comprehensive income (loss) has two major components: net income (loss) and other comprehensive income (loss) comprising gains and losses affecting equity that, under US GAAP, are excluded from net income (loss). Other comprehensive income (loss) includes items such as translation adjustments for functional currencies; pension and post-retirement liability adjustment; and unrealized gains and losses on financial instruments classified as AFS, equity investments under equity method and fair value changes of borrowings related to ADB’s own credit spread.

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The changes in Accumulated Other Comprehensive Loss balances for the years ended 31 December 2024 and 2023 are as follows:

($ million)
		Unrealized Holding (Losses) Gains				Pension/ Postretirement Liability Adjustments	Accumulated Other Comprehensive Loss
	Accumulated Translation Adjustments	Investments for liquidity purpose[a]	Equity investments — Operations	Other Debt Securities — Operations	Borrowings

Balance, 1 January 2024	$58	$(1,057)	$(16)	$(5)	$496	$221	$(303)
Other comprehensive
(loss) income before
reclassifications	(219)	182	12	2	(243)	329	63
Amounts reclassified
from accumulated other
comprehensive loss	–	27	–	–	–	(26)	1
Net current-period other comprehensive (loss) income	(219)	209	12	2	(243)	303	64
Balance, 31 December 2024	$(161)	$(848)	$(4)	$(3)	$253	$524	$(239)
Balance, 1 January 2023	$83	$(1,715)	$(12)	$(4)	$448	$395	$(805)
Other comprehensive
(loss) income before
reclassifications	(25)	610	(4)	(1)	48	(147)	481
Amounts reclassified
from accumulated other
comprehensive loss	–	48	–	–	–	(26)	22
Net current-period other
comprehensive (loss) income	(25)	658	(4)	(1)	48	(173)	503
Balance, 31 December 2023	$58	$(1,057)	$(16)	$(5)	$496	$221	$(303)
Note: Numbers may not sum precisely because of rounding.
a Includes securities transferred under repurchase agreements.

The reclassifications of Accumulated Other Comprehensive Loss to Net Income for the years ended 31 December 2024 and 2023 are presented below:

($ million)
	Amounts Reclassified from Accumulated Other Comprehensive Loss[a]
Accumulated Other Comprehensive Loss Components			Affected Line Item in the Statement of Income and Expenses

	2024
		2023
Unrealized Holding (Losses) Gains
Investments for liquidity purpose	$(27)	$(48)	NET REALIZED LOSSES
			From investments for liquidity purpose
Pension/Postretirement Liability
Adjustments Actuarial losses	26	26	Administrative expenses
Total reclassifications for the year	$(1)	$(22)
a Amounts in parentheses indicate debits to net income.

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NOTE O—INCOME AND EXPENSES

Revenue

REVENUE from loan operations for the years ended 31 December 2024 and 2023 is summarized as follows:

($ million)
	Interest	Commitment charge	Other, net[a]	Total
2024
Sovereign – Regular	$6,814	$48	$(21)	$6,841
Sovereign – Concessional	719	–	(2)	717
Nonsovereign	471	5	4	480
Total	$8,004	$53	$(19)	$8,038

2023
Sovereign – Regular	$6,330	$47	$(19)	$6,358
Sovereign – Concessional	675	–	(2)	673
Nonsovereign	487	4	3	494
Total	$7,492	$51	$(18)	$7,525
a Includes amortized front-end fees and loan origination costs, risk participation charges, and other loan-related income and/or expenses.

The average yield on the loan portfolio during the year was 4.9% (4.7% – 2023).

REVENUE from investments for liquidity purpose for the year ended 31 December 2024 was $2,731 million ($2,312 million – 2023). This comprises interest income including interest earned from securities transferred under repurchase agreements, and securities purchased under resale arrangements. The return on the average investments held during the year was 4.8% (3.9% – 2023) excluding unrealized gains and losses on investments, and 5.1% (5.2% – 2023) including unrealized gains and losses on investments.

REVENUE from equity investment operations for the year ended 31 December 2024 amounted to $102 million ($62 million – 2023). This comprises gains from equity method investments totaling $98 million ($49 million – 2023) and dividend and other income and expenses from equity investments totaling $4 million ($13 million – 2023).

REVENUE from other debt securities for the year ended 31 December 2024 was $47 million consisting mostly of interest income ($48 million – 2023).
REVENUE from other sources—net for the year ended 31 December 2024 was $84 million ($64 million – 2023). This included income received as administration fees for projects and/or programs totaling $32 million ($25 million – 2023), transaction advisory service fee of $5 million ($2 million – 2023) and other miscellaneous income totaling $47 million ($37 million – 2023).

Expenses

Borrowings and related expenses for the year ended 31 December 2024 amounted to $8,717 million ($7,913 million – 2023). These consist of interest expense and other related expenses such as amortization of issuance costs, discounts, and premiums. The average cost of borrowings outstanding after swaps was 5.2% (5.2% – 2023).

Total depreciation expense incurred for the year ended 31 December 2024 amounted to $40 million ($38 million – 2023).

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Administrative expenses for the year ended 31 December 2024 were allocated between OCR and the ADF in proportion to the relative volume of operational activities. Of the total administrative expenses of $820 million ($757 million – 2023), $91 million ($77 million – 2023) was accordingly charged to the ADF.

For the year ended 31 December 2024, net release of provision for credit losses amounted to $45 million ($66 million – 2023).

Net realized (losses) gains

Net realized losses for the year ended 31 December 2024 was $5 million ($15 million – 2023). This included losses on sale of investments for liquidity purpose totaling $18 million ($39 million losses – 2023) and gains on sale of equity investments of $13 million ($24 million – 2023).

Net unrealized gains (losses)
The following table provides information on the unrealized gains or losses included in income for the years ended 31 December 2024 and 2023:

($ million)
	2024	2023
Fair value changes from:
Borrowings and related derivatives	$485	$49
Loans related derivatives	(401)	(401)
Investments related derivatives	(25)	(250)
Equity investments	(18)	63
Reclassification of unrealized gains on divested equity investment	(2)	(9)
Translation adjustments in non-functional currencies	(3)	13
Total	$36	$(535)

NOTE P—RELATED PARTY TRANSACTIONS

As of 31 December 2024 and 2023, ADB had the following net receivables from and payable to ADF, external funded trust funds under ADB administration (Trust Funds), other Special Funds, and employee benefit plans consisting of the Staff Retirement Plan (SRP), the Retiree Medical Plan Fund (RMPF), and the Defined Contribution (DC) plan. These are included in Miscellaneous under OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES:

($ million)
	2024	2023
Amounts receivable from:
Asian Development Fund	$29	$26
Other Special Funds	1	1
Trust Funds and Others—net	5	5
Employee Benefit Plans	3	9
Total	$38	$41

See Note S for additional information relating to Special Funds and other funds.

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NOTE Q—STAFF PENSION AND POSTRETIREMENT MEDICAL BENEFITS

Staff Retirement Plan
ADB has a defined pension benefit plan called the SRP. Every employee, as defined under the SRP, shall, as a condition of service, become a participant from the first day of service, provided the employee has not reached  the  normal  retirement  age  at  that  time,  which  is  60  for  staff  on  board  before 1 October 2017; 62 for staff who joined on or after 1 October 2017 but before 1 October 2021; and 65 for staff who joined on or after 1 October 2021. The plan applies also to members of the Board of Directors who elect to join. Retirement benefits are based on an annual accrual rate, length of service and the highest average remuneration observed over 2 consecutive years during eligible service for staff on board before 1 October 2017. For staff hired on or after 1 October 2017, the salary basis for a pension is the highest average three years remuneration, capped at $115,492 as of 31 December 2024 ($113,897 – 2023) adjusted each year in line with the structural increase in US dollar salary scales of International Staff based at headquarters. The plan assets are segregated in a separate fund. The costs of administering the plan are absorbed by ADB, except for fees paid to the investment managers and related charges, including custodian fees, which are borne by the SRP.

Participants hired prior to 1 October 2006 are required to contribute 9 1/3% of their salary to the plan while those hired on or after 1 October 2006 are not required to contribute. The annual pension accrual rate is 2.95% for staff hired prior to 1 October 2006 and 1.5% for those hired on or after 1 October 2006. ADB’s contribution is determined at a rate sufficient to cover that part of the costs of the SRP not covered by the participants’ contributions.

Participants hired before 1 October 2017 may make Discretionary Benefit (XB) contributions. Such contributions earn a prescribed interest crediting rate and benefits are payable to the Participants who reach retirement age or upon termination of employment.

In October 2017, ADB introduced a DC Plan. Participants hired on or after 1 October 2017 may contribute up to 40% of salary into the DC Plan. ADB will make additional contributions to a participant’s DC account equal to 20% of the participant’s salary above the predefined threshold. ADB will match participant’s contributions at a ratio of $1 to each $8 (1:8), capped at 12% of salary. For the year ended 31 December 2024, ADB contributed $10 million to the DC Plan ($8 million – 2023).
Expected Contributions
ADB’s contribution to the SRP varies from year to year, as determined by the Pension Committee, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the plan. ADB is expected to contribute $93 million for 2025 based on a budgeted contribution of 27% of salary.

ADB’s staff members are expected to contribute $33 million representing participants’ mandatory contribution of $5 million and discretionary contributions of $28 million.

Investment Strategy

Contributions in excess of current benefits payments are invested in international financial markets and in a variety of investment vehicles. The SRP employs 12 external asset managers and 1 global custodian who are required to operate within the guidelines established by the SRP’s Investment Committee. The investment of these assets, over the long term, is expected to produce returns higher than short-term investments. The investment policy incorporates the plan’s package of desired investment return and tolerance for risk, taking into account the nature and duration of its liabilities. The SRP’s assets are diversified among different markets and different asset classes. The use of derivatives for speculation, leverage or taking risks is avoided. Selected derivatives are used for hedging and transactional efficiency purposes.

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The SRP’s investment policy is periodically reviewed and revised. The SRP’s long-term target asset-mix implemented in 2024 is 40% global equity, 17% global real assets, 8% global credit, and 35% liability- hedging assets consisting of long-dated and inflation-linked bonds.

For the year ended 31 December 2024, the net return on the SRP assets was 8.08% (13.84% – 2023). ADB expects the long-term rate of return on the assets to be 6.25% (6.25% – 2023).

Assumptions
The assumed overall rate of return takes into account long-term return expectations of the underlying asset classes within the investment portfolio mix, and the expected duration of the SRP’s liabilities. Return expectations are forward looking and, in general, not much weight is given to short-term experience. Unless there is a drastic change in investment policy or market environment, as well as in the liability/benefit policy side, the assumed average long-term investment return on the SRP’s assets is expected to remain on average broadly the same, year to year. The discount rate used in determining the benefit obligation is selected in reference to the rates of return on high-quality bonds.

Post-Retirement Group Medical Insurance Plan

ADB adopts a cost-sharing arrangement for the Post-Retirement Group Medical Insurance Plan (PRGMIP). Under this plan, ADB is obligated to pay 75% of the PRGMIP premiums for retirees, which includes retired members of the Board of Directors, and their eligible dependents who elected to participate.
The RMPF holds the assets in trust that will fund the accumulated obligations of the PRGMIP. The income of RMPF consists of ADB’s contributions and investment earnings; it does not have any component attributable to participants’ share of PRGMIP costs. The insurance premium paid by ADB for the PRGMIP is considered ADB’s contribution to the fund. The costs of administering the RMPF are absorbed by ADB, while investment management and custodian fees are paid from the RMPF.

The SRP’s Pension Committee is responsible for the overall financial management of the RMPF and is assisted by the SRP’s Investment Committee.

Expected Contribution

ADB’s expected contribution to the RMPF is based on the recommendation of the SRP Pension Committee. For 2025, ADB is expected to contribute $7 million.

Investment Strategy
The RMPF employs five external asset managers and one global custodian who are required to operate within the guidelines established by the SRP’s Investment Committee. The investment of these assets, over the long term, is expected to produce returns higher than short-term investments. The investment policy incorporates the RMPF’s package of desired investment return and tolerance for risk in order to ensure the payment of ADB’s obligations in respect of the PRGMIP. The RMPF’s assets are diversified among different markets and asset classes. The use of derivatives for speculation, leverage or taking risks is avoided. Selected derivatives are used for hedging and transactional efficiency purposes.

The RMPF’s long-term target asset-mix implemented in 2024 is 55% global equity, 20% global fixed income and inflation-linked bonds, 15% sustainable global listed infrastructure, and 10% global credit. For the year ended 31 December 2024, the net return on the RMPF assets was 13.46% (15.89% – 2023).

Assumptions
The overall long-term rate of return is 6.25% per annum (6.25% – 2023), similar to the SRP.

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continued
The following table sets forth the funded status of pension and postretirement medical benefits at 31 December 2024 and 2023:

($ million)
	Pension Benefits		Postretirement Medical Benefits
	2024	2023	2024	2023
Change in plan assets:
Fair value of plan assets at beginning of year	$4,258	$3,805	$543	$469
Actual return on plan assets	340	527	74	74
Employer’s contribution	88	83	8	7
Plan participants’ contributions	35	35	–	–
Benefits paid	(197)	(192)	(8)	(7)
Fair value of plan assets at end of year	$4,524	$4,258	$617	$543

Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$4,730	$4,111	$347	$331
Service cost	78	64	14	12
Interest cost	250	242	20	22
Plan participants’ contributions	35	35	–	–
Actuarial (gains) losses	(207)	470	(9)	(11)
Benefits paid	(197)	(192)	(8)	(7)
Projected benefit obligation at end of year	$4,689	$4,730	$364	$347

Funded status	$(165)	$(472)	$253	$196

Amounts recognized in the Balance sheet as:
Accrued pension benefit costs	$(165)	$(472)
Net postretirement medical benefit plan asset			$253	$196

Amounts recognized in the
Accumulated other comprehensive loss as Pension/Postretirement liability adjustments (Note N)	$(165)	$110	$(359)	$(331)

Weighted-average assumptions as of 31 December (%)
Discount rate	5.80	5.30	6.10	5.70
Expected return on plan assets	6.25	6.25	6.25	6.25
Rate of compensation increase varies with age and averages	4.75	4.75	N/A	N/A
Interest crediting rate	5.30	5.30	N/A	N/A
The accumulated benefit obligation of the pension plan as of 31 December 2024 was $4,498 million ($4,518 million – 2023). The actuarial gains of $207 million for pension benefit obligation and $9 million for postretirement medical benefit obligation was mainly due to the change in discount rates.

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For measurement purposes, a 6.5% annual rate of increase in the per capita cost of covered postretirement medical benefits was assumed for the valuation as of 31 December 2024 (6.5% – 2023). The rate was assumed to decrease gradually to 5% by 2030 and remain at that level thereafter.

The following table summarizes the benefit costs associated with pension and postretirement medical benefits for the year ended 31 December 2024 and 2023:

($ million)
	Pension Benefits		Postretirement Medical Benefits
	2024	2023	2024	2023
Components of net periodic benefit cost:
Service cost	$78	$63	$14	$12
Interest cost	250	242	20	22
Expected return on plan assets	(267)	(257)	(34)	(32)
Amortization of prior service credit (Note N)	(5)	(5)	–	–
Recognized actuarial loss (gain) (Note N)	0	0	(20)	(21)
Net periodic benefit cost	$56	$43	$(20)	$(19)
0 = less than $0.5 million.

All components of the net periodic benefit cost are included in “administrative expenses” in the statement of income and expenses, based on the allocation methodology described in Note O.

Estimated Future Benefits Payments
The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at 31 December 2024.

($ million)
Year	Pension Benefits	Postretirement Medical Benefits
2025	$258	$9
2026	274	10
2027	290	11
2028	308	13
2029	318	14
2030–2034	1,777	90

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Fair Value Disclosure

The FV of the SRP’s and RMPF’s assets measured on a recurring basis as of 31 December 2024 and 2023 is shown below:

($ million)
		Fair Value Measurements
2024	Total	Level 1	Level 2	Level 3
Staff Retirement Plan
Cash and cash equivalents	$32	$–	$32	$–
Common/preferred stocks	1,712	1,712	0	–
Investment funds	1,050	787	263	–
Government or government- related securities	690	478	212	–
Corporate debt securities	1,008	976	32	–
Mortgage/Asset-backed securities:				–
Mortgage-backed securities	18	6	12	–
Collateralized mortgage obligations	12	2	10	–
Asset-backed securities	15	15	–	–
Short term investments	17	–	17	–
Derivatives	2	(1)	3	–
Other asset/liabilities[a]—net	(32)	–	(32)	–
Total fair value of SRP assets	$4,524	$3,975	$549	$–

Retiree Medical Plan Fund
Cash and cash equivalents	$9	$–	$9	$–
Common/preferred stocks	433	433	0	–
Investment funds	58	58	–	–
Government or government- related securities	32	31	1	–
Corporate debt securities	72	67	5	–
Mortgage/Asset-backed securities:				–
Mortgage-backed securities	8	2	6	–
Collateralized mortgage obligations	2	–	2	–
Short term investments	3	–	3	–
Derivatives	1	(0)	1	–
Other asset/liabilities[a]—net	(1)	–	(1)	–
Total fair value of RMPF assets	$617	$591	$26	$–
0 = less than $0.5 million.
a Incudes receivables and liabilities carried at amounts that approximate fair value.

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($ million)
2023	Total	Fair Value Measurements
		Level 1	Level 2	Level 3
Staff Retirement Plan
Cash and cash equivalents	$39	$–	$39	$–
Common/preferred stocks	1,742	1,742	–	–
Investment funds	1,084	871	213	–
Government or government-related securities	464	318	146	–
Corporate debt securities	922	884	36	2
Mortgage/Asset-backed securities:
Mortgage-backed securities	10	–	10	–
Collateralized mortgage obligations	7	–	7	–
Derivatives	1	1	0	–
Other asset/liabilities[a]—net	(11)	–	(11)	–
Total fair value of SRP assets	$4,258	$3,816	$440	$2

Retiree Medical Plan Fund
Cash and cash equivalents	$10	$–	$10	$–
Common/preferred stocks	383	383	–	–
Investment funds	48	48	–	–
Government or government-related securities	25	24	1	–
Corporate debt securities	68	61	7	0
Mortgage-backed securities	8	2	6	–
Short term investments	1	1	–	–
Derivatives	(1)	(1)	(0)	–
Other asset/liabilities[a]—net	1	–	1	–
Total fair value of RMPF assets	$543	$518	$25	$–
0 = less than $0.5 million.
a Incudes receivables and liabilities carried at amounts that approximate fair value.

The FV of the SRP and RMPF Investments including equity securities, fixed income securities and derivatives are provided by independent pricing providers. Equity securities include common and preferred stocks and mutual funds. Fixed income securities include government or government-related securities, corporate obligations, asset and mortgage-backed securities, and short-term investments. Derivatives include futures, swaps and currency forward contracts.

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The following table presents the changes in the carrying amounts of SRP and RMPF Level 3 investments for the year ended 31 December 2024 and 2023.

($ million)
	2024		2023
	Corporate debt		Corporate debt
	securities		securities
	SRP	RMPF	SRP	RMPF
Balance, beginning of the year	$2	$0	$–	$–
Total unrealized losses included in Net increase in net assets available for benefits	–	–	(0)	(0)
Purchases	–	–	2	0
Transfer out of Level 3	(2)	(0)	–	–
Balance, end of the year	$–	$–	$2	$0

Total unrealized losses included in income related to financial assets still held at the reporting date	$–	$–	$(0)	$(0)
0 = less than $0.5 million.

NOTE R—OTHER FAIR VALUE DISCLOSURES

The carrying amounts and FVs of ADB’s financial instruments as of 31 December 2024 and 2023 are summarized below:

($ million)
	2024		2023
	Carrying		Carrying
On-balance sheet financial instruments:	Amount	Fair Value	Amount	Fair Value

ASSETS:
Due from banks	$2,235	$2,235	$998	$998
Investments for liquidity purpose (Note D)	46,695	46,695	47,250	47,250
Securities purchased under resale arrangements (Note D)	260	260	643	643
Loans outstanding — operations (Note F)	153,864	154,436	150,986	151,619
Equity investments — operations carried at fair value (Note H)	373	373	418	418
Other debt securities — operations (Note I)	621	645	519	527
Derivative assets - borrowings (Note J)	61,872	61,872	53,838	53,838
Derivative assets - investments for liquidity purpose (Note J)	26,062	26,062	22,943	22,943
Derivative assets - loans — operations (Note J)	17,671	17,671	19,502	19,502
Swap related and other collateral (Note J)	857	857	393	393
Future guarantee receivable (Note G)	331	331	207	207

LIABILITIES:
Borrowings (Note L)	146,517	146,604	143,265	143,386
Derivative liabilities - borrowings (Note J)	71,703	71,703	62,933	62,933
Derivative liabilities - investments for liquidity purpose (Note J)	23,292	23,292	21,448	21,448
Derivative liabilities - loans — operations (Note J)	14,821	14,821	17,105	17,105
Swap related and other collateral (Note J)	857	857	393	393
Guarantee liability (Note G)	331	331	207	207

As of 31 December 2024 and 2023, ADB has no assets or liabilities measured at FV on a non-recurring basis.

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NOTE S—SPECIAL AND OTHER FUNDS

ADB’s operations include special operations, which are financed from Special Funds resources. The OCR and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The Board of Governors may approve allocation of the net income of OCR to Special Funds, based on the funding and operational requirements of the funds. The administrative and operational expenses pertaining to the OCR and Special Funds are charged to the respective Special Funds. The administrative expenses of ADB are allocated amongst OCR and Special Funds and are settled regularly.

In addition, ADB, alone or jointly with donors, administers on behalf of the donors, including members of ADB, their agencies and other development institutions, projects/programs supplementing ADB’s operations. Such projects/programs are funded with external funds administered by ADB and with external funds not under ADB’s administration (referred as trust funds). ADB charges administrative fees for external funds administered by ADB. The trust funds are restricted for specific uses including technical assistance to borrowers and for regional programs, grants for projects, and loans. The responsibilities of ADB under these arrangements range from project processing to project implementation including the facilitation of procurement of goods and services. These funds are held in trust by ADB and are held in a separate investment portfolio. The assets of trust funds are not commingled with ADB’s resources, nor are they included in the assets of ADB.

Special Funds and trust funds are not included in the assets of OCR. The net assets as of 31 December 2024 and 2023 are summarized below:

($ million)
	2024		2023
	Total Net		Total Net
Special Funds	Assets	No.	Assets	No.

Asian Development Fund	$1,968	1	$1,947	1
Technical Assistance Special Fund	94	1	213	1
Japan Special Fund	111	1	112	1
Asian Development Bank Institute	22	1	26	1
Regional Cooperation and Integration Fund	2	1	1	1
Climate Change Fund	12	1	15	1
Asia Pacific Disaster Response Fund	34	1	47	1
Financial Sector Development Partnership Special Fund	1	1	5	1
Subtotal	2,244	8	2,366	8

Trust funds and project specific cofinancing	4,155	184	3,433	162
Total	$6,399	192	$5,799	170

During the year ended 31 December 2024, a total of $18 million ($17 million – 2023) was recorded as compensation for administering projects/programs. The amount has been included in REVENUE From other sources—net.

OCR-9

continued

NOTE T—VARIABLE INTEREST ENTITIES

ADB has identified investments in 45 (40 – 2023) VIEs which are not consolidated by ADB but in which it is deemed to hold significant variable interests at 31 December 2024. These non-consolidated VIEs are mainly (i) operating entities where the total equity invested is considered insufficient to finance its activities without additional subordinated financial support and (ii) private equity funds, where the equity at risk holders lack decision making rights. These VIEs are in the finance, energy, health, and agricultural sectors.

ADB’s involvement in these non-consolidated VIEs includes loans, guarantees, and equity investments. Based on the most recent available data from these VIEs at 31 December 2024, the assets of these non-consolidated VIEs totaled $8,577 million ($7,015 million – 2023).

The table below shows the carrying value of ADB interests in the non-consolidated VIEs and the maximum exposure to loss of these interests. For guarantees, the maximum exposure is the notional amount of such guarantee, less any counter-guarantee.

($ million)
	Carrying Value		Maximum
	of ADB’s Variable	Committed but	Exposure to
	Interests	Undisbursed	Loss
2024
Loans — Operations	$–	$–	$–
Equity Investments — Operations	713	591	1,304
Guarantees — Operations	–	–	–
Total	$713	$591	$1,304

2023
Loans — Operations	$–	$–	$–
Equity Investments — Operations	664	367	1,031
Guarantees — Operations	–	–	–
Total	$664	$367	$1,031

OCR-9

continued

NOTE U—SEGMENT REPORTING

Based on an evaluation of OCR’s operations, Management has determined that OCR has only one reportable segment since OCR does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers.

The following table presents the outstanding balance and associated revenue of OCR’s loan, guarantees, other debt securities, and equity investments by geographic region, as of and for the years ended 31 December 2024 and 2023:

($ million)
	2024		2023
Country	Outstanding		Outstanding
	Balance	Revenue	Balance	Revenue
India	$26,705	$1,609	$25,608	$1,464
People’s Republic of China	18,163	1,125	19,712	1,114
Bangladesh	16,835	627	15,694	550
Pakistan	16,028	693	15,384	641
Philippines	15,797	947	15,071	845
Indonesia	13,742	839	13,704	817
Uzbekistan	8,237	375	6,962	327
Others	48,983	1,999	46,499	1,905
Total	$164,490	$8,214	$158,634	$7,663

Revenue comprises income from loans, guarantees, other debt securities, and equity investments, and excludes net realized/unrealized gains and losses.

For the year ended 31 December 2024, sovereign loans to three DMCs (three – 2023) generated more than 10 percent of revenue which amounted to $1,499 million, $1,068 million, and $944 million ($1,359 million, $1,043 million, and $840 million – 2023).

NOTE V—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2024 through 12 March 2025, the date these Financial Statements are available for issuance. During this period, ADB has raised additional borrowings of approximately $16,245 million in various currencies.

ASIAN DEVELOPMENT FUND
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for designing, implementing, and maintaining effective internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2024, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management concluded that ADB's internal control over financial reporting is effective as of 31 December 2024.

Masato Kanda
President

Roberta Casali
Vice-President (Finance and Risk Management)

Helen Hall
Controller

12 March 2025

Deloitte & Touche LLP Unique Entity No. T08LL0721A 6 Shenton Way OUE Downtown 2 #33-00 Singapore 068809 Tel: +65 6224 8288 Fax: +65 6538 6166 www.deloitte.com/sg

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of
Asian Development Bank

Opinion on Internal Control Over Financial Reporting

We have audited the internal control over financial reporting of Asian Development Bank (“ADB”) as of December 31, 2024, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, ADB maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We also have audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), the financial statements as of and for the years ended December 31, 2024 and 2023 of Asian Development Bank (“ADB”) – Asian Development Fund, and our report dated March 12, 2025 expressed an unmodified opinion on those financial statements.

Basis of Opinion

We conducted our audit in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting section of our report. We are required to be independent of ADB and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

Responsibilities of Management for Internal Control over Financial Reporting

ADB's management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Deloitte & Touche LLP (Unique Entity No T08LL0721A) is an accounting limited liability partnership registered in Singapore under the Limited Liability Partnerships Act (Chapter 163A)

Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting

Our objectives are to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects and to issue an auditor’s report that includes our opinion on internal control over financial reporting. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit of internal control over financial reporting conducted in accordance with GAAS will always detect a material weakness when it exists.

In performing an audit of internal control over financial reporting in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Obtain an understanding of internal control over financial reporting, assess the risk that a material weakness exists, and test and evaluate the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting

ADB’s internal control over financial reporting is a process effected by management and directors of ADB, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Public Accountants and
Chartered Accountants
Singapore

March 12, 2025

Deloitte & Touche LLP Unique Entity No. T08LL0721A 6 Shenton Way OUE Downtown 2 #33-00 Singapore 068809 Tel: +65 6224 8288 Fax: +65 6538 6166 www.deloitte.com/sg

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of
Asian Development Bank

Opinion

We have audited the financial statements of Asian Development Bank (“ADB”) – Asian Development Fund, which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of income and expenses, comprehensive loss, changes in fund balances, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of ADB - Asian Development Fund as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), ADB’s internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2025 expressed an unmodified opinion on ADB’s internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ADB – Asian Development Fund and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB – Asian Development Fund’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Deloitte & Touche LLP (Unique Entity No T08LL0721A) is an accounting limited liability partnership registered in Singapore under the Limited Liability Partnerships Act (Chapter 163A)

Auditor’s Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB – Asian Development Fund’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Report on Supplemental Schedules

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of statement of resources as of December 31, 2024 is presented for the purpose of additional analysis and is not a required part of the financial statements. This schedule is the responsibility of ADB's management and was derived from and relate directly to the underlying accounting and other records used to prepare the financial statements.

Such schedule has been subjected to the auditing procedures applied in our audits of the financial statements and certain additional procedures, including comparing and reconciling such schedule directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with GAAS. In our opinion, such schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Other Information Included in the Annual Report

Management is responsible for the other information included in the annual report. The other information comprises the information included in the annual report but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Public Accountants and
Chartered Accountants
Singapore

March 12, 2025

ADF-1

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
BALANCE SHEET
31 December 2024 and 2023
Expressed in Millions of US Dollars

	2024		2023
ASSETS

DUE FROM BANKS		$16		$2

INVESTMENTS FOR LIQUIDITY
PURPOSE (Notes C and J)
Government or government-related obligations	$3,641		$3,565
Time deposits	289		281
Corporate obligations	707	4,637	586	4,432

SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS		24		26

ACCRUED REVENUE		29		26

ADVANCES FOR GRANTS (Note I)		385		398

OTHER ASSETS (Notes C and F)		53		143

TOTAL		$5,144		$5,027

LIABILITIES AND FUND BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Investment related payables (Note C)		$-		$62
Payable to related funds and other liabilities (Note E)		29		27
Advance payments on contributions (Note F)		103		108
Undisbursed grants (Notes I and J)		3,044		2,883

Total Liabilities		3,176		3,080

FUND BALANCES (ADF-4)
Contributions received
Contributed resources (Note F)	$36,694		$36,286
Unamortized discount	(37)	36,657	(43)	36,243
Transfers from Ordinary Capital Resources and Technical Assistance Special Fund		3,910		3,618
		40,567		39,861
Nonnegotiable, noninterest-bearing demand obligations on account of contributions		(419)		(494)
Accumulated deficit
From assets transfer to OCR (Note A)	(31,029)		(31,029)
From others	(5,497)	(36,526)	(4,706)	(35,735)
Accumulated other comprehensive loss (Note G)		(1,654)		(1,685)

Total Fund Balance		1,968		1,947

TOTAL		$5,144		$5,027

The accompanying Notes are an integral part of these financial statements (ADF-7).

		ADF-2
ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND STATEMENT OF INCOME AND EXPENSES For the Years Ended 31 December 2024 and 2023 Expressed in Millions of US Dollars

	2024	2023

REVENUE FROM INVESTMENTS FOR LIQUIDITY PURPOSE (Note C)	$138	$123

EXPENSES
Grants (Note I)	(833)	(142)
Administrative expenses (Notes E and H)	(91)	(77)
Amortization of discounts on contributions	(5)	(4)
Other expenses	0	0

TOTAL EXPENSES	(929)	(223)

NET UNREALIZED LOSSES	(1)	(0)

NET LOSS	$(792)	$(100)
Note: 0 = less than $0.5 million.
The accompanying Notes are an integral part of these financial statements (ADF-7).

ADF-3

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND STATEMENT OF COMPREHENSIVE INCOME (LOSS) For the Years Ended 31 December 2024 and 2023 Expressed in Millions of US Dollars

	2024	2023

NET LOSS (ADF-2)	$(792)	$(100)

Other comprehensive income (Note G)
Unrealized investment holding gains on investments for liquidity purpose	31	101

COMPREHENSIVE (LOSS) INCOME	$(761)	$1
The accompanying Notes are an integral part of these financial statements (ADF-7).

		ADF-4
STATEMENT OF CHANGES IN FUND BALANCES
For the Years Ended 31 December 2024 and 2023
Expressed in Millions of US Dollars
	2024	2023

Balance, 1 January	$1,947	$1,168
Comprehensive (loss) income (ADF-3, Note G)	(761)	1
Contributions made available for operational commitment	408	357
Net amortization of discount on donor's contribution	5	4
Demand obligations received	(295)	(254)
Encashment of demand obligations	371	379
Transfers from ordinary capital resources	293	292

Balance, 31 December	$1,968	$1,947
The accompanying Notes are an integral part of these financial statements (ADF-7).

ADF-5
ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND STATEMENT OF CASH FLOWS For the Years Ended 31 December 2024 and 2023 Expressed in Millions of US Dollars
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Interest received from investments for liquidity purpose	$127	$120
Interest received from securities purchased under resale arrangement	1	2
Administrative expenses paid	(88)	(81)
Grants disbursed	(659)	(729)
Net Cash Used in Operating Activities	(619)	(688)

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	24,838	20,508
Purchases of investments for liquidity purpose	(24,990)	(20,579)
Receipts from securities purchased under resale arrangements	6,299	8,584
Payments for securities purchased under resale arrangements	(6,297)	(8,592)
Net Cash Used in Investing Activities	(150)	(79)

CASH FLOWS FROM FINANCING ACTIVITIES
Contributions received and encashed	491	474
Cash received from ordinary capital resources	293	292
Cash Provided by Financing Activities	784	766
Effect of Exchange Rate Changes on Due from Banks	(1)	1
Net Increase in Due from Banks	14	0
Due from Banks at Beginning of Year	2	2
Due from Banks at End of Year	$16	$2

RECONCILIATION OF NET LOSS TO NET CASH USED IN OPERATING ACTIVITIES:
Net Loss (ADF-2)	$(792)	$(100)
Adjustments to reconcile net loss to to net cash used in operating activities:
Amortization of discounts/premiums on investments for liquidity purpose	(6)	0
Amortization of discount on donor's contribution	5	4
Grants that became effective	833	142
Change in accrued revenue on investments for liquidity purpose	(3)	(2)
Change in other assets	13	(137)
Change in undisbursed grants	(672)	(591)
Others	3	(4)
Net Cash Used in Operating Activities	$(619)	$(688)

Note: 0 = less than $0.5 million.
The accompanying Notes are an integral part of these financial statements (ADF-7).

	ADF-6
ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND STATEMENT OF RESOURCES
31 December 2024
Expressed in Millions of US Dollars
	Effective
	Amounts Committed[1]	Contributions Received
CONTRIBUTED RESOURCES
Australia	$2,894	$2,557
Austria	310	298
Azerbaijan	2	2
Belgium	244	223
Brunei Darussalam	21	21
Canada	2,108	2,138
China, People’s Republic of	277	276
Denmark	265	318
Finland	208	172
France	1,451	1,310
Germany	2,002	1,906
Hong Kong, China	136	136
India	105	99
Indonesia	36	36
Ireland	118	98
Italy	1,228	939
Japan	13,661	16,392
Kazakhstan	8	8
Korea, Republic of	707	646
Luxembourg	65	60
Malaysia	36	32
Nauru	0	0
Netherlands	788	756
New Zealand	200	188
Norway	327	291
Philippines	2	2
Portugal	92	89
Singapore	28	29
Spain	493	437
Sweden	508	430
Switzerland	425	591
Taipei,China	123	122
Thailand	21	21
Türkiye	125	118
United Kingdom	1,811	1,346
United States	4,813	4,570
Total	35,637	36,657
TRANSFERS FROM ORDINARY CAPITAL RESOURCES		3,907
TRANSFERS FROM TECHNICAL ASSISTANCE SPECIAL FUND		3
TOTAL	$35,637	$40,567
Notes: Numbers may not sum precisely because of rounding. 0 = less than $0.5 million.
[1]	Valued at exchange rates per respective Board of Governors' Resolutions.
The accompanying Notes are an integral part of these financial statements (ADF-7).

ADF-7

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
NOTES TO FINANCIAL STATEMENTS
31 December 2024 and 2023

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB’s corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term corporate strategy to 2030—Strategy 2030. Under Strategy 2030, ADB’s vision is to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific, while sustaining its efforts to eradicate extreme poverty. ADB will continue to prioritize the region’s poorest and most vulnerable countries ADB provides financial and technical assistance for projects and programs, which will contribute to achieve this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.1
The Asian Development Fund (ADF) was established in 1974 to more effectively carry out the special operations of the ADB by providing resources on concessional terms for economic and social development of the less developed member countries.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, Exemption from Taxation, of the Charter.

Termination of Lending Operations and Transfer of ADF Loans and Other Assets to OCR
The lending operations of the ADF were terminated on 1 January 2017, pursuant to Board of Governors’ Resolution No. 372, and ADF became a grant-only operation. Accordingly, the ADF loans and certain assets totaling $30,812 million were transferred to OCR.

The transferred ADF assets comprised loans including accrued interest totaling $27,088 million and liquid assets totaling $3,724 million. Except for the $64 million return of set-aside resources, the rest of the transferred assets was treated as a contribution from ADF to OCR and recognized as a one-time income of $30,748 million in OCR, which has been allocated to ordinary reserves effective 1 January 2017, following the adoption of the Board of Governors’ Resolution No. 387 dated 15 March 2017. The contribution part amounting to $30,748 million and the fair value adjustment on the loans amounting to $281 million were recognized as one-time loss of $31,029 million in ADF.

The proportionate share of ADF donors in the transferred assets as of 1 January 2017, taking into account the value of paid-in donor contributions that have been made available for operational commitments which are deemed by ADB to be applied for the transferred assets, was determined in accordance with Article V of the Regulations of the Asian Development Fund. Under Board of Governors’ Resolution No. 372, the proportionate share of an ADF donor will be taken into account in the event of the withdrawal of that donor from ADB and ADB's repurchase of its shares, and in the theoretical termination of ADB operations and liquidation of its assets. The value of each donor’s paid-in contributions was fixed in US dollars based on the special drawing right value of each donor contribution as of 1 January 2017. This was then used to determine the sources of funds in the transferred assets as summarized in the following table:

[1]
Special Funds refer to the Asian Development Fund (ADF), the Technical Assistance Special Fund (TASF), the Japan Special Fund (JSF), the Asian Development Bank Institute (ADBI), the Regional Cooperation and Integration Fund (RCIF), the Climate Change Fund (CCF), the Asia Pacific Disaster Response Fund (APDRF), and the Financial Sector Development Partnership Special Fund (FSDPSF).

					ADF-7
continued

Source of Funds in ADF	$ million	%	Source of Funds in ADF	$ million	%
Donor Contributions
Australia	$2,213	7.18	Malaysia	24	0.08
Austria	257	0.83	Nauru	0	0.00
Belgium	231	0.75	Netherlands	716	2.32
Brunei Darussalam	17	0.06	New Zealand	157	0.51
Canada	1,889	6.13	Norway	266	0.86
China, People's Republic of	84	0.27	Portugal	79	0.26
Denmark	242	0.79	Singapore	18	0.06
Finland	180	0.58	Spain	432	1.40
France	1,270	4.12	Sweden	436	1.42
Germany	1,679	5.45	Switzerland	359	1.17
Hong Kong, China	93	0.30	Taipei,China	90	0.29
India	24	0.08	Thailand	15	0.05
Indonesia	14	0.05	Türkiye	114	0.37
Ireland	79	0.26	United Kingdom	1,440	4.67
Italy	1,099	3.57	United States	4,060	13.18
Japan	11,197	36.34	Subtotal	29,309	95.13
Kazakhstan	4	0.01	OCR Net Income Transfers	1,439	4.67
Korea, Republic of	484	1.57	Set-Aside Resources	64	0.20
Luxembourg	47	0.15	Total	$30,812	100.00
0 = about $0.3 million, 0.00 = 0.001%.

Replenishments
In September 2024, the Board of Governors adopted a resolution providing for the 13th replenishment of the Asian Development Fund (ADF 14) and the eighth regularized replenishment of the Technical Assistance Special Fund (TASF).2 The replenishment provides resources to finance the ADF grant program and the TASF operations from 2025-2028. As of 31 December 2024, total replenishment size is $4,995 million, of which $2,564 million will come from new donor contributions. Donors agreed to allocate $560 million out of the total donor contributions to TASF.3

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements
The financial statements of ADF are prepared in accordance with the accounting principles generally accepted in the United States of America (US GAAP).

Functional and Reporting Currency
The US dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of the ADF.

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions in currencies other than US dollars to be translated to the reporting currency using exchange rates applicable at the time of the transactions. Assets and liabilities are translated using the applicable exchange rates at the end of each reporting period. Translation adjustments relating to revaluation of assets and liabilities are reported as NET UNREALIZED LOSSES in the Statement of Income and Expenses.

[2]	ADB. 2024. Board of Governors’ Resolution No. 427: Thirteenth Replenishment of the Asian Development Fund and Eighth Regularized Replenishment of the Technical Assistance Special Fund. Manila.
[3]	US dollar equivalent based on exchange rates in Board of Governors’ Resolution No. 427.

ADF-7

continued
Investments for Liquidity Purpose

Investment securities and time deposits are classified as available for sale and are reported at fair value (FV). Unrealized gains and losses are reported in FUND BALANCES as part of Accumulated other comprehensive loss. Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales.

Interest income on investment securities and time deposits is recognized as earned, and reported net of amortizations of premiums and discounts.

Securities Purchased Under Resale Arrangements
ADF accounts for transfers of financial assets in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 860, “Transfers and Servicing.” Transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise the transfers are accounted for as resale agreements and collateralized financing arrangements. Under resale arrangements, securities purchased are recorded as assets and are not re-pledged.

Contributions and Contributed Resources
Upon effectivity of replenishment, contributions committed are recorded as Contributed Resources when the Instruments of Contribution are acknowledged and are made available for operational commitment. Contributions are generally paid in the currency of the contributor either in cash or promissory notes, based on agreed payment and encashment schedules.

Donors have the option to pay their contributions under the accelerated note encashment (ANE) program and receive a discount. ADF invests the cash generated from this program and the investment income is used to finance operations. The related contributions are recorded at the full undiscounted amount, and the discount is amortized over the standard encashment period of 10 years for ADF IX and ADF 12, 9 years for ADF X and ADF XI, and 11 years for ADF 13 and ADF 14.
Advanced Payments on Contributions

Payments received in advance or as qualified contributions that are not made available for operational commitment are recorded as advance payments on contributions and included under ACCOUNTS PAYABLE AND OTHER LIABILITIES.
Allowance for Credit Losses

When an available-for-sale (AFS) debt security’s fair value is lower than amortized cost, ADB recognizes impairment losses in earnings if ADB has the intent to sell the debt securities or if it is more likely than not that ADB will be required to sell the debt securities before recovery of the amortized cost. When ADB intends to hold or is not required to sell the debt securities, ADB will evaluate to determine if a credit loss exists. A portion of the decline in fair value below amortized cost basis due to credit-related factors will be recognized as an allowance for credit losses with a related charge to provision for credit losses. For certain financial assets, such as Due from Banks and Securities Purchased under Resale Arrangements, no expected loss is determined based on the credit quality.

A liability is recorded for off-balance sheet credit exposures for financial guarantees over the contractual period. ADB estimates the expected credit losses based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The expected credit losses are measured as the product of exposure at default (EAD), probability of default (PD), and loss given default (LGD).

ADF-7

continued
Grants and Undisbursed Grants

Grants are recognized as expense in the financial statements when they become effective. Upon completion of a project or cancellation of a grant, the corresponding undisbursed grant, if any, is reversed into Grants expenses.

Advances are provided from grants to the executing agency or co-operating institution, for the purpose of making payments for eligible expenses. The advances are subject to liquidation and charged against undisbursed commitments. Any unutilized portion is required to be returned to the fund. These are reported in ADVANCES FOR GRANTS.

Fair Value of Financial Instruments

ASC 820, “Fair Value Measurement” defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction cost.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:
Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting Estimates

The preparation of financial statements in accordance with US GAAP requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates. Judgements have been used in the valuation of certain financial instruments.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, ADF considers that its cash and cash equivalents are limited to DUE FROM BANKS, which consists of cash on hand and current accounts in banks used for (i) operational disbursements, (ii) receipt of funds from encashment of donor countries’ promissory notes, and (iii) clearing accounts.

ADF-7

continued
Accounting and Reporting Developments

In March 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2024-02, “Codification Improvements – Amendments to Remove References to the Concepts Statements”. This Update contains amendments to the Codification that remove references to various FASB Concepts Statements. The amendments in this Update are effective for public business entities for fiscal years beginning after 15 December 2024. For all other entities, the amendments are effective for fiscal years beginning after 15 December 2025. Early adoption is permitted for all entities. ADB does not expect the adoption of this Update to have a material impact on the financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity of funds invested. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.
ADB records time deposits on the settlement dates and all other investment securities on the trade date. As of 31 December 2024, there were no uncollected maturities ($79 million – 2023) included under OTHER ASSETS and no unsettled purchases ($62 million – 2023) included under ACCOUNTS PAYABLE AND OTHER LIABILITIES – Investment related payables.

The currency of the investment for liquidity purpose portfolio as of 31 December 2024 and 2023 is US dollar currency only.

The FV and amortized cost of investments for liquidity purpose as of 31 December 2024 and 2023 are as follows:

($ million)
	2024		2023
	Fair Value	Amortized Cost	Fair Value	Amortized Cost
Due in one year or less	$1,455	$1,469	$832	$841
Due after one year through five years	2,490	2,586	3,044	3,177
Due after five years through ten years	686	731	556	599
Due after ten years through fifteen years	6	6	–	–
Total	$4,637	$4,792	$4,432	$4,617
Additional information relating to investments in government or government-related obligations and corporate obligations classified as available for sale are as follows:

($ million)
	2024	2023
As of
Amortized cost	$4,503	$4,336
Fair value	4,348	4,151
Gross unrealized gains	4	11
Gross unrealized losses	(159)	(196)

ADF-7

continued

For the years ended 31 December	2024	2023
Change in net unrealized gains and losses from prior year	31	101
The rate of return on the average investments for liquidity purpose held during the year ended 31 December 2024, including securities purchased under resale arrangements, was 3.0% (2.7% – 2023) excluding unrealized gains and losses on investment securities, and 3.6% (5.0% – 2023) including unrealized gains and losses on investment securities.
The table below provides a listing of investments that sustained unrealized losses as of 31 December 2024 and 2023. There were 159 government or government-related obligations (198 – 2023) and 10 corporate obligations (13 – 2023) that have been in continuous losses for over one year.

($ million)
	One year or less		Over one year		Total
As of 31 December 2024	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Government or government- related obligations	$718	$17	$2,777	$135	$3,495	$153
Corporate Obligations	76	0	170	6	246	6
Total	$794	$17	$2,947	$141	$3,741	$159

Note: Numbers may not sum precisely because of rounding.

($ million)
	One year or less		Over one year		Total
As of 31 December 2024	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Government or government- related obligations	$120	$1	$3,206	$185	$3,326	$186
Corporate Obligations	13	0	260	10	273	10
Total	$133	$1	$3,466	$195	$3,599	$196
0 = less than $0.5 million.

As of 31 December 2024, ADB had the intent and ability to hold the AFS debt securities of which the fair value is lower than amortized cost. ADB also assessed and determined that the decline of fair value below the amortized cost basis of the AFS securities was not due to credit-related factors.

ADF-7

continued
Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 31 December 2024 and 2023 are as follows:

($ million)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
31 December 2024
Investments for liquidity purpose
Government or government-related obligations	$3,641	$3,470	$171	$–
Time deposits	289	–	289	–
Corporate obligations	707	707	–	–
Securities purchased under resale arrangements	24	–	24	–
Total at fair value	$4,661	$4,177	$484	$–

		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
31 December 2023
Investments for liquidity purpose
Government or government-related obligations	$3,565	$3,423	$142	$–
Time deposits	281	–	281	–
Corporate obligations	586	586	–	–
Securities purchased under resale arrangements	26	–	26	–
Total at fair value	$4,458	$4,009	$449	$–

If available, active market quotes are used to measure fair values of investment securities and related financial assets. Otherwise, they are categorized as Level 2 or Level 3, and valuation is provided by independent valuation services, custodians, and asset managers, or based on discounted cash flow model using market observable inputs, such as interest rates, foreign exchange rates, basis spreads, cross currency rates, and volatilities. Time deposits are reported at cost, which approximates FV.

NOTE D—GUARANTEES

ADB provides guarantees under the Private Sector Window (PSW) of the ADF. Such guarantees include credit guarantees where certain principal is covered. As of 31 December 2024, the guarantees have a maximum potential exposure of $6 million ($6 million – 2023) and an outstanding amount of $5 million ($3 million – 2023). The maximum potential exposure represents the undiscounted future payments that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the standby portion.

ADF-7

continued
NOTE E—RELATED PARTY TRANSACTIONS AND OTHER LIABILITIES

The OCR and special funds resources are at all times used, committed, and invested entirely separate from each other.

Included in Payable to related funds and other liabilities as of 31 December 2024 is the net amount of $29 million ($26 million – 2023) payable to OCR.
The payable to OCR represents the amount of administrative and operational expenses allocated to the ADF pending settlement (see Note H).

As of 31 December 2024, ADF guarantees to OCR under the PSW had a maximum potential exposure of $6 million ($6 million – 2023).

NOTE F—CONTRIBUTED RESOURCES AND ADVANCED CONTRIBUTIONS

In May 2024, the ADF received $293 million following the Board of Governors’ approval of the transfer of OCR’s 2023 net income allocation ($292 million – 2023).

ADF receives cash or nonnegotiable, noninterest-bearing demand obligations as payment for the contributions. Subject to certain restrictions imposed by applicable Board of Governors’ resolutions, demand obligations are encashable by ADB at par upon demand. The unencashed balance as of 31 December 2024 is reported as a reduction in the Fund Balances, which ADB currently expects to be encashed in varying amounts over the standard encashment period ending 31 December 2026 for ADF 12, 31 December 2031 for ADF 13 and 31 December 2035 for ADF 14.

As of 31 December 2024, a total of $1,917 million was committed and acknowledged for ADF 13, of which $1,577 million was made available for operational commitment and recorded in Contributed Resources.

Advance payments on contributions received from donors as of 31 December 2024 totaled $103 million ($108 million – 2023) and are presented under ACCOUNTS PAYABLE AND OTHER LIABILITIES. Of this amount, $50 million ($44 million – 2023) were received in cash, while the remaining $53 million ($64 million – 2023) were received in demand obligations and were also reported under OTHER ASSETS.

NOTE G—ACCUMULATED OTHER COMPREHENSIVE LOSS
Comprehensive (Loss) Income has two major components: net loss (ADF-2) and other comprehensive income (ADF-3). Other comprehensive income (loss) includes unrealized gains and losses on available for sale securities.

The following table presents the changes in Accumulated Other Comprehensive Loss balances for the years ended 31 December 2024 and 2023:

($ million)
	Accumulated Other
	Comprehensive Loss
	2024	2023
Balance, 1 January	$(1,685)	$(1,786)
Unrealized Holding Gains on Investments for Liquidity Purpose Other comprehensive income (loss) before reclassification	31	101
Balance, 31 December	$(1,654)	$(1,685)

ADF-7

continued
The were no reclassifications of Accumulated Other Comprehensive Loss to Income and Expenses for the years ended 31 December 2024 and 2023.

NOTE H—ADMINISTRATIVE EXPENSES

Administrative expenses represent administration charges allocated to ADF, which is an apportionment of all administrative expenses of ADB in the proportion of the relative volume of operational activities.
NOTE I—GRANTS AND UNDISBURSED GRANTS

Undisbursed grants are denominated in US dollars and represent effective grants not yet disbursed and unliquidated. During 2024, 48 grants (30 grants – 2023) became effective resulting in a total Grants expense of $833 million ($142 million – 2023), net of $80 million ($555 million – 2023) undisbursed grants that were reversed as reduction in grant expenses. The undisbursed grants of $3,044 million as of 31 December 2024 ($2,883 million – 2023) includes $385 million ($398 million – 2023) advances under grants.

The FV of undisbursed commitments approximates the amount outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE J—OTHER FAIR VALUE DISCLOSURES

As of 31 December 2024 and 2023, ADF has no assets or liabilities measured at FV on a non-recurring basis. See Notes C and I for discussions relating to investments for liquidity purpose and undisbursed grants, respectively. In all other cases, the carrying amounts of ADF’s assets and liabilities are considered to approximate FVs.

NOTE K—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2024 through 12 March 2025, the date these financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the ADF’s financial statements as of 31 December 2024.

TECHNICAL ASSISTANCE SPECIAL FUND
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for designing, implementing, and maintaining effective internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2024, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management concluded that ADB's internal control over financial reporting is effective as of 31 December 2024.
Masato Kanda
President

Roberta Casali
Vice-President (Finance and Risk Management)

Helen Hall
Controller

12 March 2025

Deloitte & Touche LLP Unique Entity No. T08LL0721A 6 Shenton Way OUE Downtown 2 #33-00 Singapore 068809 Tel: +65 6224 8288 Fax: +65 6538 6166 www.deloitte.com/sg

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of
Asian Development Bank

Opinion on Internal Control Over Financial Reporting
We have audited the internal control over financial reporting of Asian Development Bank (“ADB”) as of December 31, 2024, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, ADB maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We also have audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), the financial statements as of and for the years ended December 31, 2024 and 2023 of Asian Development Bank (“ADB”) – Technical Assistance Special Fund, and our report dated March 12, 2025 expressed an unmodified opinion on those financial statements.

Basis of Opinion
We conducted our audit in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting section of our report. We are required to be independent of ADB and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

Responsibilities of Management for Internal Control over Financial Reporting
ADB's management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Deloitte & Touche LLP (Unique Entity No T08LL0721A) is an accounting limited liability partnership registered in Singapore under the Limited Liability Partnerships Act (Chapter 163A)

Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting
Our objectives are to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects and to issue an auditor’s report that includes our opinion on internal control over financial reporting. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit of internal control over financial reporting conducted in accordance with GAAS will always detect a material weakness when it exists.
In performing an audit of internal control over financial reporting in accordance with GAAS, we:
•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•
Obtain an understanding of internal control over financial reporting, assess the risk that a material weakness exists, and test and evaluate the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting
ADB’s internal control over financial reporting is a process effected by management and directors of ADB, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Public Accountants and
Chartered Accountants
Singapore

March 12, 2025

Deloitte & Touche LLP Unique Entity No. T08LL0721A 6 Shenton Way OUE Downtown 2 #33-00 Singapore 068809 Tel: +65 6224 8288 Fax: +65 6538 6166 www.deloitte.com/sg

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of
Asian Development Bank

Opinion
We have audited the financial statements of Asian Development Bank (“ADB”) – Technical Assistance Special Fund, which comprise the statement of financial position as of December 31, 2024 and 2023, and the related statements of activities and changes in net assets, and cash flows for the years then ended, and the related notes to the financial statements.
In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of ADB - Technical Assistance Special Fund as of December 31, 2024 and 2023, and the changes in its net assets and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), ADB’s internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2025 expressed an unmodified opinion on ADB’s internal control over financial reporting.

Basis for Opinion
We conducted our audits in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ADB - Technical Assistance Special Fund and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB – Technical Assistance Special Fund’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Deloitte & Touche LLP (Unique Entity No T08LL0721A) is an accounting limited liability partnership registered in Singapore under the Limited Liability Partnerships Act (Chapter 163A)

Auditor’s Responsibility for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.
In performing an audit in accordance with GAAS, we:
•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB – Technical Assistance Special Fund’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Report on Supplemental Schedules
Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of statement of resources as of December 31, 2024, is presented for the purpose of additional analysis and is not a required part of the financial statements. This schedule is the responsibility of ADB's management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.
Such schedule has been subjected to the auditing procedures applied in our audits of the financial statements and certain additional procedures, including comparing and reconciling such schedule directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with GAAS. In our opinion, such schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Other Information Included in the Annual Report
Management is responsible for the other information included in the annual report. The other information comprises the information included in the annual report but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Public Accountants and
Chartered Accountants
Singapore

March 12, 2025

TASF-1

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
STATEMENT OF FINANCIAL POSITION
31 December 2024 and 2023
Expressed in Thousands of US Dollars

ASSETS	2024		2023
DUE FROM BANKS (Note H)		$7,553		$7,947
INVESTMENTS FOR LIQUIDITY PURPOSE
(Notes C, H and I) Government or government-related obligations	$352,280		$385,471
Time deposits	317,496		257,101
Corporate obligations	150,122	819,898	101,251	743,823
ACCRUED REVENUE		3,512		3,341
DUE FROM CONTRIBUTORS (Note F)		39,217		178,808
ADVANCES FOR TECHNICAL ASSISTANCE (Note E)		4,579		5,098
OTHER ASSETS (Notes C and D)		2,227		21,462
TOTAL		$876,986		$960,479

LIABILITIES AND UNCOMMITTED BALANCES
ACCOUNTS PAYABLE AND OTHER LIABILITIES
Payable to related funds (Note D)	$464		$277
Deferred credits (Note E)	–	$464	227	$504
UNDISBURSED TECHNICAL ASSISTANCE (Notes E and I)		782,952		746,676
TOTAL LIABILITIES		783,416		747,180
UNCOMMITTED BALANCES (TASF-2, Note F), represented by:
Net assets without donor restrictions		93,570		213,299
TOTAL		$876,986		$960,479

The accompanying Notes are an integral part of these financial statements (TASF-5).

TASF-2
ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Years Ended 31 December 2024 and 2023
Expressed in Thousands of US Dollars

	2024	2023
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS
CONTRIBUTIONS (TASF-4, Note F)	$110,000	$128,847

REVENUE
From investments for liquidity purpose—net (Note C)	37,901	38,567
From other sources (Notes D and E)	13,724	12,367
Total	161,625	179,781
EXPENSES
Technical assistance— net (Notes E and G)	(263,211)	(235,062)
Administrative expenses (Note D)	(11,347)	(9,652)
Financial expenses	(61)	(53)
Total	(274,619)	(244,767)
CONTRIBUTIONS AND REVENUE
LESS THAN EXPENSES	(112,994)	(64,986)
EXCHANGE LOSSES—net	(6,735)	(6,747)
DECREASE IN NET ASSETS	(119,729)	(71,733)
NET ASSETS AT BEGINNING OF YEAR	213,299	285,032
NET ASSETS AT END OF YEAR	$93,570	$213,299

The accompanying Notes are an integral part of these financial statements (TASF-5).

TASF-3
ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2024 and 2023
Expressed in Thousands of US Dollars

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Contributions received	$242,669	$216,266
Interest received on investments for liquidity purpose	31,713	27,325
Technical assistance disbursed	(227,184)	(192,478)
Financial expenses paid	(61)	(53)
Others—net	2,377	2,716
Net Cash Provided by Operating Activities	49,514	53,776
CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	9,373,904	3,916,041
Purchases of investments for liquidity purpose	(9,423,811)	(3,970,147)
Net Cash Used in Investing Activities	(49,907)	(54,106)
Effect of Exchange Rate Changes on Due from Banks	(1)	1
Net Decrease in Due from Banks	(394)	(329)
Due from Banks at Beginning of Year	7,947	8,276
Due from Banks at End of Year	$7,553	$7,947

The accompanying Notes are an integral part of these financial statements (TASF-5).

TASF-4

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
STATEMENT OF RESOURCES
31 December 2024
Expressed in Thousands of US Dollars

	C O N T R I B U T I O NS
		CUMULATIVE BALANCES
	Committed	Direct	Regularized
Contributor	during 2024	Voluntary	Replenishment[a]	TOTALS
Australia	$–	$2,484	$230,046	$232,531
Austria	–	159	19,417	19,576
Azerbaijan	–	–	430	430
Bangladesh	–	47	–	47
Belgium	–	1,394	8,535	9,929
Brunei Darussalam	–	–	1,051	1,051
Canada	–	3,346	96,280	99,626
China, People's Republic of	–	1,600	53,365	54,965
Denmark	–	1,963	9,919	11,881
Finland	–	237	11,096	11,333
France	–	1,697	65,030	66,727
Germany	–	3,315	95,376	98,690
Hong Kong, China	–	100	12,894	12,994
India	–	4,494	18,448	22,942
Indonesia	–	250	5,144	5,394
Ireland	–	–	11,817	11,817
Italy	–	774	54,591	55,366
Japan	–	47,710	857,684	905,394
Kazakhstan	–	–	940	940
Korea, Republic of	–	1,900	66,503	68,403
Luxembourg	–	–	4,332	4,332
Malaysia	–	909	3,275	4,184
Nauru	–	–	67	67
Netherlands	–	1,337	33,537	34,875
New Zealand	–	1,096	13,837	14,932
Norway	–	3,279	21,203	24,482
Pakistan	–	2,646	–	2,646
Philippines	–	–	668	668
Portugal	–	–	3,712	3,712
Singapore	–	1,100	3,081	4,181
Spain	–	190	25,867	26,057
Sri Lanka	–	6	–	6
Sweden	–	861	27,280	28,141
Switzerland	–	1,035	24,198	25,233
Taipei,China	–	200	9,765	9,965
Thailand	–	–	1,868	1,868
Türkiye	–	–	4,588	4,588
United Kingdom	–	5,617	128,613	134,230
United States	–	1,500	203,966	205,466
Total	–	91,248	2,128,420	2,219,668

Transfer to Asian Development Fund				(3,472)
Allocation from OCR Net Income	110,000			1,719,000
Other Resources[b]				286,321
TOTAL	$110,000			$4,221,518

Note: Numbers may not sum precisely because of rounding.
a
Represents TASF portion of contributions to the replenishment of the Asian Development Fund and the Technical Assistance Special Fund authorized by Governors' Resolution Nos. 182, 214, 300, 333, 357, 382 and 408, valued at Resolutions' rate.

b	Represents income and reimbursements, including net unrealized holding gains/losses.

TASF-5

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND NOTES TO FINANCIAL STATEMENTS
31 December 2024 and 2023

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB’s corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term corporate strategy to 2030—Strategy 2030. Under Strategy 2030, ADB’s vision is to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific, while sustaining its efforts to eradicate extreme poverty. ADB will continue to prioritize the region’s poorest and most vulnerable countries. ADB provides financial and technical assistance for projects and programs, which will contribute to achieve this purpose. These are financed through ordinary capital resources (OCR) and special funds.1
The Technical Assistance Special Fund (TASF) was established to provide technical assistance on a grant basis to DMCs of the ADB and for regional technical assistance. TASF resources consist of regularized replenishments and direct voluntary contributions by members, allocations from the net income of OCR, and revenue from investments and other sources.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, Exemption from Taxation, of the Charter.
Replenishments
In November 2020, the Board of Governors adopted a resolution providing for the 12th replenishment of the Asian Development Fund and the seventh regularized replenishment of the Technical Assistance Special Fund (ADF 13).2 The replenishment which became effective on 8 June 2021 provides grant financing to eligible recipients from 2021 to 2024. Donors agreed to allocate $517 million to TASF out of the total replenishment. As of 31 December 2024, TASF received contribution commitments from 32 donors totaling
$517 million, or 100% of the total commitment.
In September 2024, the Board of Governors adopted a resolution for the 13th replenishment of the ADF and the eighth regularized replenishment of the TASF (ADF 14).3 The replenishment will provide grant financing to eligible recipients from 2025 to 2028. Donors agreed to allocate $560 million to TASF out of the total replenishment.
NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of Financial Statements

The financial statements of the TASF are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), and are presented on the basis of those for not-for- profit organizations.
TASF reports donors’ contributions of cash and other assets as assets without donor restrictions as these are made available to TASF without conditions other than for the purpose of pursuing its objectives.

[1]
Special funds refer to Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Asian Development Bank Institute (ADBI), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF).

[2]	ADB. 2020. Board of Governors’ Resolution No. 408: Twelfth Replenishment of the Asian Development Fund and Seventh Regularized Replenishment of the Technical Assistance Special Fund.
[3]	ADB. 2024. Board of Governors’ Resolution No. 427 – Thirteenth Replenishment of the Asian Development Fund and Eighth Regularized Replenishment of the Technical Assistance Special Fund.

TASF-5
continued

Functional and Reporting Currency
The US dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of the TASF.

Translation of Currencies
ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions denominated in non-US dollar currencies to be translated to the reporting currency using exchange rates applicable at the time of the transactions. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. At the end of each accounting month, translations of assets and liabilities which are denominated in non-US dollar currencies are adjusted using the applicable exchange rates at the end of the reporting period. These translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.

Investments for Liquidity Purpose

All investments held by TASF are reported at fair value (FV). Interest income earned, realized and unrealized gains and losses are included in REVENUE From investments for liquidity purpose.

Contributions

The contributions from donors and the allocations from OCR net income are included in the financial statements from the date of the acknowledgement by the President or effectiveness of the regularized replenishment, whichever comes later and the Board of Governors’ approval, respectively.
Technical Assistance and Related Undisbursed Balance
Technical assistance (TA) is recognized as expense in the financial statements when the project becomes effective. Upon completion or cancellation of a TA project, any undisbursed commitment balance is reversed. TA expenses are also reversed accordingly.

Advances are provided from TA to the executing agency or co-operating institution, for the purpose of making payments for eligible expenses. The advances are subject to liquidation and charged against undisbursed commitments. Any unutilized portion is required to be returned to the fund. These are included in ADVANCES FOR TECHNICAL ASSISTANCE.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

TASF-5

continued

The FVs of ADB’s financial assets and liabilities are categorized as follows:
Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.
Accounting Estimates

The preparation of financial statements in accordance with US GAAP requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities, and uncommitted balances as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the TASF considers that its cash and cash equivalents are limited to DUE FROM BANKS, which consists of cash on hand and current accounts in banks used for (i) operational disbursements, (ii) receipt of funds from encashment of donor countries’ promissory notes, and (iii) clearing accounts.

Accounting and Reporting Developments

In March 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2024-02, “Codification Improvements – Amendments to Remove References to the Concepts Statements”. This Update contains amendments to the Codification that remove references to various FASB Concepts Statements. The amendments in this Update are effective for public business entities for fiscal years beginning after 15 December 2024. For all other entities, the amendments are effective for fiscal years beginning after 15 December 2025. Early adoption is permitted for all entities. ADB does not expect the adoption of this Update to have a material impact on the financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE
The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investments for liquidity purpose held by TASF are reported at FV. Interest income earned, realized and unrealized gains and losses are included in REVENUE From investments for liquidity purpose. During 2024, REVENUE From investments for liquidity purpose of $37,901,000 ($38,567,000 – 2023) included income from securities, time deposits and corporate obligations of $31,955,000 ($26,740,000 – 2023) and unrealized investment holding gains of $5,946,000 ($11,827,000 – 2023).

The currency composition of the investment for liquidity purpose portfolio as of 31 December 2024 and 2023 is US dollar currency only.

The rate of return on the average investments for liquidity purpose held during the year ended 31 December 2024 was 4.7% (5.2% – 2023).

TASF-5

continued

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets by contractual maturity as of 31 December 2024 and 2023 are as follows:

($ thousand)
	2024			2023
Investments for liquidity purpose	0-1 year	> 1 year	Total	0-1 year	> 1 year	Total
Government or government-related obligations	$64,658	$287,622	$352,280	$112,976	$272,495	$385,471
Time deposits	317,496	–	317,496	257,101	–	257,101
Corporate obligations	49,773	100,349	150,122	–	101,251	101,251
Total at fair value	$431,927	$387,971	$819,898	$370,077	$373,746	$743,823

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 31 December 2024 and 2023 are as follows:
($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
2024
Investments for liquidity purpose Government or government- related obligations	$352,280	$299,736	$52,544	$–
Time deposits	317,496	–	317,496	–
Corporate obligations	150,122	150,122	–	–
Total at fair value	$819,898	$449,858	$370,040	$–

2023
Investments for liquidity purpose Government or government- related obligations	$385,471	$313,752	$71,719	$–
Time deposits	257,101	–	257,101	–
Corporate obligations	101,251	101,251	–	–
Total at fair value	$743,823	$415,003	$328,820	$–

If available, investments are fair valued based on active market quotes. These include government or government-related obligations. Time deposits are reported at cost, which approximates FV.

ADB records time deposits on the settlement dates and all other investment securities on the trade date. As of 31 December 2024, there were no uncollected maturities ($20,150,000 – 31 December 2023) included under OTHER ASSETS.

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and Special Funds resources are at all times used, committed, and invested entirely separately from each other. Under the five most recent replenishments, a specific portion of the total contributions is allocated to the TASF as regularized replenishments. ADF receives the contributions from members and subsequently transfers the specified portion to the TASF. Regional technical assistance projects and program activities may be cofinanced by ADB’s other special funds and trust funds administered by ADB. Interfund accounts are settled regularly between the TASF and the other funds.

TASF-5

continued

ADB does not allocate any service fees to TASF for administering TA which involves a range of personnel services. The TASF has estimated the FV of personnel services involved in administering TA projects to be 5% of amounts disbursed for TA projects. For the year ended 31 December 2024, the calculated service fee was $11,347,000 ($9,652,000 – 2023) recorded as Administrative expenses under EXPENSES, and REVENUE From other sources. The transaction has no impact on the net assets of TASF.
The interfund account balances included in OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 31 December 2024 and 2023 are as follows:

($ thousand)
	2024	2023
Receivable from:
Climate Change Fund—net	$265	$–
Regional Cooperation and Integration Fund—net	154	54
Japan Special Fund	68	2
Financial Sector Development Partnership Special Fund	7	13
Trust Funds—net	1,722	1,182
Total	$2,216	$1,251

Payable to:
Ordinary capital resources—net	$463	$217
Climate Change Fund—net	–	10
Total	$463	$227

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED TECHNICAL ASSISTANCE
Undisbursed TAs are denominated in US dollars and represent effective TAs not yet disbursed and unliquidated. During 2024, 199 TA projects and 167 supplementary TA (156 TA projects and 122 supplementary TA – 2023) became effective resulting in a total TA expense of $263,211,000 ($235,062,000 – 2023), net of $21,495,000 ($15,999,000 – 2023) undisbursed TA that were reversed as a reduction in TA expenses.

The FV undisbursed commitments approximates the amounts outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

ADB normally finances all TA on a grant basis. However, some TA operations are subject to the recovery of the full cost of the TA or provided on a reimbursable basis. During 2024, there were $2,232,000 TA reimbursements ($2,508,000 – 2023) that were included in REVENUE From other sources.
As of 31 December 2024, there were no reimbursable TA received in advance of the TA effectiveness ($157,000 – 2023) that were included in ACCOUNTS PAYABLE AND OTHER LIABILITIES.

TASF-5

continued

NOTE F—CONTRIBUTIONS AND UNCOMMITTED BALANCES
During the year ended 31 December 2024, TASF received total contributions of $110,000,000 ($128,847,000 – 2023) from OCR’s 2023 net income allocation following the Resolution of the Board of Governors in May 2024. During the year, TASF received cash and promissory notes from ADF replenishments and direct voluntary, comprising of the following:

($ thousand)
	2024	2023
Direct Voluntary	$70	$–

Regularized Replenishments
ADF 13	$152,854	$120,074
ADF 12	–	4,930
ADF IX	–	59
	152,854	125,063

Total	$152,924	$125,063

Total contributions not yet received and reported as DUE FROM CONTRIBUTORS are as follows:

($ thousand)
	2024	2023
Direct Voluntary	$–	$70

Regularized Replenishments
ADF 13	$15,779	$155,070
ADF X	19,342	19,535
ADF IX	4,096	4,133
	39,217	178,738

Total	$39,217	$178,808

Some of the direct contributions received can be subject to restricted procurement sources, while some are given on condition that the technical assistance be made on a reimbursable basis. The total contributions received for the years ended 31 December 2024 and 2023 were without any restrictions.

Uncommitted balances comprise amounts which have not been committed by ADB as of 31 December 2024 and 2023. These balances include approved TA projects/programs that are not yet effective.

TASF-5

continued

NOTE G—TECHNICAL ASSISTANCE EXPENSES
TA expenses are classified according to their nature using the budget allocation specified in the relevant TA agreement for the TAs that became effective during the year. The details of TA expenses for the years ended 31 December 2024 and 2023 are as follows:

($ thousand)
	2024	2023
Consultants	$221,577	$197,692
Trainings and seminars	40,090	27,486
Studies	6,105	6,056
Equipment	1,615	2,899
Other expenses—net [a]	(6,176)	929
Total	$263,211	$235,062

[a]	Net of undisbursed commitment balances that were reversed as a reduction in TA expenses. (See Note E).

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of TASF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, TASF invests cash in excess of daily requirements in short-term investments.

As of 31 December 2024, TASF has liquidity of $439,480,000 ($378,024,000 – 2023) consisting of DUE FROM BANKS of $7,553,000 ($7,947,000 – 2023), INVESTMENTS FOR LIQUIDITY PURPOSE in Time deposits of $317,496,000 ($257,101,000 – 2023), Government or government-related obligations of $64,658,000 ($112,976,000 – 2023), and Corporate obligations of $49,773,000 (nil – 31 December 2023), available within one year from the balance sheet date to meet cash needs for general expenditure.
NOTE I—OTHER FAIR VALUE DISCLOSURES

As of 31 December 2024 and 2023, TASF has no assets or liabilities measured at FV on a non-recurring basis. See Notes C and E for discussions relating to investments for liquidity purpose and undisbursed technical assistance, respectively. In all other cases, the carrying amount of TASF’s assets and liabilities is considered to approximate FV.

NOTE J—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2024 through 12 March 2025, the date these financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the TASF’s financial statements as of 31 December 2024

JAPAN SPECIAL FUND
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for designing, implementing, and maintaining effective internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2024, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management concluded that ADB's internal control over financial reporting is effective as of 31 December 2024.

Masato Kanda
President

Roberta Casali
Vice-President (Finance and Risk Management)

Helen Hall
Controller

12 March 2025

Deloitte & Touche LLP Unique Entity No. T08LL0721A 6 Shenton Way OUE Downtown 2 #33-00 Singapore 068809 Tel: +65 6224 8288 Fax: +65 6538 6166 www.deloitte.com/sg

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of
Asian Development Bank

Opinion on Internal Control Over Financial Reporting
We have audited the internal control over financial reporting of Asian Development Bank (“ADB”) as of December 31, 2024, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, ADB maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We also have audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), the financial statements as of and for the years ended December 31, 2024 and 2023 of Asian Development Bank (“ADB”) – Japan Special Fund, and our report dated March 12, 2025 expressed an unmodified opinion on those financial statements.

Basis of Opinion

We conducted our audit in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting section of our report. We are required to be independent of ADB and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

Responsibilities of Management for Internal Control over Financial Reporting
ADB's management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Deloitte & Touche LLP (Unique Entity No T08LL0721A) is an accounting limited liability partnership registered in Singapore under the Limited Liability Partnerships Act (Chapter 163A)

Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting
Our objectives are to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects and to issue an auditor’s report that includes our opinion on internal control over financial reporting. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit of internal control over financial reporting conducted in accordance with GAAS will always detect a material weakness when it exists.
In performing an audit of internal control over financial reporting in accordance with GAAS, we:
•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•
Obtain an understanding of internal control over financial reporting, assess the risk that a material weakness exists, and test and evaluate the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting
ADB’s internal control over financial reporting is a process effected by management and directors of ADB, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Public Accountants and
Chartered Accountants
Singapore

March 12, 2025

Deloitte & Touche LLP Unique Entity No. T08LL0721A 6 Shenton Way OUE Downtown 2 #33-00 Singapore 068809 Tel: +65 6224 8288 Fax: +65 6538 6166 www.deloitte.com/sg

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of
Asian Development Bank

Opinion
We have audited the financial statements of Asian Development Bank (“ADB”) – Japan Special Fund, which comprise the statements of financial position as of December 31, 2024 and 2023, and the related statements of activities and changes in net assets, and cash flows for the years then ended, and the related notes to the financial statements.
In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of ADB - Japan Special Fund as of December 31, 2024 and 2023, and the changes in its net assets and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), ADB’s internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2025 expressed an unmodified opinion on ADB’s internal control over financial reporting.

Basis for Opinion
We conducted our audits in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ADB - Japan Special Fund and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB – Japan Special Fund’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Deloitte & Touche LLP (Unique Entity No T08LL0721A) is an accounting limited liability partnership registered in Singapore under the Limited Liability Partnerships Act (Chapter 163A)

Auditor’s Responsibility for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.
In performing an audit in accordance with GAAS, we:
•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB – Japan Special Fund’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Other Information Included in the Annual Report
Management is responsible for the other information included in the annual report. The other information comprises the information included in the annual report but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Public Accountants and
Chartered Accountants
Singapore

March 12, 2025

		JSF-1

ASIAN DEVELOPMENT BANK— JAPAN SPECIAL FUND STATEMENT OF FINANCIAL POSITION 31 December 2024 and 2023 Expressed in Thousands of US Dollars
	2024	2023
ASSETS
DUE FROM BANKS (Note H)	$1,046	$4,959
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C, H and I)
Time deposits	123,205	114,664

ACCRUED REVENUE	929	157

ADVANCES FOR TECHNICAL ASSISTANCE (Note E)	2	–
TOTAL	$125,182	$119,780

LIABILITIES AND NET ASSETS

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Payable to related funds (Note D)	$92		$17
Accrued expenses	20	$112	10	$27
UNDISBURSED TECHNICAL ASSISTANCE (Notes E and I)		14,192		7,630

TOTAL LIABILITIES		14,304		7,657

UNCOMMITTED BALANCES (JSF-2, Note F), represented by:
Net assets without donor restrictions		110,878		112,123
TOTAL		$125,182		$119,780
The accompanying Notes are an integral part of these financial statements (JSF-4).

JSF-2

ASIAN DEVELOPMENT BANK— JAPAN SPECIAL FUND
STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Years Ended 31 December 2024 and 2023
Expressed in Thousands of US Dollars

	2024	2023
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS
REVENUE
From investments for liquidity purpose (Note C)	$6,512	$5,782
From other sources	72	250
Total	6,584	6,032
EXPENSES
Technical assistance (Notes E and G)	(7,750)	(4,000)
Administrative expenses (Note G)	(79)	(78)
Total	(7,829)	(4,078)
REVENUE (LESS THAN) IN EXCESS OF EXPENSES	(1,245)	1,954
EXCHANGE LOSSES—net	(0)	(0)
(DECREASE) INCREASE IN NET ASSETS	(1,245)	1,954
NET ASSETS AT BEGINNING OF PERIOD	112,123	110,169
NET ASSETS AT END OF PERIOD	$110,878	$112,123
0 = Less than $500.
The accompanying Notes are an integral part of these financial statements (JSF-4).

		JSF-3
ASIAN DEVELOPMENT BANK— JAPAN SPECIAL FUND STATEMENT OF CASH FLOWS For the Years Ended 31 December 2024 and 2023 Expressed in Thousands of US Dollars
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Interest received on investments for liquidity purpose	$5,740	$5,742
Net cash received from other sources	72	250
Technical assistance disbursed	(1,103)	(370)
Administrative expenses paid	(81)	(65)

Net Cash Provided by Operating Activities	4,628	5,557

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	1,813,102	5,584,667
Purchases of investments for liquidity purpose	(1,821,643)	(5,590,409)

Net Cash Used in Investing Activities	(8,541)	(5,742)
Decrease in Due From Banks	(3,913)	(185)
Due from Banks at Beginning of Year	4,959	5,144
Due from Banks at End of Year	$1,046	$4,959

The accompanying Notes are an integral part of these financial statements (JSF-4).

JSF-4

ASIAN DEVELOPMENT BANK— JAPAN SPECIAL FUND
NOTES TO FINANCIAL STATEMENTS
31 December 2024 and 2023

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB’s corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term corporate strategy to 2030—Strategy 2030. Under Strategy 2030, ADB’s vision is to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific, while sustaining its efforts to eradicate extreme poverty. ADB will continue to prioritize the region’s poorest and most vulnerable countries. ADB provides financial and technical assistance for projects and programs, which will contribute to achieve this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.1

The Japan Special Fund (JSF) was established in March 1988 when the Government of Japan and ADB entered into a financial arrangement whereby the Government of Japan agreed to make an initial contribution and ADB became the administrator. The purpose of JSF is to help developing member countries (DMCs) of ADB restructure their economies in the light of changing global environment and to broaden their investment opportunities.

In 2009, due to the global conditions and to align the assistance provided by GOJ through other multilateral development banks, JSF’s role and function was transferred to the Japan Fund for Poverty Reduction to cover support for ADB’s technical assistance (TA) operations.

In January 2022, JSF operations are resumed to maximize its benefits in supporting the needs of ADB’s DMCs through TA operations.

The Asian Currency Crisis Support Facility (ACCSF), funded by the Government of Japan, was established in March 1999 for a three-year period as a separate special-purpose component to JSF to complement ADB's assistance in the economic recovery of crisis-affected member countries. With the general fulfillment of the purpose of the facility, the government of Japan and ADB agreed to terminate the ACCSF in March 2002 and all projects were financially completed in 2011. In November 2021, the ACCSF account was closed after transferring its residual balance of $39,447,000 to JSF’s account, with this residual balance forming part of JSF and being used for JSF’s general objectives.

In October 2024, the Board of Directors approved the establishment of the Japan Special Fund Innovative Finance Facility for Climate in Asia and the Pacific Financing Partnership Facility (IF-CAP) Window (JSF IFCAP Window) as a separate, special-purpose component of the JSF to channel the contribution of the Government of Japan to IF-CAP.2

ADB is immune from taxation pursuant to Chapter VIII, Article 56, Exemption from Taxation, of the Charter.

[1]
Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Asian Development Bank Institute (ADBI), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF).

[2]
In the event of a nonaccrual in the reference portfolio under the IF-CAP Guarantee Mechanism, the Government of Japan’s payment of its share of risk participation will be channeled through the JSF IF-CAP Window.

JSF-4
continued

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the JSF are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), and are presented on the basis of those for not-for-profit organizations and as net assets with and without donor restrictions.

The JSF reports donor’s contributed cash and other assets as support without donor restrictions as these are made available to the JSF without conditions other than for the purposes of pursuing the objectives of the JSF.

Functional and Reporting Currency

The US dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of the JSF.

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions denominated in non-US dollar currencies to be translated to the reporting currency using exchange rates applicable at the time of the transactions. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. At the end of each accounting month, translations of assets and liabilities which are denominated in non-US dollar currencies are adjusted using the applicable exchange rates at the end of the reporting period. These translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.

Investments for Liquidity Purpose

All investments held by JSF are reported at fair value (FV). Interest income on time deposits is recognized as earned and reported in REVENUE FROM INVESTMENTS FOR LIQUIDITY PURPOSE.

Technical Assistance and Related Undisbursed Balance

TA is recognized as expense in the financial statements when the project becomes effective. Upon completion or cancellation of a TA project, any undisbursed committed balance is reversed. TA expenses are also reversed accordingly.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

JSF-4
continued

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting Estimates

The preparation of financial statements in accordance with US GAAP requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

Accounting and Reporting Developments

In March 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2024-02, “Codification Improvements – Amendments to Remove References to the Concepts Statements”. This Update contains amendments to the Codification that remove references to various FASB Concepts Statements. The amendments in this Update are effective for public business entities for fiscal years beginning after 15 December 2024. For all other entities, the amendments are effective for fiscal years beginning after 15 December 2025. Early adoption is permitted for all entities. ADB does not expect the adoption of this Update to have a material impact on the financial statements.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the JSF considers that its cash and cash equivalents are limited to DUE FROM BANKS, which pertain to current accounts in banks used for operational disbursements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity of funds invested. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investments for liquidity purpose held as of 31 December 2024 and 2023 were in US dollar time deposits.

The rate of return on the average investments for liquidity purpose held during the year ended 31 December 2024, based on the portfolio held at the beginning and end of each month, was 5.4% (5.2% – 2023).

JSF-4

continued

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 31 December 2024 and 2023 is as follows:

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
2024
Investments for liquidity purpose
Time deposits	$123,205	$–	$123,205	$–

2023
Investments for liquidity purpose
Time deposits	$114,664	$–	$114,664	$–

Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to JSF are settled regularly with OCR and other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds.
The interfund account balances included in ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 31 December 2024 and 2023 are as follows:

($ thousand)
	2024	2023
Payable to:
Ordinary capital resources—net	$9	$15
Technical Assistance Special Fund	68	2
Trust Funds	15	–
Total	$92	$17

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED TECHNICAL ASSISTANCE

For the year ended 31 December 2024, two TA projects and three supplementary TAs (two TA projects –2023) became effective resulting in a total TA expense of $7,750,000 ($4,000,000 – 2023).

Undisbursed TA are denominated in US dollars and represent effective TA projects not yet disbursed and unliquidated. The undisbursed TA of $14,192,000 as of 31 December 2024 ($7,630,000 – 31 December 2023) includes $2,000 (nil – 31 December 2023) advances for TA.

JSF-4
continued

NOTE F—UNCOMITTED BALANCES

Uncommitted balances comprise amounts which have not been committed by ADB as of 31 December 2024 and 2023.
NOTE G—EXPENSES

Technical assistance

TA expenses are classified according to its nature using the budget allocation specified in the relevant TA agreement for the TA projects that became effective during the year. The details of TA expenses for the years ended 31 December 2024 and 2023 are as follows:
($ thousand)
	2024	2023
Consultants	$5,355	$2,603
Trainings and seminars	1,189	498
Studies	445	39
Other expenses	761	860
Total	$7,750	$4,000

Administrative expenses

Administrative expenses include salaries and benefits, and audit fees, which are incurred for management and general supporting activities. The following table summarizes administrative expenses for the years ended 31 December 2024 and 2023:

($ thousand)
	2024	2023
Salaries and benefits	$59	$57
Audit fees	20	21
Total	$79	$78

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of JSF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, JSF invests cash in excess of daily requirements in short-term investments.

As of 31 December 2024, the JSF has liquidity of $124,251,000 ($119,623,000 – 2023) consisting of DUE FROM BANKS of $1,046,000 ($4,959,000 – 2023) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $123,205,000 ($114,664,000 – 2023), available within one year of the balance sheet date to meet cash needs for general expenditure.

JSF-4
continued

NOTE I—OTHER FAIR  VALUE DISCLOSURES

As of 31 December 2024 and 2023, JSF has no assets or liabilities measured at FV on a non-recurring basis. See Note C and E for discussions relating to investments for liquidity purpose and undisbursed technical assistance, respectively. In all other cases, the carrying amount of JSF’s assets and liabilities is considered to approximate FV.

NOTE J—SUBSEQUENT EVENTS
ADB has evaluated subsequent events after 31 December 2024 through 12 March 2025, the date these financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the JSF’s financial statements as of 31 December 2024.

Deloitte & Touche LLP Unique Entity No. T08LL0721A 6 Shenton Way OUE Downtown 2 #33-00 Singapore 068809 Tel: +65 6224 8288 Fax: +65 6538 6166 www.deloitte.com/sg

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of
Asian Development Bank

Opinion
We have audited the financial statements of Asian Development Bank (“ADB”) – Asian Development Bank Institute, which comprise the statements of financial position as of December 31, 2024 and 2023, and the related statements of activities and changes in net assets, and cash flows for the years then ended, and the related notes to the financial statements.
In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of ADB - Asian Development Bank Institute as of December 31, 2024 and 2023, and the changes in its net assets and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ADB - Asian Development Bank Institute and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB – Asian Development Bank Institute’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Deloitte & Touche LLP (Unique Entity No T08LL0721A) is an accounting limited liability partnership registered in Singapore under the Limited Liability Partnerships Act (Chapter 163A)

Auditor’s Responsibility for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.
In performing an audit in accordance with GAAS, we:
•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB – Asian Development Bank Institute’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Other Information Included in the Annual Report
Management is responsible for the other information included in the annual report. The other information comprises the information included in the annual report but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.
In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Public Accountants and
Chartered Accountants
Singapore

March 12, 2025

ADBI-1

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
STATEMENT OF FINANCIAL POSITION
31 December 2024 and 2023
Expressed in Thousands of US Dollars

	2024		2023
ASSETS
DUE FROM BANKS (Note J)		$10,259		$13,514

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and J)
Time deposits		11,640		10,733

PROPERTY, FURNITURE, AND EQUIPMENT (Notes D and E)
Property, Furniture, and Equipment	$4,677		$7,167
Less—allowance for depreciation	2,003	2,674	2,140	5,027

DUE FROM CONTRIBUTORS (Note F)		4,452		5,602

LONG-TERM GUARANTEE DEPOSITS (Note E)		908		1,009

OTHER ASSETS		470		818

TOTAL		$30,403		$36,703

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Accrued pension and postretirement medical benefit costs (Note I)	$3,621		$3,850
Asset reinstatement obligations (Note E)	1,275		767
Lease liability (Note E)	2,190		4,522
Others	1,463	$8,549	1,399	$10,538

UNCOMMITTED BALANCES (ADBI-2), represented by:
Net assets without donor restrictions	20,631		24,965
Net assets with donor restrictions (Note G)	1,223	21,854	1,200	26,165

TOTAL		$30,403		$36,703
The accompanying Notes are an integral part of these financial statements (ADBI-4).

ADBI-2

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Years Ended 31 December 2024 and 2023
Expressed in Thousands of US Dollars

	2024	2023
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS
CONTRIBUTIONS (Note F)	$10,571	$13,070

REVENUE
From rental (Notes E and G)	234	250
From investments for liquidity purpose (Note C)	600	552
From other sources—net (Notes G and H)	591	778

NET ASSETS RELEASED FROM ASSETS WITH DONOR RESTRICTIONS (Note G)	336	334

Total	12,332	14,984

EXPENSES
Administrative expenses (Notes G and H)	(9,149)	(8,344)
Program expenses (Note G)	(6,451)	(6,876)

Total	(15,600)	(15,220)

CONTRIBUTIONS AND REVENUE LESS THAN EXPENSES	(3,268)	(236)

EXCHANGE LOSSES—net	(1,523)	(911)

TRANSLATION ADJUSTMENTS	322	(456)

POST RETIREMENT BENEFIT LIABILITY ADJUSTMENTS	135	226

DECREASE IN NET ASSETS WITHOUT DONOR RESTRICTIONS	(4,334)	(1,377)

CHANGES IN NET ASSETS WITH DONOR RESTRICTIONS

REVENUE FROM OTHER SOURCES (Note G)	359	1,244

NET ASSETS RELEASED TO ASSETS WITHOUT DONOR RESTRICTIONS (Note G)	(336)	(334)

INCREASE IN NET ASSETS WITH DONOR RESTRICTIONS	23	910

DECREASE IN NET ASSETS	(4,311)	(467)

NET ASSETS AT BEGINNING OF YEAR	26,165	26,632

NET ASSETS AT END OF YEAR	$21,854	$26,165
The accompanying Notes are an integral part of these financial statements (ADBI-4).

ADBI-3

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2024 and 2023
Expressed in Thousands of US Dollars

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Contributions received	$11,463	$12,671
Interest received on investments for liquidity purpose	607	521
Expenses paid	(15,054)	(15,254)
Others—net	118	634

Net Cash Used in Operating Activities	(2,866)	(1,428)

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	325,894	380,148
Purchases of investments for liquidity purpose	(326,801)	(379,768)
Property, furniture, and equipment acquired	(109)	(257)

Net Cash (Used in) Provided by Investing Activities	(1,016)	123

Effect of Exchange Rate Changes on Due from Banks	627	(583)

Net Decrease in Due From Banks	(3,255)	(1,888)

Due From Banks at Beginning of Year	13,514	15,402

Due From Banks at End of Year	$10,259	$13,514

The accompanying Notes are an integral part of these financial statements (ADBI-4).

ADBI-4

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
NOTES TO FINANCIAL STATEMENTS
31 December 2024 and 2023

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB’s corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term corporate strategy to 2030—Strategy 2030. Under Strategy 2030, ADB’s vision is to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific, while sustaining its efforts to eradicate extreme poverty. ADB will continue to prioritize the region’s poorest and most vulnerable countries. ADB provides financial and technical assistance for projects and programs, which will contribute to achieve this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.1

In 1996, ADB approved the establishment of the Asian Development Bank Institute (the Institute) in Tokyo, Japan as a subsidiary body of ADB. The Institute commenced its operations upon the receipt of the first funds from Japan on 24 March 1997, and it was inaugurated on 10 December 1997. The Institute’s funds may consist of voluntary contributions, donations, and grants from ADB members, non-government organizations, and foundations. The special fund for the Institute is administered by ADB. The objectives of the Institute, as defined under its Statute, are to identify effective development strategies and capacity improvement for sound development management in developing member countries.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, Exemption from Taxation, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the Institute are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), and are presented on the basis of those for not-for- profit organizations.

The Institute reports donor’s contributed cash and other assets as support without donor restrictions as these are made available to the Institute without conditions other than for the purposes of pursuing the objectives of the Institute.

The Institute reports donor’s contributed cash and other assets as support with donor restrictions if they are received with donor stipulations that limit the use of the donated assets. When the donor restriction expires, that is, when a stipulated time or purpose restriction is accomplished, net assets with donor restrictions are reclassified to net assets without donor restrictions and reported in the Statement of Activities and Changes in Net Assets as NET ASSETS RELEASED TO ASSETS WITHOUT DONOR RESTRICTIONS.

Functional Currency and Reporting Currency

The functional currency of the Institute is yen, representing the currency of primary economic operating environment of the Institute. The reporting currency is the US dollar and the financial statements are expressed in US dollars.

1
Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Asian Development Bank Institute (ADBI), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF).

ADBI-4
continued

Translation of Currencies

Assets and liabilities are translated from the functional currency to the reporting currency at the applicable exchange rates at the end of a reporting period. Commitments included in the financial statements during the year are recognized at the applicable exchange rates as of the end of the month of commitment. Revenue and expense amounts are translated at the applicable exchange rates at the end of each month; such practice approximates the application of average rates in effect during the period. Translation adjustments are recorded as TRANSLATION ADJUSTMENTS and included in CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS.

Monetary assets and liabilities denominated in currency other than yen are translated into yen at year-end exchange rates. Exchange gains and losses are recorded as EXCHANGE LOSSES—net and included in the CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS.

Investments for Liquidity Purpose

All investments held by the Institute are reported at fair value (FV). Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

Property, Furniture, and Equipment

Property, furniture, and equipment, except right-of-use asset, are stated at cost and depreciated over their estimated useful lives using the straight-line method. Maintenance, repairs and minor betterments are charged to expense. Expenditures amounting to more than $30,000 for a single asset or a combination of assets forming an integral part of a separate asset are capitalized.

Operating Lease

Right-of-use asset mainly pertains to lease of office space, classified as operating lease. The Institute does not have any finance lease. Right-of-use asset is derived from the lease liability, which is the present value of future lease payments using the applicable discount rate, adjusted by prepaid rent and deferred rent. Operating lease expenses are recognized on a straight-line basis.

The Institute determines whether a contract contains a lease if the contract conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for a consideration. The Institute has included renewal options in determining the lease term when it is reasonably certain that the renewal option will be exercised. The Institute elects to use risk-free rate as the discount rate in determining the present value of future lease payments.

Contributions

Contributions from donors are included in the financial statements from the date committed.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction cost.

ADBI-4
continued

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting Estimates

The preparation of financial statements in accordance with US GAAP requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

Accounting and Reporting Developments

In March 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2024-02, “Codification Improvements – Amendments to Remove References to the Concepts Statements”. This Update contains amendments to the Codification that remove references to various FASB Concepts Statements. The amendments in this Update are effective for public business entities for fiscal years beginning after 15 December 2024. For all other entities, the amendments are effective for fiscal years beginning after 15 December 2025. Early adoption is permitted for all entities. ADB does not expect the adoption of this Update to have a material impact on the financial statements.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the Institute considers that its cash and cash equivalents are limited to DUE FROM BANKS, which consists of cash on hand and current accounts in banks used for operational disbursements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity of funds invested. Subject to these parameters, ADB seeks the highest possible return on the Institute’s investments. Investments are governed by the Investment Authority approved by the ADB Board of Directors.

All investments for liquidity purpose held as of 31 December 2024 and 2023 were in US dollar time deposits. ADB records time deposits on the settlement dates and all other investment securities on the trade date.

The rates of return on the average investments for liquidity purpose held during the year ended 31 December 2024 was 5.4% (5.2% – 2023).

ADBI-4
continued

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 31 December 2024 and 2023 is as follows:

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
2024
Investments for liquidity purpose
Time deposits	$11,640	$–	$11,640	$–

2023
Investments for liquidity purpose
Time deposits	$10,733	$–	$10,733	$–

Time deposits are reported at cost, which approximates FV.

NOTE D—PROPERTY, FURNITURE, AND EQUIPMENT

As of 31 December 2024, property, furniture and equipment was $2,674,000 ($5,027,000 – 2023), which consists of $42,000 for office furniture ($64,000 – 2023), $94,000 for office equipment (nil – 2023), $192,000 for information system and software ($267,000 – 2023), and $2,346,000 for right-of-use asset relating to the Institute’s office lease ($4,696,000 – 2023). Additional information on right-of-use asset is provided in Note E.

The changes in office furniture, fixtures, equipment, and information system and software during 2024 and 2023, as well as information pertaining to accumulated depreciation, are as follows:

($ thousand)
	2024				2023
	OTEC	Furniture	Equipment	Information system and software	OTEC	Furniture	Equipment	Information system and software

Cost:
Balance, 1 January	$1,907	$128	$164	$272	$2,052	$137	$176	$–
Additions during the year	–	–	109	–	–	–	–	257
Disposals during the year	–	–	–	–	–	–	–	–
Translation adjustments	(192)	(13)	(17)	(27)	(145)	(9)	(12)	15
Balance, 31 December	1,715	115	256	245	1,907	128	164	272

Accumulated Depreciation:
Balance, 1 January	(1,907)	(64)	(164)	(5)	(2,052)	(50)	(176)	–
Depreciation during the year	–	(16)	(15)	(51)	–	(17)	–	(4)
Disposals during the year	–	–	–	–	–	–	–	–
Translation adjustments	192	7	17	3	145	3	12	(1)
Balance, 31 December	(1,715)	(73)	(162)	(53)	(1,907)	(64)	(164)	(5)
Net Book Value, 31 December	$–	$42	$94	$192	$–	$64	$–	$267
OTEC = one-time establishment cost.

ADBI-4
continued

NOTE E—LEASE

Right-of-use asset and Lease liability

The Institute’s right-of-use asset and lease liability pertain to its leased office space, classified as an operating lease. Rental expenses under operating lease for the year ended 31 December 2024 amounted to $1,960,000 ($2,116,000 – 2023). As of 31 December 2024, the right-of-use asset of $2,346,000 ($4,696,000 – 2023), which included prepaid rent of $156,000 ($174,000 – 2023), was presented as part of PROPERTY, FURNITURE, AND EQUIPMENT. The lease liability of $2,190,000 as of 31 December 2024 ($4,522,000 – 2023) was presented as part of ACCOUNTS PAYABLE AND OTHER LIABILITIES in the Institute’s Statement of Financial Position.

The Institute’s lease agreement for its office space was renewed until 31 March 2026. The Institute’s sublease agreement for a part of its office space was also renewed accordingly. The sublease has been classified as an operating lease. Additional information on the sublease is provided in Note G.

Additional information on the Institute’s operating lease are as follows:

($ thousand)
	2024	2023
Operating lease expense[a]	$1,960	$2,116
Revenue from rental (Note G)	(234)	(250)
Net lease expense	$1,726	$1,866

Cash paid for operating lease included in cash flows from operating activities	$1,960	$2,116

Remaining lease term	1.25 years	2.25 years
Discount rate—risk-free rate	0%	0%
a Included in Administrative expenses (Note G).

The maturity analysis on an undiscounted basis of the Institute’s operating lease liabilities as of 31 December 2024 are as follows:

Year ending 31 December	$ thousand
2025	1,877
2026	313

Long-term guarantee deposits

The Institute leases office space and deposits the equivalent of six months of office rent to the lessor, as stipulated in the contract of lease signed in 1997. The amount is updated every contract renewal. The last renewal date was 1 April 2023. As of 31 December 2024, the LONG-TERM GUARANTEE DEPOSITS presented in the Institute’s Statement of Financial Position amounted to $908,000 ($1,009,000 – 2023).

Asset reinstatement obligations

The Institute has recorded estimated asset reinstatement obligations for restoration costs to be incurred upon termination of its office space lease. In 2024, an additional estimate of $609,000 was recorded for these restoration costs. As of 31 December 2024, asset reinstatement obligations amounted to $1,275,000 ($767,000 – 2023) and presented as part of ACCOUNTS PAYABLE AND OTHER LIABILITIES in the Institute’s Statement of Financial Position.

ADBI-4
continued

NOTE F—CONTRIBUTIONS

Contributions pertain to donations from governments of ADB’s member countries and are approved by the ADB Board of Directors. Contributions are recognized in the Statement of Activities and Changes in Net Assets at date of commitment.

Contributions committed and received during the years ended 31 December 2024 and 2023 are as follows:

(in thousands)
	Amount of commitment		Commitment date
Donor	LC	USD		Receipt date
Government of Japan
45th contribution	¥672,069	$4,285	December 2024	January 2025
44th contribution	¥672,070	$4,286	May 2024	June 2024
43rd contribution	¥743,069	$5,268	December 2023	January 2024
42nd contribution	¥743,070	$5,452	April 2023	May 2023
41st contribution	¥665,009	$5,072	December 2022	January 2023
Government of Republic of Korea
2nd installment of 6th contribution		$1,000	October 2024	October 2024
1st installment of 6th contribution		$1,000	May 2024	May 2024
4th installment of 5th contribution		$925	October 2023	October 2023
3rd installment of 5th contribution		$925	May 2023	May 2023
Government of Malaysia
3rd installment of 1st contribution		$166	July 2023
2nd installment of 1st contribution		$167	July 2023	October 2024
1st installment of 1st contribution		$167	July 2023	October 2023

LC = local currency, USD = US dollar.

NOTE G—REVENUE AND EXPENSES

Revenue from rental

Revenue from rental consists of sublease rental income totaling $234,000 for the year ended
31 December 2024 ($250,000 – 2023) received according to a space-sharing agreement with the Japanese Representative Office of ADB. The transactions with ADB were made in the ordinary course of business and negotiated at arm’s length. See Note H.

Revenue from other sources

Revenue from other sources include service fees to OCR (See Note H), fees from honorariums, publication royalties, and grants from private donors and other government agencies.

Grants received from private donors and other government agencies for a specific purpose or program are classified as support with donor restrictions. During the year ended 31 December 2024, grants totaling
$333,000 were committed ($1,242,000 – 2023) and are included in REVENUE FROM OTHER SOURCES.

As of 31 December 2024, receivable from private donors totaled $292,000 ($742,000 – 2023) and is included under OTHER ASSETS. The net assets with donor restrictions including net accumulated interest income totaled $1,223,000 as of 31 December 2024 ($1,200,000 – 2023) and are restricted for (i) the city- wide inclusive sanitation program expenses and program activities that enhance climate resilience in the Asia-Pacific region, and (ii) research and capacity development activities on climate-resilient agriculture and food security in the same region.

Net assets released to assets without donor restrictions relate to city-wide inclusive sanitation program expenses of $336,000 during the year ended 31 December 2024 ($334,000 – non-sewered sanitation program expenses in 2023) which have satisfied the conditions specified by the donor.

ADBI-4
continued

Administrative expenses

Administrative expenses include salaries and benefits, office and occupancy, external services, travel, and other expenses, which are incurred for management and general supporting activities. The following table summarizes administrative expenses for the years ended 31 December 2024 and 2023:

($ thousand)
	2024	2023
Salaries and benefits	$4,608	$4,508
Office and occupancy[a]	3,057	2,696
External services	871	680
Travel	514	416
Other expenses	99	44
Total Administrative Expenses	$9,149	$8,344
a Includes operating lease expense (Note E).

Program expenses

Program expenses generally represent trainings and seminars and consultant expenses related to research and capacity building projects of the Institute. The following table summarizes program expenses for the years ended 31 December 2024 and 2023:

($ thousand)
	2024	2023
Trainings and seminars	$5,248	$5,768
Consultants	1,203	1,108
Total Program Expenses	$6,451	$6,876

NOTE H—RELATED PARTY TRANSACTIONS

ADB has not allocated service fees to the Institute for a range of administrative and financial services such as managing the investments or administering the Staff Retirement Plan (SRP) and Post-Retirement Group Medical Insurance Plan (PRGMIP). The fair value of those personnel services has been estimated to be 10 basis points of the average balance of the Institute’s liquid assets. For the year ended 31 December 2024, the calculated service fee was $22,000 ($26,000 – 2023) and recorded as Administrative expenses and REVENUE From other sources—net. The transaction has no impact on the net assets of the Institute.

The Institute is a lessor in a sublease agreement with the Japan Representative Office of ADB. For the year ended 31 December 2024, the revenue from the sublease rental amounted to $234,000 ($250,000 – 2023). See Note G.

Included in ACCOUNTS PAYABLE AND OTHER LIABILITIES were the amounts net payable to OCR of $715,000 at 31 December 2024 ($595,000 – 2023). The payable resulted from transactions in the normal course of business.

ADBI-4
continued

NOTE I—STAFF PENSION AND POSTRETIREMENT MEDICAL BENEFITS

Eligible employees of the Institute are entitled by its Statute to be participants of ADB’s defined benefit SRP. An eligible employee, as defined under SRP, shall, as a condition of service, become a participant from the first day of service, provided the employee has not reached the normal retirement age at that time, which is 60 for staff on board before 1 October 2017; 62 for staff who joined on or after 1 October 2017 and before 1 October 2021; and 65 for staff who joined on or after 1 October 2021. Retirement benefits are based on an annual accrual rate, length of service and the highest average remuneration observed over 2 consecutive years during eligible service for staff on board before 1 October 2017. For staff hired on or after 1 October 2017, the salary basis for a pension is the highest average three years remuneration, capped at
$115,492 as of 31 December 2024 ($113,897 – 2023), adjusted each year in line with the structural increase in US dollar salary scales of International Staff based at headquarters. The SRP assets are segregated in a separate fund. The costs of administering the SRP are absorbed by ADB, except for fees paid to the investment managers and related charges, including custodian fees, which are borne by the SRP.

Participants hired prior to 1 October 2006 are required to contribute 9 1/3% of their salary to the SRP while those hired on or after 1 October 2006 are not required to contribute. The annual pension accrual rate is 2.95% for staff hired prior to 1 October 2006 and 1.5% for those hired on or after 1 October 2006. The Institute’s contribution is determined at a rate sufficient to cover that part of the costs of the SRP not covered by the participants’ contributions.

Participants hired before 1 October 2017 may make Discretionary Benefit (XB) contributions. Such contributions earn a prescribed interest crediting rate and benefits are payable to the Participants who reach retirement age or upon termination of employment.

In October 2017, ADB introduced a defined contribution (DC) Plan. Participants hired on or after 1 October 2017 may contribute up to 40% of salary into the DC Plan. The Institute will make additional contributions to a participant’s DC account equal to 20% of the participant’s salary above the predefined threshold. The Institute will match participant’s contributions at a ratio of $1 to each $8 (1:8), capped at 12% of salary. For the year ended 31 December 2024, the Institute contributed $152,000 to the DC Plan ($156,000 – 2023).

Expected Contributions

The Institute’s contribution to the SRP varies from year to year, as determined by the Pension Committee, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the plan. The Institute is expected to contribute $310,000 to the SRP for 2025 based on the budgeted contribution of 27% of salary of Institute participants.

The Institute’s staff members are not expected to contribute to the SRP in 2025.

Investment Strategy

Contributions in excess of current benefits payments are invested in international financial markets and in a variety of investment vehicles. The SRP employs 12 external asset managers and 1 global custodian who are required to operate within the guidelines established by the SRP’s Investment Committee. The investment of these assets, over the long term, is expected to produce returns higher than short-term investments. The investment policy incorporates the SRP’s package of desired investment return and tolerance for risk, taking into account the nature and duration of its liabilities. The SRP’s assets are diversified among different markets and different asset classes. The use of derivatives for speculation, leverage or taking risks is avoided. Selected derivatives are used for hedging and transactional efficiency purposes.

The SRP’s investment policy is periodically reviewed and revised. The SRP's long-term target asset-mix implemented in 2024 is 40% global equity, 17% global real assets, 8% global credit, and 35% liability- hedging assets consisting of long-dated and inflation-linked bonds.

ADBI-4
continued

For the year ended 31 December 2024, the net return on the SRP assets was 8.08% (13.84% – 2023). The Institute expects the long-term rate of return on the assets to be 6.25% (6.25% – 2023).

Assumptions

The assumed overall rate of return takes into account long-term return expectations of the underlying asset classes within the investment portfolio mix, and the expected duration of the SRP’s liabilities. Return expectations are forward looking and, in general, not much weight is given to short-term experience. Unless there is a drastic change in investment policy or market environment, as well as in the liability/benefit policy side, the assumed average long term investment return on the SRP’s assets is expected to remain on average broadly the same, year to year. The discount rate used in determining the benefit obligation is selected in reference to the rates of return on high-quality bonds.

Post-Retirement Group Medical Insurance Plan

The Institute participates in the cost-sharing arrangement of ADB’s PRGMIP. Under this plan, the Institute is obligated to pay 75% of the PRGMIP premiums for its retirees, which includes retired members and their eligible dependents who elected to participate. As of 31 December 2024 and 2023, the Institute does not have assets in the Retiree Medical Plan Fund (RMPF).

The costs of administering the RMPF are absorbed by ADB, while investment management and custodian fees are paid from the RMPF.

Expected Contributions

The Institute’s expected contribution to the RMPF is determined based on the recommendation of the SRP Pension Committee. The Institute has not been required to make contributions and is not expected to contribute to the RMPF in 2025.

The following table sets forth the Institute’s participants’ pension and postretirement medical benefits at 31 December 2024 and 2023:

($ thousand)
	Pension Benefits		Postretirement Medical Benefits
	2024	2023	2024	2023
Change in plan assets:
Fair value of plan assets at beginning of year	$7,502	$6,877	$–	$–
Actual return on plan assets	592	940	–	–
Employer’s contribution	318	318	–	–
Benefits paid	(625)	(633)	–	–
Fair value of plan assets at end of year	$7,787	$7,502	$–	$–

Change in benefit obligation:
Benefit obligation at
beginning of year	$11,120	$10,795	$232	$234
Service cost	197	180	54	51
Interest cost	583	632	16	18
Actuarial (gain) loss	(82)	146	(87)	(71)
Benefits paid	(625)	(633)	–	–
Benefit obligation at end of year	$11,193	$11,120	$215	$232

Funded Status	$(3,406)	$(3,618)	$(215)	$(232)

ADBI-4
continued

($ thousand)
	Pension Benefits		Postretirement Medical Benefits
	2024	2023	2024	2023
Amounts recognized in the Statement of Financial Position consist of:
Accrued pension and postretirement medical benefit costs	$(3,406)	$(3,618)	$(215)	$(232)

Amounts recognized in the Unrestricted net assets as Pension/Postretirement liability adjustments	$(2,475)	$(2,367)	$(940)	$(913)

Weighted-average assumptions as of 31 December (%)
Discount rate	5.80	5.30	6.10	5.70
Expected return on plan assets	6.25	6.25	N/A	N/A
Rate of compensation increase varies with age and averages	2.50	2.50	N/A	N/A
Interest crediting rate	5.00	5.00	N/A	N/A

The Institute’s accumulated benefit obligation of the pension plan as of 31 December 2024 was $11,167,000 ($11,083,000 – 2023). The actuarial gains of $82,000 for pension benefit obligation and $87,000 for postretirement medical benefit obligation were mainly due to the change in discount rate assumption.

For measurement purposes, a 6.5% annual rate of increase in the per capita cost of covered postretirement medical benefits was assumed for the valuation as of 31 December 2024 (6.5% – 2023). The rate was assumed to decrease gradually to 5.0% by 2030 and remain at that level thereafter.

The following table summarizes the benefit costs associated with pension and postretirement medical benefits for the years ended 31 December 2024 and 2023:

($ thousand)
	Pension Benefits		Postretirement Medical Benefits
	2024	2023	2024	2023
Components of net periodic benefit cost:
Service cost	$197	$180	$54	$51
Interest cost	583	632	16	18
Expected return on plan assets	(444)	(439)	–	–
Amortization of prior service credit	(11)	(11)	–	–
Recognized actuarial gain	(111)	(131)	(60)	(58)
Net periodic benefit cost	$214	$231	$10	$11

All components of the net periodic benefit cost are included in Administrative expenses in the Statement of Activities and Changes in Net Assets.

ADBI-4
continued

Estimated Future Benefits Payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at 31 December 2024:

($ thousand)
	Pension Benefits	Postretirement Medical Benefits
2025	$739	$3
2026	683	4
2027	715	4
2028	732	4
2029	748	5
2030-2034	4,201	40

Fair Value Disclosure

The following table shows the FV of the Institute’s SRP assets measured on a recurring basis as of 31 December 2024 and 2023:

($ thousand)
		Fair Value Measurements
31 December 2024	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$55	$–	$55	$–
Common/preferred stocks	2,946	2,946	–	–
Investment funds	1,807	1,354	453	–
Government or government- related securities	1,188	823	365	–
Corporate debt securities	1,736	1,680	56	–
Mortgage/asset-backed securities:
Mortgage-backed securities	31	11	20	–
Collateralized mortgage obligations	20	3	17	–
Asset-backed securities	27	27	–	–
Short-term investments	30	–	30	–
Derivatives	3	(2)	5	–
Other asset/liabilitiesa—net	(56)	–	(56)	–
Total fair value of SRP assets	$7,787	$6,842	$945	$–

31 December 2023
Cash and cash equivalents	$69	$–	$69	$–
Common/preferred stocks	3,070	3,070	–	–
Investment funds	1,911	1,535	376	–
Government or government- related securities	817	561	256	–
Corporate debt securities	1,624	1,557	63	4
Mortgage/asset-backed securities:
Mortgage-backed securities	17	–	17	–
Collateralized mortgage obligations	13	–	13	–
Derivatives	1	1	0	–
Other asset/liabilitiesa—net	(20)	–	(20)	–
Total fair value of SRP assets	$7,502	$6,724	$774	$4
0 = Less than $500.

a Incudes receivables and liabilities carried at amounts that approximate fair value.

ADBI-4
continued

The FV of the SRP investments including equity securities, fixed income securities and derivatives are provided by independent pricing providers. Equity securities include common and preferred stocks and mutual funds. Fixed income securities include government or government-related securities, corporate obligations, asset and mortgage-backed securities, and short-term investments. Derivatives include futures, swaps and currency forward contracts.

The following table presents the changes in the carrying amounts of the Institute’s SRP Level 3 investments for the year ended 31 December 2024 and 2023:

($ thousand)
	Corporate debt securities
	2024	2023
Balance, beginning of the year	$4	$–
Total unrealized losses included in Net increase in net assets available for benefits	–	(0)
Purchases	–	4
Transfer out of Level 3	(4)	–
Balance, end of the year	$–	$4

Total unrealized losses included in income related to financial assets still held at the reporting date	$–	$(0)

0 = Less than $500.

NOTE J—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of the Institute’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, the Institute invests cash in excess of daily requirements in short-term investments.

As of 31 December 2024, the Institute has liquidity of $21,899,000 ($24,247,000 – 2023) consisting of DUE FROM BANKS of $10,259,000 ($13,514,000 – 2023) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $11,640,000 ($10,733,000 – 2023), available within one year of the balance sheet date to meet cash needs for general expenditure. See Note G for discussions relating to donor restrictions on the Institute’s uncommitted balance.

NOTE K—OTHER FAIR VALUE DISCLOSURES

As of 31 December 2024 and 2023, the Institute has no assets or liabilities measured at FV on a non- recurring basis. See Note C for discussions relating to investments for liquidity purpose. In all other cases, the carrying amounts of the Institute’s assets and liabilities are considered to approximate FVs.

NOTE L—SUBSEQUENT EVENTS

The Institute has evaluated subsequent events after 31 December 2024 through 12 March 2025, the date these financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Institute’s financial statements as of 31 December 2024.

REGIONAL COOPERATION AND INTEGRATION FUND
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for designing, implementing, and maintaining effective internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2024, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management concluded that ADB's internal control over financial reporting is effective as of 31 December 2024.

Masato Kanda
President

Roberta Casali
Vice-President (Finance and Risk Management)

Helen Hall
Controller
12 March 2025

Deloitte & Touche LLP Unique Entity No. T08LL0721A 6 Shenton Way OUE Downtown 2 #33-00 Singapore 068809 Tel: +65 6224 8288 Fax: +65 6538 6166 www.deloitte.com/sg

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of
Asian Development Bank

Opinion on Internal Control Over Financial Reporting

We have audited the internal control over financial reporting of Asian Development Bank (“ADB”) as of December 31, 2024, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, ADB maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We also have audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), the financial statements as of and for the years ended December 31, 2024 and 2023 of Asian Development Bank (“ADB”) – Regional Cooperation and Integration Fund, and our report dated March 12, 2025 expressed an unmodified opinion on those financial statements.

Basis of Opinion

We conducted our audit in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting section of our report. We are required to be independent of ADB and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

Responsibilities of Management for Internal Control over Financial Reporting

ADB's management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Deloitte & Touche LLP (Unique Entity No T08LL0721A) is an accounting limited liability partnership registered in Singapore under the Limited Liability Partnerships Act (Chapter 163A)

Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting

Our objectives are to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects and to issue an auditor’s report that includes our opinion on internal control over financial reporting. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit of internal control over financial reporting conducted in accordance with GAAS will always detect a material weakness when it exists.

In performing an audit of internal control over financial reporting in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Obtain an understanding of internal control over financial reporting, assess the risk that a material weakness exists, and test and evaluate the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting

ADB’s internal control over financial reporting is a process effected by management and directors of ADB, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Public Accountants and
Chartered Accountants
Singapore

March 12, 2025

Deloitte & Touche LLP Unique Entity No. T08LL0721A 6 Shenton Way OUE Downtown 2 #33-00 Singapore 068809 Tel: +65 6224 8288 Fax: +65 6538 6166 www.deloitte.com/sg

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of
Asian Development Bank

Opinion

We have audited the financial statements of Asian Development Bank (“ADB”) – Regional Cooperation and Integration Fund, which comprise the statements of financial position as of December 31, 2024, and 2023, and the related statements of activities and changes in net assets, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of ADB - Regional Cooperation and Integration Fund as of December 31, 2024 and 2023, and the changes in its net assets and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), ADB’s internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2025 expressed an unmodified opinion on ADB’s internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ADB - Regional Cooperation and Integration Fund and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB – Regional Cooperation and Integration Fund’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Deloitte & Touche LLP (Unique Entity No T08LL0721A) is an accounting limited liability partnership registered in Singapore under the Limited Liability Partnerships Act (Chapter 163A)

Auditor’s Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB – Regional Cooperation and Integration Fund’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Other Information Included in the Annual Report

Management is responsible for the other information included in the annual report. The other information comprises the information included in the annual report but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Public Accountants and
Chartered Accountants
Singapore

March 12, 2025

RCIF-1

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
STATEMENT OF FINANCIAL POSITION
31 December 2024 and 2023
Expressed in Thousands of US Dollars
		2024		2023
ASSETS

DUE FROM BANKS (Note H)		$1,019		$2,309

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C, H and I)
Time deposits		14,461		19,853

ACCRUED REVENUE		79		27

ADVANCES FOR TECHNICAL ASSISTANCE (Note E)		107		321

OTHER ASSETS (Note D)		1		4

TOTAL		$15,667		$22,514

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Payable to related funds (Note D)	$234		$154
Accrued Expenses	20	$254	10	$164

UNDISBURSED TECHNICAL ASSISTANCE (Notes E and I)		13,857		21,711

TOTAL LIABILITIES		14,111		21,875

UNCOMMITTED BALANCES (RCIF-2, Note F), represented by:
Net assets without donor restrictions		1,556		639

TOTAL		$15,667		$22,514
The accompanying Notes are an integral part of these financial statements (RCIF-4).
Note: Certain reclassifications were made in 2023 to conform to current year's presentation.

RCIF-2

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Years Ended 31 December 2024 and 2023
Expressed in Thousands of US Dollars

	2024	2023
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

REVENUE
From investments for liquidity purpose (Note C)	961	1,373
From other sources	6	4

Total	967	1,377

EXPENSES
Technical assistance—net (Notes E and G)	353	(3,883)
Administrative and financial expenses (Notes D and G)	(397)	(638)

Total	(44)	(4,521)

REVENUE IN EXCESS OF (LESS THAN) EXPENSES	923	(3,144)

EXCHANGE (LOSSES) GAINS—net	(6)	4

INCREASE (DECREASE) IN NET ASSETS	917	(3,140)

NET ASSETS AT THE BEGINNING OF PERIOD	639	3,779

NET ASSETS AT END OF PERIOD	$1,556	$639

The accompanying Notes are an integral part of these financial statements (RCIF-4).

RCIF-3

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2024 and 2023
Expressed in Thousands of US Dollars

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Interest received on investments for liquidity purpose	908	1,380
Cash received from other sources	6	4
Technical assistance disbursed	(7,175)	(12,517)
Administrative and financial expenses paid	(421)	(601)

Net Cash Used in Operating Activities	(6,682)	(11,734)

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	407,660	1,345,221
Purchases of investments for liquidity purpose	(402,268)	(1,333,601)

Net Cash Provided by Investing Activities	5,392	11,620

Net Decrease in Due From Banks	(1,290)	(114)

Due from Banks at Beginning of Period	2,309	2,423

Due from Banks at End of Period	$1,019	$2,309

The accompanying Notes are an integral part of these financial statements (RCIF-4).

RCIF-4

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
NOTES TO FINANCIAL STATEMENTS
31 December 2024 and 2023

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB’s corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term corporate strategy to 2030—Strategy 2030. Under Strategy 2030, ADB’s vision is to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific, while sustaining its efforts to eradicate extreme poverty. ADB will continue to prioritize the region’s poorest and most vulnerable countries. ADB provides financial and technical assistance for projects and programs, which will contribute to achieve this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.1

The Regional Cooperation and Integration Fund (RCIF), together with the Regional Cooperation and Integration (RCI) Trust Funds, was established on 26 February 2007 under the umbrella of the Regional Cooperation and Integration Financing Partnership Facility (RCIFPF), in response to the increasing demand for regional cooperation and integration activities among ADB’s members in Asia and the Pacific. Its main objective is to enhance regional cooperation and integration in Asia and the Pacific by facilitating the pooling and provision of additional financial and knowledge resources to support RCI activities.

Financial assistance will be provided in the form of untied grants for technical assistance (TA), including advisory, project preparatory, capacity development, and regional TA.
RCIF’s resources may consist of contributions from ADB and other bilateral, multilateral, and individual sources, including companies and foundations.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, Exemption from Taxation, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Presentation of the Financial Statements

The financial statements of the RCIF are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), and are presented on the basis of those for not-for- profit organizations.
RCIF reports donors’ contributions of cash and other assets as assets without donor restrictions as these are made available to RCIF without conditions other than for the purpose of pursuing its objectives.

Functional and Reporting Currency
The US dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of the RCIF.

1
Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Asian Development Bank Institute (ADBI), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF).

RCIF-4

continued

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions denominated in non-US dollar currencies to be translated to the reporting currency using exchange rates applicable at the time of the transactions. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. At the end of each accounting month, translations of assets and liabilities which are denominated in non-US dollar currencies are adjusted using the applicable exchange rates at the end of the reporting period. These translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.
Investments for Liquidity Purpose

All investments held by RCIF are reported at fair value (FV). Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.
Contributions

The contributions from donors and the allocations from net income of OCR are included in the financial statements, from the date of effectivity of the contributions agreement, and the Board of Governors’ approval, respectively.
Technical Assistance and Related Undisbursed Balance

TA are recognized as expense in the financial statements when the project becomes effective. Upon completion or cancellation of a TA project, any undisbursed committed balance is reversed. TA expenses are also reversed accordingly.
Advances are provided from TA to the executing agency or co-operating institution, for the purpose of making payments for eligible expenses. The advances are subject to liquidation and charged against undisbursed commitments. Any unutilized portion is required to be returned to the fund. These are included in ADVANCES FOR TECHNICAL ASSISTANCE.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy
ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:
Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.

RCIF-4

continued

Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting Estimates
The preparation of financial statements in accordance with US GAAP requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.
Accounting and Reporting Developments

In March 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2024-02, “Codification Improvements–Amendments to Remove References to the Concepts Statements”. This Update contains amendments to the Codification that remove references to various FASB Concepts Statements. The amendments in this Update are effective for public business entities for fiscal years beginning after 15 December 2024. For all other entities, the amendments are effective for fiscal years beginning after 15 December 2025. Early adoption is permitted for all entities. ADB does not expect the adoption of this Update to have a material impact on the financial statements.

Statement of Cash Flows
For the purposes of the Statement of Cash Flows, RCIF considers that its cash and cash equivalents are limited to DUE FROM BANKS, which pertain to current accounts in banks used for operational disbursements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE
The main investment management objective is to maintain security and liquidity of funds invested. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investments for liquidity purpose held as of 31 December 2024 and 2023 were in US dollar time deposits.
The rate of return on the average investments for liquidity purpose held during the year ended 31 December 2024 was 5.4% (5.1% – 2023).

Fair Value Disclosure
The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 31 December 2024 and 2023 is as follows:

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
2024
Investments for liquidity purpose
Time deposits	$14,461	$–	$14,461	$–

2023
Investments for liquidity purpose
Time deposits	$19,853	$–	$19,853	$–

Time deposits are reported at cost, which approximates FV.

RCIF-4

continued

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the RCIF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB’s incremental cost for the administration, management, supervision, and operation of the RCIF and RCI Trust Fund, a trust fund administered by ADB. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects. As of 31 December 2024, all service fees pertain to the administration of TA projects. See Note G for service fees during the years ended 31 December 2024 and 2023The interfund account balances included in OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 31 December 2024 and 2023 are as follows:

($ thousand)
	2024	2023
Receivable from:
Trust Funds	$1	$4
Total	$1	$4
Payable to:
Ordinary capital resources—net	$75	$97
Technical Assistance Special Fund—net	154	54
Trust Funds	4	3
Total	$234	$154
Note: Numbers may not sum precisely because of rounding.

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED TECHNICAL ASSISTANCE

Undisbursed TA are denominated in US dollars and represent effective TA projects not yet disbursed and unliquidated. For the year ended 31 December 2024, three TA projects and one supplementary TA (three TA projects and two supplementary TA – 2023) became effective resulting in a total TA expense of - $353,000 ($3,883,000 – 2023), net of $1,628,000 ($517,000 – 2023) undisbursed TA that were reversed as reduction in TA expenses. As of 31 December 2024, undisbursed TA of $13,857,000 ($21,711,000 – 2023), includes
$107,000 ($321,000 – 2023) advances for TA.

The FV of undisbursed commitments approximates the amounts outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE F—UNCOMMITTED BALANCES

Uncommitted balances comprise amounts which have not been committed by RCIF as of 31 December 2024 and 2023.

NOTE G—EXPENSES
Technical assistance—net

TA expenses are classified according to its nature using the budget allocation specified in the relevant TA agreement for the TAs that became effective during the year. The details of TA expenses for the years ended 31 December 2024 and 2023 are as follows:

RCIF-4

continued

($ thousand)
	2024	2023
Consultants	$712	$3,061
Trainings and seminars	459	1,218
Studies	7	4
Other expenses—neta	(1,531)	(400)
Total	$(353)	$3,883

a Net of amounts reversed as reduction in TA expenses (See Note E).

Administrative and financial expenses
Administrative expenses include service fees to OCR and audit fees, which are incurred for management and general supporting activities. The following table summarizes administrative and financial expenses for the years ended 31 December 2024 and 2023:

($ thousand)
	2024	2023
Service fees to OCR (Note D)	$375	$615
Audit fees	20	20
Financial expenses	2	3
Total	$397	$638

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of RCIF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, RCIF invests cash in excess of daily requirements in short-term investments.

As of 31 December 2024, the RCIF has liquidity of $15,480,000 ($22,162,000 – 2023) consisting of DUE FROM BANKS of $1,019,000 ($2,309,000 – 2023) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $14,461,000 ($19,853,000 – 2023), available within one year of the balance sheet date to meet cash needs for general expenditure. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditure within one year of the balance sheet date.

NOTE I—OTHER FAIR VALUE DISCLOSURES

As of 31 December 2024 and 2023, RCIF has no assets or liabilities measured at FV on a non-recurring basis. See Notes C and E for discussions relating to investments for liquidity purpose and undisbursed technical assistance, respectively. In all other cases, the carrying amount of RCIF’s assets and liabilities is considered to approximate FV.

NOTE J—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2024 through 12 March 2025, the date these financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the RCIF’s financial statements as of 31 December 2024.

CLIMATE CHANGE FUND
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for designing, implementing, and maintaining effective internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2024, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management concluded that ADB's internal control over financial reporting is effective as of 31 December 2024.

Masato Kanda
President

Roberta Casali
Vice-President (Finance and Risk Management)

Helen Hall
Controller

12 March 2025

Deloitte & Touche LLP Unique Entity No. T08LL0721A 6 Shenton Way OUE Downtown 2 #33-00 Singapore 068809 Tel: +65 6224 8288 Fax: +65 6538 6166 www.deloitte.com/sg

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of
Asian Development Bank

Opinion on Internal Control Over Financial Reporting
We have audited the internal control over financial reporting of Asian Development Bank (“ADB”) as of December 31, 2024, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, ADB maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We also have audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), the financial statements as of and for the years ended December 31, 2024 and 2023 of Asian Development Bank (“ADB”) – Climate Change Fund, and our report dated March 12, 2025 expressed an unmodified opinion on those financial statements.

Basis of Opinion

We conducted our audit in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting section of our report. We are required to be independent of ADB and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

Responsibilities of Management for Internal Control over Financial Reporting
ADB's management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Deloitte & Touche LLP (Unique Entity No T08LL0721A) is an accounting limited liability partnership registered in Singapore under the Limited Liability Partnerships Act (Chapter 163A)

Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting
Our objectives are to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects and to issue an auditor’s report that includes our opinion on internal control over financial reporting. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit of internal control over financial reporting conducted in accordance with GAAS will always detect a material weakness when it exists.
In performing an audit of internal control over financial reporting in accordance with GAAS, we:
•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•
Obtain an understanding of internal control over financial reporting, assess the risk that a material weakness exists, and test and evaluate the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting

ADB’s internal control over financial reporting is a process effected by management and directors of ADB, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Public Accountants and
Chartered Accountants
Singapore

March 12, 2025

Deloitte & Touche LLP Unique Entity No. T08LL0721A 6 Shenton Way OUE Downtown 2 #33-00 Singapore 068809 Tel: +65 6224 8288 Fax: +65 6538 6166 www.deloitte.com/sg

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of
Asian Development Bank

Opinion
We have audited the financial statements of Asian Development Bank (“ADB”) – Climate Change Fund, which comprise the statements of financial position as of December 31, 2024 and 2023, and the related statements of activities and changes in net assets, and cash flows for the years then ended, and the related notes to the financial statements.
In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of ADB - Climate Change Fund as of December 31, 2024 and 2023, and the changes in its net assets and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), ADB’s internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2025 expressed an unmodified opinion on ADB’s internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ADB - Climate Change Fund and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB – Climate Change Fund’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Deloitte & Touche LLP (Unique Entity No T08LL0721A) is an accounting limited liability partnership registered in Singapore under the Limited Liability Partnerships Act (Chapter 163A)

Auditor’s Responsibility for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.
In performing an audit in accordance with GAAS, we:
•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB – Climate Change Fund’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Other Information Included in the Annual Report
Management is responsible for the other information included in the annual report. The other information comprises the information included in the annual report but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.
In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Public Accountants and
Chartered Accountants
Singapore

March 12, 2025

CCF-1

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
STATEMENT OF FINANCIAL POSITION
31 December 2024 and 2023
Expressed in Thousands of US Dollars

		2024		2023
ASSETS

DUE FROM BANKS (Note H)		$1,059		$2,098

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C, H, and I)
Time deposits		24,790		29,695

ACCRUED REVENUE		158		41

ADVANCES FOR TECHNICAL ASSISTANCE AND GRANTS (Note E)		278		9

OTHER ASSETS		3		10

TOTAL		$26,288		$31,853

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Payable to related funds (Note D)	$344		$87
Accrued expenses	312	$656	128	$215

UNDISBURSED TECHNICAL ASSISTANCE AND GRANTS (Notes E and I)		13,274		17,088

TOTAL LIABILITIES		13,930		17,303

UNCOMMITTED BALANCES (CCF-2, Note F), represented by:
Net assets without donor restrictions		12,358		14,550

TOTAL		$26,288		$31,853
The accompanying Notes are an integral part of these financial statements (CCF-4).
Note: Certain reclassification were made in 2023 to conform with current year's presentation

CCF-2

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Years Ended 31 December 2024 and 2023
Expressed in Thousands of US Dollars

	2024	2023
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

REVENUE
From investments for liquidity purpose (Note C)	1,513	1,654
From other sources	55	109

Total	1,568	1,763

EXPENSES
Technical assistance (Notes E and G)	(294)	(1,244)
Grants (Note E)	(2,000)	–
Administrative and other expenses (Notes D and G)	(1,466)	(1,346)

Total	(3,760)	(2,590)

REVENUE LESS THAN EXPENSES	(2,192)	(827)

EXCHANGE GAINS (LOSSES)—net	0	(2)

DECREASE IN NET ASSETS	(2,192)	(829)

NET ASSETS AT BEGINNING OF YEAR	14,550	15,379

NET ASSETS AT END OF YEAR	$12,358	$14,550

0 = less than $500.
The accompanying Notes are an integral part of these financial statements (CCF-4).

CCF-3

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2024 and 2023
Expressed in Thousands of US Dollars

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Interest received on investments for liquidity purpose	1,396	1,650
Cash received from other activities	55	109
Technical assistance and grants disbursed	(6,093)	(5,560)
Administrative and other expenses paid	(1,302)	(1,268)

Net Cash Used in Operating Activities	(5,944)	(5,069)

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	554,960	1,605,966
Purchases of investments for liquidity purpose	(550,055)	(1,601,616)

Net Cash Provided by Investing Activities	4,905	4,350

Net Decrease in Due From Banks	(1,039)	(719)

Due from Banks at Beginning of Year	2,098	2,817

Due from Banks at End of Year	$1,059	$2,098

The accompanying Notes are an integral part of these financial statements (CCF-4).

CCF-4

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
NOTES TO FINANCIAL STATEMENTS
31 December 2024 and 2023

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB’s corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term corporate strategy to 2030—Strategy 2030. Under Strategy 2030, ADB’s vision is to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific, while sustaining its efforts to eradicate extreme poverty. ADB will continue to prioritize the region’s poorest and most vulnerable countries. ADB provides financial and technical assistance for projects and programs, which will contribute to achieve this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.1

The Climate Change Fund (CCF) was established on 7 April 2008 to facilitate greater investments in DMCs to address the causes and consequences of climate change alongside ADB’s own assistance in various related sectors. The CCF is a key mechanism to pool resources within ADB to address climate change through (i) technical assistance (TA), (ii) investment components for both private and public sector projects, and (iii) any other form of cooperation that ADB and its partners may agree upon for a defined program of activities.
Financial assistance is provided in the form of untied grants for components of investment projects, for advisory, project preparatory, and regional TA; as well as for any other activities that may be agreed between external contributors and ADB.

CCF’s resources may consist of contributions from ADB and other bilateral, multilateral, and individual sources, including companies and foundations.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, Exemption from Taxation, of the Charter.
NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the CCF are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), and are presented on the basis of those for not-for-profit organizations.
CCF reports donors’ contributions of cash and other assets as assets without donor restrictions as these are made available to CCF without conditions other than for the purpose of pursuing its objectives.

Functional and Reporting Currency

The US dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of the CCF.

[1]
Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Asian Development Bank Institute (ADBI), Regional Cooperation and Integration Fund (RCIF), the Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF).

CCF-4

continued
Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions denominated in non-US dollar currencies to be translated to the reporting currency using exchange rates applicable at the time of the transactions. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. At the end of each accounting month, translations of assets and liabilities which are denominated in non-US dollar currencies are adjusted using the applicable exchange rates at the end of the reporting period. These translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.
Investments for Liquidity Purpose

All investments held by CCF are reported at fair value (FV). Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

Contributions
The contributions from donors and the allocations from net income of OCR are included in the financial statements, from the date of effectivity of the contributions agreement, and the Board of Governors’ approval, respectively.

Technical Assistance, Grants and Related Undisbursed Balance

TA and grants are recognized as expense in the financial statements when the project becomes effective. Upon completion or cancellation of a TA project or grant, any undisbursed committed balance is reversed. TA or grant expenses are also reversed accordingly.
Advances are provided from TA or grants to the executing agency or co-operating institution, for the purpose of making payments for eligible expenses. The advances are subject to liquidation and charged against undisbursed commitments. Any unutilized portion is required to be returned to the fund. These are included in ADVANCES FOR TECHNICAL ASSISTANCE AND GRANTS.

Fair Value of Financial Instruments
Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

CCF-4

continued

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.
Accounting Estimates
The preparation of financial statements in accordance with US GAAP requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, CCF considers that its cash and cash equivalents are limited to DUE FROM BANKS, which pertain to current accounts in banks used for operational disbursements.

Accounting and Reporting Developments

In March 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2024-02, “Codification Improvements – Amendments to Remove References to the Concepts Statements”. This Update contains amendments to the Codification that remove references to various FASB Concepts Statements. The amendments in this Update are effective for public business entities for fiscal years beginning after 15 December 2024. For all other entities, the amendments are effective for fiscal years beginning after 15 December 2025. Early adoption is permitted for all entities. ADB does not expect the adoption of this Update to have a material impact on the financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity of funds invested. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investments for liquidity purpose held as of 31 December 2024 and 2023 were in US dollar time deposits.

The rate of return on the average investments for liquidity purpose held during the year ended 31 December 2024 was 5.4% (5.2% – 2023).

CCF-4

continued
Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 31 December 2024 and 2023 is as follows:

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
2024
Investments for liquidity purpose
Time deposits	$24,790	$–	$24,790	$–

2023
Investments for liquidity purpose
Time deposits	$29,695	$–	$29,695	$–

Time deposits are reported at cost, which approximates FV.
NOTE D—RELATED PARTY TRANSACTIONS

The OCR and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the CCF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB’s incremental cost for the administration, management, supervision and operation of the CCF. The service fee is set at 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects. As of 31 December 2024, all service fees pertain to the administration of TA projects. See Note G for service fees during the years ended 31 December 2024 and 2023.

The interfund account balances included in OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 31 December 2024 and 2023 are as follows:

($ thousand)
	2024	2023
Receivable from:
Technical Assistance Special Fund—net	$–	$10
Trust Funds	–	0
Total	$–	$10

Payable to:
Technical Assistance Special Fund—net	$265	$–
Ordinary capital resources—net	62	80
Trust Funds	$17	$7
Total	$344	$87

0 = Less than $500.

CCF-4

continued

NOTE E—TECHNICAL ASSISTANCE, GRANTS, AND UNDISBURSED TECHNICAL ASSISTANCE AND GRANTS

Undisbursed TA or grants are denominated in US dollars and represent effective TA projects or grants not yet disbursed and unliquidated. As of 31 December 2024, undisbursed TA totaled $10,974,000 ($16,788,000 – 2023), which included $6,000 ($9,000 – 2023) of advances for TA, while undisbursed grants totaled $2,300,000 ($300,000 – 31 December 2023), including $272,000 (nil – 2023) of advances for grants.

During 2024, one TA project (one TA project and three supplementary TA – 2023) became effective resulting in a total TA expense of $294,000 ($1,244,000 – 2023), net of $106,000 ($378,000 – 2023) undisbursed TA that were reversed as reduction in TA expenses. Additionally, three grants (nil – 2023) became effective, resulting in total grant expense of $2,000,000 (nil – 2023).

The FV of undisbursed TA or grant commitments approximates the amounts outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE F—UNCOMMITTED BALANCES

Uncommitted balances comprise amounts which have not been committed by CCF as of 31 December 2024 and 2023. These balances include approved TA projects/programs that are not yet effective.

NOTE G—EXPENSES

Technical assistance—net
TA expenses are classified according to their nature using the budget allocation specified in the relevant TA agreement for the TA projects that became effective during the year. The details of TA expenses for the years ended 31 December 2024 and 2023 is as follows:

($ thousand)

	2024	2023
Consultants	$369	$1,296
Trainings and seminars	8	227
Studies	–	10
Other expenses—net[a]	(83)	(289)
Total	$294	$1,244

* Net of amounts reversed as reduction of TA expenses (See Note E).

Administrative and other expenses
Administrative expenses include service fees which are incurred for management and general supporting activities. Other expenses include direct charges for project-related and operational-related expenses that are not part of a TA and/or part of an investment project.

CCF-4

continued
The following table summarizes administrative and other expenses for the years ended 31 December 2024 and 2023:

($ thousand)
	2024	2023
Administrative expenses
Service fees to OCR (Note D)	$305	$273
Audit fees	20	20
Subtotal	325	293

Other expenses
Direct charges
Consultants	1,125	1,036
Workshops	15	16
	1,140	1,052

Financial expenses	1	1

Subtotal	1,141	1,053

Total	$1,466	$1,346

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES
Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of CCF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, CCF invests cash in excess of daily requirements in short-term investments.

As of 31 December 2024, the CCF has liquidity of $25,849,000 ($31,793,000 – 2023) consisting of DUE FROM BANKS of $1,059,000 ($2,098,000 – 2023) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $24,790,000 ($29,695,000 – 2023), available within one year of the balance sheet date to meet cash needs for general expenditure. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditure within one year of the balance sheet date.
NOTE I—OTHER FAIR VALUE DISCLOSURES

As of 31 December 2024 and 2023, CCF has no assets or liabilities measured at FV on a non-recurring basis. See Notes C and E for discussions relating to investments for liquidity purpose and undisbursed TA and grants, respectively. In all other cases, the carrying amount of CCF’s assets and liabilities is considered to approximate FV.

NOTE J—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2024 through 12 March 2025, the date these financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the CCF’s financial statements as of 31 December 2024.

ASIA PACIFIC DISASTER RESPONSE FUND
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for designing, implementing, and maintaining effective internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2024, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management concluded that ADB's internal control over financial reporting is effective as of 31 December 2024.

Masato Kanda
President

Roberta Casali
Vice-President (Finance and Risk Management)

Helen Hall
Controller

12 March 2025

Deloitte & Touche LLP Unique Entity No. T08LL0721A 6 Shenton Way OUE Downtown 2 #33-00 Singapore 068809 Tel: +65 6224 8288 Fax: +65 6538 6166 www.deloitte.com/sg

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of
Asian Development Bank

Opinion on Internal Control Over Financial Reporting
We have audited the internal control over financial reporting of Asian Development Bank (“ADB”) as of December 31, 2024, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, ADB maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We also have audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), the financial statements as of and for the years ended December 31, 2024 and 2023 of Asian Development Bank (“ADB”) – Asia Pacific Disaster Response Fund, and our report dated March 12, 2025 expressed an unmodified opinion on those financial statements.

Basis of Opinion

We conducted our audit in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting section of our report. We are required to be independent of ADB and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

Responsibilities of Management for Internal Control over Financial Reporting
ADB's management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Deloitte & Touche LLP (Unique Entity No T08LL0721A) is an accounting limited liability partnership registered in Singapore under the Limited Liability Partnerships Act (Chapter 163A)

Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting
Our objectives are to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects and to issue an auditor’s report that includes our opinion on internal control over financial reporting. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit of internal control over financial reporting conducted in accordance with GAAS will always detect a material weakness when it exists.
In performing an audit of internal control over financial reporting in accordance with GAAS, we:
•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•
Obtain an understanding of internal control over financial reporting, assess the risk that a material weakness exists, and test and evaluate the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting
ADB’s internal control over financial reporting is a process effected by management and directors of ADB, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Public Accountants and
Chartered Accountants
Singapore

March 12, 2025

Deloitte & Touche LLP Unique Entity No. T08LL0721A 6 Shenton Way OUE Downtown 2 #33-00 Singapore 068809 Tel: +65 6224 8288 Fax: +65 6538 6166 www.deloitte.com/sg

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of
Asian Development Bank

Opinion
We have audited the financial statements of Asian Development Bank (“ADB”) – Asia Pacific Disaster Response Fund, which comprise the statements of financial position as of December 31, 2024 and 2023, and the related statements of activities and changes in net assets, and cash flows for the years then ended, and the related notes to the financial statements.
In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of ADB - Asia Pacific Disaster Response Fund as of December 31, 2024 and 2023, and the changes in its net assets and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), ADB’s internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2025 expressed an unmodified opinion on ADB’s internal control over financial reporting.

Basis for Opinion
We conducted our audits in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ADB - Asia Pacific Disaster Response Fund and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB – Asia Pacific Disaster Response Fund’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Deloitte & Touche LLP (Unique Entity No T08LL0721A) is an accounting limited liability partnership registered in Singapore under the Limited Liability Partnerships Act (Chapter 163A)

Auditor’s Responsibility for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.
In performing an audit in accordance with GAAS, we:
•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB – Asia Pacific Disaster Response Fund’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Other Information Included in the Annual Report
Management is responsible for the other information included in the annual report. The other information comprises the information included in the annual report but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Public Accountants and
Chartered Accountants
Singapore

March 12, 2025

APDRF-1

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
STATEMENT OF FINANCIAL POSITION
31 December 2024 and 2023
Expressed in Thousands of US Dollars

	2024		2023
ASSETS

DUE FROM BANKS (Note H)		$2,840		$9,722

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C, H and I)
Time deposits		31,643		37,962

ACCRUED REVENUE		174		52

ADVANCES FOR GRANTS (Note E)		2,800		4,000

TOTAL		$37,457		$51,736

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Payable to related funds (Note D)	$266		$14
Accrued expenses	20	$286	10	$24

UNDISBURSED GRANTS (Notes E and I)		2,800		4,699

TOTAL LIABILITIES		3,086		4,723

UNCOMMITTED BALANCES (APDRF-2, Note F), represented by:
Net assets without donor restrictions	$34,371		$19,763
Net assets with donor restrictions	–	34,371	27,250	47,013

TOTAL		$37,457		$51,736
The accompanying Notes are an integral part of these financial statements (APDRF-4).
Note: Certain reclassifications were made in 2023 to conform with current year's presentation.

APDRF-2

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Years Ended 31 December 2024 and 2023
Expressed in Thousands of US Dollars

	2024	2023
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

CONTRIBUTIONS (Note F)	$15,000	$–

REVENUE
From investments for liquidity purpose (Note C)	2,271	1,821
From other sources	42	121

NET ASSETS RELEASED FROM
ASSETS WITH DONOR RESTRICTIONS (Note F)	(16)	(20)

Total	17,297	1,922

EXPENSES
Grants—net (Note E)	(2,579)	(4,477)
Administrative and other expenses (Notes D and G)	(110)	861

Total	(2,689)	(3,616)

INCREASE (DECREASE) IN NET ASSETS
WITHOUT DONOR RESTRICTIONS	14,608	(1,694)

CHANGES IN NET ASSETS WITH DONOR RESTRICTIONS

NET ASSETS RELEASED TO
ASSETS WITHOUT DONOR RESTRICTIONS (Note F)	16	20

TRANSFER OF RESIDUAL FUNDS TO JFPR (Notes D and F)	(27,266)	–

(DECREASE) INCREASE IN NET ASSETS WITH DONOR RESTRICTIONS	(27,250)	20

DECREASE IN NET ASSETS	(12,642)	(1,674)

NET ASSETS AT BEGINNING OF PERIOD	47,013	48,687

NET ASSETS AT END OF PERIOD	$34,371	$47,013

The accompanying Notes are an integral part of these financial statements (APDRF-4).

APDRF-3

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2024 and 2023
Expressed in Thousands of US Dollars

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Transfer of residual funds to JFPR	$(27,000)	$–
Contributions received	15,000	–
Interest received on investments for liquidity purpose	2,149	1,806
Cash received from other sources	42	121
Grants disbursed	(3,278)	(3,790)
Administrative and other expenses paid	(114)	865

Net Cash Used in Operating Activities	(13,201)	(998)

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	1,378,075	1,756,092
Purchases of investments for liquidity purpose	(1,371,756)	(1,759,898)

Net Cash Provided by (Cash Used) in Investing Activities	6,319	(3,806)

Net Decrease in Due From Banks	(6,882)	(4,804)

Due from Banks at Beginning of Period	9,722	14,526

Due from Banks at End of Period	$2,840	$9,722

The accompanying Notes are an integral part of these financial statements (APDRF-4).

APDRF-4

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
NOTES TO FINANCIAL STATEMENTS
31 December 2024 and 2023

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB’s corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term corporate strategy to 2030—Strategy 2030. Under Strategy 2030, ADB’s vision is to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific, while sustaining its efforts to eradicate extreme poverty. ADB will continue to prioritize the region’s poorest and most vulnerable countries. ADB provides financial and technical assistance for projects and programs, which will contribute to achieve this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.1

The Asia Pacific Disaster Response Fund (APDRF) was established on 1 April 2009, to provide timely incremental grant resources to DMCs affected by disasters triggered by natural hazards. The APDRF will help bridge the gap between existing ADB arrangements that assist DMCs to reduce disaster risk through hazard mitigation loans and grants, and longer-term post-disaster reconstruction lending. The APDRF will provide quick-disbursing grants to assist DMCs in meeting immediate expenses to restore life-saving services to affected populations following a declared disaster and to augment aid provided by other donors in times of national crisis.

Financial assistance will be provided in the form of grants in an amount totaling up to $3,000,000 per event.

APDRF’s resources may consist of contributions from ADB and other bilateral, multilateral, and individual sources, including companies and foundations.

In September 2021, a second window under the APDRF was established to finance experts to provide speedy post-disaster technical support for the preparation of post-disaster needs assessments, recovery plans, and post-disaster projects, including emergency assistance loan. The second window will not finance any technical support needs arising during post-disaster project implementation and will not be available should the fund’s balance fall below $6,000,000.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, Exemption from Taxation, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of Financial Statements

The financial statements of the APDRF are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), and are presented on the basis of those for not-for- profit organizations.

1 Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Asian Development Bank Institute (ADBI), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF).

APDRF-4

continued

The APDRF reports donor’s contributed cash and other assets as support without donor restrictions as these are made available to the APDRF without conditions other than for the purposes of pursuing the objectives of the APDRF.

The APDRF reports donor’s contributed cash and other assets as support with donor restrictions if they are received with donor stipulations that limit the use of the donated assets. When the donor restriction expires, that is, when a stipulated time or purpose restriction is accomplished, net assets with donor restrictions are reclassified to net assets without donor restrictions and reported in the Statement of Activities and Changes in Net Assets as NET ASSETS RELEASED TO ASSETS WITHOUT DONOR RESTRICTIONS.

Functional and Reporting Currency

The US dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of the APDRF.

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions denominated in non-US dollar currencies to be translated to the reporting currency using exchange rates applicable at the time of the transactions. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. At the end of each accounting month, translations of assets and liabilities which are denominated in non-US dollar currencies are adjusted using the applicable exchange rates at the end of the reporting period. These translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.

Investments for Liquidity Purpose

All investments held by APDRF are reported at fair value (FV). Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

Contributions

The contributions from donors and the allocations from net income of OCR are included in the financial statements, from the date of effectivity of the contributions agreement, and the Board of Governors’ approval, respectively.

Grants and Related Undisbursed Grants

Grants are recognized as expenses in the financial statements when the project becomes effective. Upon completion or cancellation of a grant, any undisbursed committed balance is reversed. Grant expenses are also reversed accordingly.

Advances are provided from grants to the executing agency or co-operating institution, for the purpose of making payments for eligible expenses. The advances are subject to liquidation and charged against undisbursed commitments. Any unutilized portion is required to be returned to the fund. These are included in ADVANCES FOR GRANTS.

APDRF-4

continued

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting Estimates

The preparation of financial statements in conformity with US GAAP requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

Accounting and Reporting Developments

In March 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2024-02, “Codification Improvements – Amendments to Remove References to the Concepts Statements”. This Update contains amendments to the Codification that remove references to various FASB Concepts Statements. The amendments in this Update are effective for public business entities for fiscal years beginning after 15 December 2024. For all other entities, the amendments are effective for fiscal years beginning after 15 December 2025. Early adoption is permitted for all entities. ADB does not expect the adoption of this Update to have a material impact on the financial statements.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, APDRF considers that its cash and cash equivalents are limited to DUE FROM BANKS, which pertain to current accounts in banks used for operational disbursements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity of funds invested. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investments for liquidity purpose held as of 31 December 2024 and 2023 were in US dollar time deposits.

APDRF-4
continued

The rate of return on the average investments for liquidity purpose held during the year ended 31 December 2024 was 5.6% (5.2% – 2023).

Fair Value Disclosure
The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 31 December 2024 and 2023 is as follows:

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
2024
Investments for liquidity purpose
Time deposits	$31,643	$–	$31,643	$–

2023
Investments for liquidity purpose
Time deposits	$37,962	$–	$37,962	$–

Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the APDRF are settled regularly with OCR and the other funds. Grants programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB’s cost for the administration, management, supervision, and operation of the APDRF. The service fee is set at 2% of the amount disbursed for grant components of investment projects. See Note G for service fees during the years ended 31 December 2024 and 2023.

The interfund account balances included in ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 31 December 2024 and 2023 are as follows:

($ thousand)
	2024	2023
Payable to:
Ordinary capital resources	$–	$14
JFPR (Note F)	266	–
Total	$266	$14

JFPR = Japan Fund for Prosperous and Resilient Asia and the Pacific

NOTE E—GRANTS AND UNDISBURSED GRANTS

During 2024, one grant (three grants – 2023) became effective resulting in a total Grants expense of $2,579,000 ($4,477,000 – 2023), net of $221,000 ($23,000 – 2023) undisbursed grants and receipts from closed grants, which were reversed as reduction in Grants expense.

APDRF-4

continued

Undisbursed grants are denominated in US dollars and represent effective grants not yet disbursed and unliquidated. The undisbursed grants of $2,800,000 as of 31 December 2024 ($4,699,000 – 2023) includes $2,800,000 ($4,000,000 – 2023) advances for grants.

NOTE F—CONTRIBUTIONS AND UNCOMITTED BALANCES

In May 2024, the Board of Governors approved the transfer of $15,000,000 to the APDRF as part of OCR’s 2023 net income allocation.

Contributions received for specific purposes or grant programs are classified as support with donor restrictions. In May 2020, the Government of Japan contributed $75,000,000 to the APDRF, valid for two years, earmarked for ADB’s response to the COVID-19 pandemic. In July 2023, the Government requested ADB to transfer the unused balance of its contributions to the Japan Fund for Prosperous and Resilient Asia and the Pacific (JFPR), resulting in an initial transfer of $27,000,000 in August 2024, and the remaining $266,000 recorded as payable to JFPR as of 31 December 2024.

Uncommitted balances comprise amounts which have not been committed by APDRF as of 31 December 2024 and 2023. As of 31 December 2024, uncommitted balances totaled $34,371,000 ($47,013,000 – 2023), of which net assets with donor restrictions was nil ($27,250,000 – 2023).

NOTE G—ADMINISTRATIVE AND OTHER EXPENSES

Administrative expenses includes service fees to OCR and audit fees, which are incurred for management and general supporting activities. Other expenses include direct charges of consultants engaged under the second window to provide a speedy post-disaster technical support.

The following table below summarizes the administrative and other expenses for the years ended 31 December 2024 and 2023:
($ thousand)
	2024	2023
Administrative expenses
Service fees to OCR (Note D)	$90	$(958)
Audit fees	20	20
Subtotal	110	(938)
Other expenses
Direct charges
Consultants	0	77

Total	$110	$(861)

0 = Less than $500.

APDRF-4

continued

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of APDRF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, APDRF invests cash in excess of daily requirements in short-term investments.

As of 31 December 2024, APDRF has liquidity of $34,483,000 ($47,684,000 – 2023) consisting of DUE FROM BANKS of $2,840,000 ($9,722,000 – 2023) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $31,643,000 ($37,962,000 – 2023), available within one year of the balance sheet date to meet cash needs for general expenditure. See Note F for discussions relating to donor restrictions on the APDRF’s uncommitted balance.

NOTE I—OTHER FAIR VALUE DISCLOSURES

As of 31 December 2024 and 2023, APDRF has no assets or liabilities measured at FV on a non-recurring basis. See Notes C and E for discussions relating to investments for liquidity purpose and undisbursed grants, respectively. In all other cases, the carrying amount of APDRF’s assets and liabilities is considered to approximate FV.

NOTE J—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2024 through 12 March 2025, the date these financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the APDRF’s financial statements as of 31 December 2024.

FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for designing, implementing, and maintaining effective internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2024, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management concluded that ADB's internal control over financial reporting is effective as of 31 December 2024.

Masato Kanda
President

Roberta Casali
Vice-President (Finance and Risk Management)

Helen Hall
Controller

12 March 2025

Deloitte & Touche LLP Unique Entity No. T08LL0721A 6 Shenton Way OUE Downtown 2 #33-00 Singapore 068809 Tel: +65 6224 8288 Fax: +65 6538 6166 www.deloitte.com/sg

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of
Asian Development Bank

Opinion on Internal Control Over Financial Reporting
We have audited the internal control over financial reporting of Asian Development Bank (“ADB”) as of December 31, 2024, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, ADB maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We also have audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), the financial statements as of and for the years ended December 31, 2024 and 2023 of Asian Development Bank (“ADB”) – Financial Sector Development Partnership Special Fund, and our report dated March 12, 2025 expressed an unmodified opinion on those financial statements.

Basis of Opinion
We conducted our audit in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting section of our report. We are required to be independent of ADB and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

Responsibilities of Management for Internal Control over Financial Reporting

ADB's management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Deloitte & Touche LLP (Unique Entity No T08LL0721A) is an accounting limited liability partnership registered in Singapore under the Limited Liability Partnerships Act (Chapter 163A)

Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting
Our objectives are to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects and to issue an auditor’s report that includes our opinion on internal control over financial reporting. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit of internal control over financial reporting conducted in accordance with GAAS will always detect a material weakness when it exists.
In performing an audit of internal control over financial reporting in accordance with GAAS, we:
•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•
Obtain an understanding of internal control over financial reporting, assess the risk that a material weakness exists, and test and evaluate the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting
ADB’s internal control over financial reporting is a process effected by management and directors of ADB, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Public Accountants and
Chartered Accountants
Singapore

March 12, 2025

Deloitte & Touche LLP Unique Entity No. T08LL0721A 6 Shenton Way OUE Downtown 2 #33-00 Singapore 068809 Tel: +65 6224 8288 Fax: +65 6538 6166 www.deloitte.com/sg

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of
Asian Development Bank

Opinion
We have audited the financial statements of Asian Development Bank (“ADB”) – Financial Sector Development Partnership Special Fund, which comprise the statements of financial position as of December 31, 2024 and 2023, and the related statements of activities and changes in net assets, and cash flows for the years then ended, and the related notes to the financial statements.
In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of ADB - Financial Sector Development Partnership Special Fund as of December 31, 2024 and 2023, and the changes in its net assets and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), ADB’s internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2025 expressed an unmodified opinion on ADB’s internal control over financial reporting.

Basis for Opinion
We conducted our audits in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ADB - Financial Sector Development Partnership Special Fund and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB – Financial Sector Development Partnership Special Fund’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Deloitte & Touche LLP (Unique Entity No T08LL0721A) is an accounting limited liability partnership registered in Singapore under the Limited Liability Partnerships Act (Chapter 163A)

Auditor’s Responsibility for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.
In performing an audit in accordance with GAAS, we:
•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB – Financial Sector Development Partnership Special Fund’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Other Information Included in the Annual Report
Management is responsible for the other information included in the annual report. The other information comprises the information included in the annual report but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.
In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Public Accountants and
Chartered Accountants
Singapore

March 12, 2025

FSDPSF-1

ASIAN DEVELOPMENT BANK— FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
STATEMENT OF FINANCIAL POSITION
31 December 2024 and 2023
Expressed in Thousands of US Dollars

	2024	2023
ASSETS
DUE FROM BANKS (Note H)	$557	$2,262
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C, H and I)
Time deposits	10,458	8,209
ACCRUED REVENUE	53	11
DUE FROM CONTRIBUTORS (Note F)	–	2,208
ADVANCES FOR TECHNICAL ASSISTANCE (Note E)	8	27
TOTAL	$11,076	$12,717

LIABILITIES AND UNCOMMITTED BALANCES
ACCOUNTS PAYABLE AND OTHER LIABILITIES
Payable to related funds (Note D)	$21		$44
Accrued Expenses	20	$41	10	$54
UNDISBURSED TECHNICAL ASSISTANCE (Notes E and I)		9,830		7,769
TOTAL LIABILITIES		9,871		7,823
UNCOMMITTED BALANCES (FSDPSF-2), represented by:
Net assets without donor restrictions		1,205		4,894
TOTAL		$11,076		$12,717

The accompanying Notes are an integral part of these financial statements (FSDPSF-4).
Note: Certain reclassifications were made in 2023 to conform with current year's presentation.

FSDPSF-2

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Years Ended 31 December 2024 and 2023
Expressed in Thousands of US Dollars

	2024	2023
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

CONTRIBUTIONS (Note F)	$–	$2,179

REVENUE
From investments for liquidity purpose (Note C)	591	424
From other sources	18	54
Total	609	2,657

EXPENSES
Technical assistance—net (Notes E and G)	(4,136)	(2,660)
Administrative and financial expenses (Notes D and G)	(124)	(134)
Total	(4,260)	(2,794)
CONTRIBUTIONS AND REVENUE LESS THAN EXPENSES	(3,651)	(137)
EXCHANGE (LOSSES) GAINS—net	(38)	36
DECREASE IN NET ASSETS	(3,689)	(101)
NET ASSETS AT BEGINNING OF PERIOD	4,894	4,995
NET ASSETS AT END OF PERIOD	$1,205	$4,894
The accompanying Notes are an integral part of these financial statements (FSDPSF-4).

FSDPSF-3

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2024 and 2023
Expressed in Thousands of US Dollars

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Contributions received	$2,170	$2,682
Interest received on investments for liquidity purpose	549	420
Cash received from other sources	18	54
Technical assistance disbursed	(2,064)	(2,256)
Administrative and financial expenses paid	(129)	(114)

Net Cash Provided by Operating Activities	544	786

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	319,751	407,365
Purchases of investments for liquidity purpose	(322,000)	(409,285)

Net Cash Used in Investing Activities	(2,249)	(1,920)

Net Decrease in Due From Banks	(1,705)	(1,134)

Due from Banks at Beginning of Period	2,262	3,396

Due from Banks at End of Period	$557	$2,262

The accompanying Notes are an integral part of these financial statements (FSDPSF-4).

FSDPSF-4

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
NOTES TO FINANCIAL STATEMENTS
31 December 2024 and 2023

NOTE A—NATURE OF OPERATIONS
The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB’s corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term corporate strategy to 2030—Strategy 2030. Under Strategy 2030, ADB’s vision is to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific, while sustaining its efforts to eradicate extreme poverty. ADB will continue to prioritize the region’s poorest and most vulnerable countries. ADB provides financial and technical assistance for projects and programs, which will contribute to achieve this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.1

The Financial Sector Development Partnership Special Fund (FSDPSF) was approved by the Board of Directors and established on 31 January 2013 to strengthen regional, subregional, and national financial systems in Asia and the Pacific. The FSDPSF will provide financial assistance through grants for components of investments projects and technical assistance projects.

FSDPSF’s resources may consist of contributions from ADB and other bilateral, multilateral, and individual sources, including companies and foundations.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, Exemption from Taxation, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of Financial Statements

The financial statements of the FSDPSF are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), and are presented on the basis of those for not-for-profit organizations.

FSDPSF reports donors’ contributions of cash and other assets as assets without donor restrictions as these are made available to FSDPSF without conditions other than for the purpose of pursuing its objectives.

Functional and Reporting Currency

The US dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of the FSDPSF.

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions denominated in non-US dollar currencies to be translated to the reporting currency using exchange rates applicable at the time of the transactions. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. At the end of each accounting month, translations of assets and liabilities which are denominated in non-US dollar currencies are adjusted using the applicable exchange rates at the end of the reporting period. These translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.

1 Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Asian Development Bank Institute (ADBI), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF).

FSDPSF-4
continued

Investments for Liquidity Purpose

All investments held by FSDPSF are reported at fair value (FV). Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

Contributions

The contributions from donors and the allocations from net income of OCR are included in the financial statements, from the date of effectivity of the contributions agreement, and the Board of Governors’ approval, respectively.

Technical Assistance and Related Undisbursed Balance

Technical assistance (TA) are recognized as expense in the financial statements when the project becomes effective. Upon completion or cancellation of a TA project, any undisbursed committed balance is reversed. TA expenses are also reversed accordingly.

Advances are provided from TA to the executing agency or co-operating institution, for the purpose of making payments for eligible expenses. The advances are subject to liquidation and charged against undisbursed commitments. Any unutilized portion is required to be returned to the fund. These are included in ADVANCES FOR TECHNICAL ASSISTANCE.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

FSDPSF-4
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Accounting Estimates

The preparation of financial statements in conformity with US GAAP requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

Accounting and Reporting Developments

In March 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2024-02, “Codification Improvements – Amendments to Remove References to the Concepts Statements”. This Update contains amendments to the Codification that remove references to various FASB Concepts Statements. The amendments in this Update are effective for public business entities for fiscal years beginning after 15 December 2024. For all other entities, the amendments are effective for fiscal years beginning after 15 December 2025. Early adoption is permitted for all entities. ADB does not expect the adoption of this Update to have a material impact on the financial statements.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, FSDPSF considers that its cash and cash equivalents are limited to DUE FROM BANKS, which pertain to current accounts in banks used for operational disbursements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity of funds invested. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investments for liquidity purpose held as of 31 December 2024 and 2023 were in US dollar time deposits. The rate of return on the average investments for liquidity purpose held during the year ended 31 December 2024 was 5.3% (5.2% – 2023).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 31 December 2024 and 2023 is as follows:

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
2024
Investments for liquidity purpose
Time deposits	$10,458	$–	$10,458	$–

2023
Investments for liquidity purpose
Time deposits	$8,209	$–	$8,209	$–

Time deposits are reported at cost, which approximates FV.

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NOTE D—RELATED PARTY TRANSACTIONS

The OCR and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the FSDPSF is settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB’s incremental cost for the administration, management, supervision, and operation of the FSDPSF. The service fees are set at (i) 5% of amounts disbursed for technical assistance projects; and (ii) 5% of amounts disbursed for grant components of investment projects up to $5,000,000, or 2% of amounts disbursed for grant components of investment projects above $5,000,000 with a minimum of $250,000, whichever is greater. As of 31 December 2024, all service fees pertain to the administration of TA projects. See Note G for service fees during the years ended 31 December 2024 and 2023.

The interfund account balances included in ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 31 December 2024 and 2023 are as follows:

($ thousand)
	2024	2023
Payable to:
Ordinary capital resources	$14	$31
Technical Assistance Special Fund	7	13
Total	$21	$44

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED TECHNICAL ASSISTANCE

Undisbursed TA are denominated in US dollars and represent effective TA projects not yet disbursed and unliquidated. For the year ended 31 December 2024, five TA projects and ten supplementary TA (three TA projects and six supplementary TA – 2023) became effective resulting in a total TA expense of $4,136,000 ($2,660,000 – 2023), net of $179,000 ($340,000 – 2023) undisbursed TA that were reversed as reduction in TA expenses. As of 31 December 2024, undisbursed TA of $9,830,000 ($7,769,000 – 2023) includes $8,000 ($27,000 – 2023) advances for TA.

The FV of undisbursed commitments approximates the amounts outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE F—CONTRIBUTIONS AND UNCOMMITTED BALANCES

In December 2023, the Government of Luxembourg committed contribution amounting to €2,000,000 (equivalent to $2,179,000 at the time of commitment and $2,208,000 as of 31 December 2023), which was transferred to the FSDPSF in January 2024. The amount committed in 2023 was reported in the Statement of Financial Position as DUE FROM CONTRIBUTORS as of 31 December 2023.

Uncommitted balances comprise amounts which have not been committed by FSDPSF as of 31 December 2024 and 2023. These balances include approved TA projects/programs that are not yet effective.

continued

NOTE G—EXPENSES

Technical assistance—net

TA expenses are classified according to its nature using the budget allocation specified in the relevant TA agreement for the TA projects that became effective during the year. The details of TA expenses for the years ended 31 December 2024 and 2023 are as follows:

($ thousand)
	2024	2023
Consultants	$3,326	$2,345
Trainings and Seminars	485	552
Studies	120	10
Other expenses–neta	205	(247)
Total	$4,136	$2,660

[a]	Net of amounts reversed as reduction of TA expenses (See Note E).

Administrative and financial expenses

The administrative expenses include service fees to OCR and audit fees, which are incurred for management and general supporting activities. The table below summarizes the administrative expenses for the years ended 31 December 2024 and 2023:

($ thousand)
	2024	2023
Service fees to OCR (Note D)	$104	$113
Audit fees	20	20
Financial expenses	0	1
Total	$124	$134
0 = less than $500

NOTE H—LIQUIDITY  AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of FSDPSF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, FSDPSF invests cash in excess of daily requirements in short-term investments.

As of 31 December 2024, FSDPSF has liquidity of $11,015,000 ($10,471,000 – 2023) consisting of DUE FROM BANKS of $557,000 ($2,262,000 – 2023) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $10,458,000 ($8,209,000 – 2023), available within one year of the balance sheet date to meet cash needs for general expenditure. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditure within one year of the balance sheet date.

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NOTE I—OTHER FAIR VALUE DISCLOSURES

As of 31 December 2024 and 2023, FSDPSF has no assets or liabilities measured at FV on a non-recurring basis. See Notes C and E for discussions relating to investments for liquidity purpose and undisbursed technical assistance, respectively. In all other cases, the carrying amount of FSDPSF’s assets and liabilities is considered to approximate FV.

NOTE J—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2024 through 12 March 2025, the date these financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the FSDPSF’s financial statements as of 31 December 2024.